THE ESTĒE LAUDER COMPANIES INC.
2009 ANNUAL REPORT

CONTENTS



Mrs. Estée Lauder at Sakowitz Brothers department store in Houston, Texas in the early 1950's.

DEFINING HIGH-TOUCH

Since Mrs. Estée Lauder founded our Company in 1946, we have always differentiated ourselves by exceeding expectations in everything we do. The craftsmanship and quality of our products, combined with our commitment to excellent personalized service and education, come together to deliver superior performance and to inspire positive emotions in our consumer. This extraordinary experience is what we call High-Touch.

High-Touch is the unique connection that exists at counters and in our stores around the world and how we delight our consumer and continue to meet her desire for the ultimate product efficacy and prestige experience.

Simply put, High-Touch is bringing the best to everything we do and one of the ways we will achieve our Company's vision to be the global leader in prestige beauty.



LEONARD A. LAUDER

CHAIRMAN EMERITUS' LETTER

Dear Fellow Stockholders:

For 63 years, The Estée Lauder Companies has excelled at building innovative brands that have appealed to consumers all over the globe. Along the way we have weathered tough challenges, including severe recessions and key customers going out of business. But we have always emerged a greater company—stronger, smarter and more flexible. Difficult times reward companies that are versatile, adaptive and diversified. All are true of The Estée Lauder Companies.

Fiscal 2009 was a challenging year, as we and everyone else confronted a global economic downturn. Under the strong leadership of our Executive Chairman, William P. Lauder, and our President and Chief Executive Officer, Fabrizio Freda, we quickly took action to respond to the external environment. The following report will provide detail on our new corporate strategy, which was rolled out in fiscal 2009. This strategy provides a roadmap to speed up innovation, prioritize investments, rein in costs and usher in the next stage of our Company's growth.

DIFFICULT TIMES REWARD COMPANIES THAT ARE VERSATILE, ADAPTIVE AND DIVERSIFIED. ALL ARE TRUE OF THE ESTĒE LAUDER COMPANIES.

As we welcome Fabrizio Freda as our new Chief Executive Officer, I want to thank William Lauder for the outstanding accomplishments our Company achieved while he was Chief Executive Officer. Thanks to his knowledge and keen insights, we expanded our international reach, increased our presence in new channels of distribution—particularly the fast-growing Internet and direct response television—and greatly strengthened our brand portfolio, all of which contributed to our Company's growth.

At the start of fiscal 2010, I transitioned into a new role as Chairman Emeritus. As a continuing member of the Board and a long-time stockholder, I have full confidence that under William and Fabrizio's leadership, our Company will continue to achieve even greater pinnacles of success. William's profound understanding of The Estée Lauder Companies and its rich heritage, combined with Fabrizio's deep business acumen and strategic vision, will continue a long tradition of strong partnership at the Company's helm.

This leadership team marks the start of a new era at The Estée Lauder Companies. As I assume my new position, I will continue to provide advice and guidance to the leaders of the Company so we can continue the incredible journey that started more than half a century ago when I came to work at a small cosmetics company started by my mother.

I want to thank, with deep appreciation and gratitude, all our employees, retail partners and consumers who have helped build The Estée Lauder Companies into what it is today—a worldwide leader in prestige beauty.

Sincerely,

Leonard A. Lauder
Chairman Emeritus



WILLIAM P. LAUDER

EXECUTIVE CHAIRMAN'S LETTER

Dear Fellow Stockholders:

For The Estée Lauder Companies, fiscal 2009 was a year of change and opportunity. Although the difficult global economic conditions impacted our financial results, our employees showed tremendous resourcefulness during this challenging time and I am extremely appreciative of their dedication, hard work, flexibility and skill.

The worldwide recession impacted sales in all regions and brands to varying degrees, which is reflected in our lower sales and earnings. Retail sales of consumer goods, including beauty products, fell sharply, due to the decline in consumer spending. In the face of these external forces, we took many defensive steps that made us stronger, smarter and better able to tackle competitive challenges that may come our way.

To protect our earnings we moved quickly to cut costs, reducing planned spending by $250 million. By doing so, we remained profitable, enjoyed a healthy balance sheet and generated strong cash flow from operations. We announced salary and hiring freezes and the unfortunate, but necessary, decision to reduce our workforce by six percent over the next two years.

Operationally, we achieved solid progress in a number of key areas, leading to greater efficiencies and integration. We finished the year with major improvements in inventory days and sharply cut the number of stock keeping units (SKUs) that we carry. We focused on better aligning our supply chain with the brands and regions, which should enable us to achieve greater cost and time efficiencies. We modernized our processes and technologies in some demand planning and financial functions and at our U.K. manufacturing operations.

While we adjusted our plans to deal with the unexpected economic downturn, Fabrizio Freda and I, along with our senior leadership team, were also busy developing the Company's four-year strategy that sets out new goals. I am proud of how our employees came together in support of the new strategy and pleased that, overall, investors responded favorably.

Companies that succeed in tough times like these, and emerge even stronger, share common traits. They are diversified in their geographic scope, distribution channels and product offerings and have a strong financial foundation and clear path for future growth. We possess all these attributes, and many more, including decades of brand-building and commercial expertise, a portfolio of world-class brands and a long history of superior creativity, innovation and High-Touch personal service.

I am also pleased to note that we advanced our long-standing commitment to being a responsible corporate citizen. We have included a special section in this report that highlights some of our activities in philanthropy, social responsibility and environmental awareness. Being actively engaged in the communities where we live and work is a deep-rooted responsibility that is part of our core values and business practices.

I look forward to continuing to collaborate with Fabrizio, who succeeded me as Chief Executive Officer on July 1, 2009. Together, we will lead the efforts to achieve our objectives for the Company and its stockholders.

My father, Leonard Lauder, transitioned to his new role as Chairman Emeritus. I would like to express my gratitude to him on behalf of the whole Company for his vision, business skills, passion and tireless energy. Although he will be less active on a day-to-day basis, we look forward to his continued contributions as a member of the Board and his ongoing role as a valued teacher and advisor.

In addition to thanking our employees for their dedication to the Company, I want to extend my appreciation and gratitude to our consumers for their loyalty, our customers who are invested in our brands, our Board for its advice and direction, and our stockholders for their ongoing support of The Estée Lauder Companies. We continuously strive to increase stockholder value and make you proud to be a part of this remarkable Company.

Sincerely,

William P. Lauder
Executive Chairman



FABRIZIO FREDA

PRESIDENT AND CHIEF EXECUTIVE OFFICER'S LETTER

Dear Fellow Stockholders:

Fiscal 2009 was a time of tremendous transformation for The Estée Lauder Companies. The global economic downturn prompted us to change the way we operate even more quickly, while at the same time we began laying the foundation for the Company's new four-year strategy.

I am particularly proud of how our talented people successfully managed the business against this challenging backdrop. Despite reduced consumer spending, we were able to gain share in many important countries and channels, thanks to our employees' hard work and creative efforts.

We also focused on gaining efficiencies and fostering more collaboration across our brands, regions and channels. During the year, we resized the Company to compensate for lower sales and restructured the Company by introducing new processes and leadership teams for improved organizational alignment.

William Lauder and I, together with the Company's top leadership, spent much of the year developing a strategic plan that we believe will generate sustainable, profitable growth for the long term. The strategy focuses our resources on our most promising opportunities worldwide by brand, category, region and channel.

DESPITE REDUCED CONSUMER SPENDING, WE WERE ABLE TO GAIN SHARE IN MANY IMPORTANT COUNTRIES AND CHANNELS, THANKS TO OUR EMPLOYEES' HARD WORK AND CREATIVE EFFORTS.

Our strategy seeks to take the Company to the next level by leveraging our numerous strengths, which include our diverse brand portfolio and our long history of superior creativity and innovation. In addition, we will continue to maximize our selective distribution model and our tremendous global reach and rely on our solid financial underpinnings and our passionate workforce.

We believe an important way to leverage our core strengths is by gaining even greater consumer insights, and we've started enhancing this capability throughout our regions. We will use even more consumer understanding and market intelligence to stimulate our creative process across product development, innovation, distribution, packaging and our personalized service model.

Another critical component of our strategy is to better leverage our scale and improve integration. Our new North American affiliate, which launched on July 1, 2009, is a prime example of how we are bringing our brands together to work more effectively with retailers and gain economies of scale.

We are also addressing obstacles that are impeding our growth, including our underperforming brands, which drain resources from our investment priorities. We have begun to make progress in this area and look forward to achieving more in the coming year.

Fiscal 2010 is the first full year of our four-year strategy. We expect to show significant improvement toward our goals and continue building capabilities in many areas. The following are the goals we seek to achieve:

- Gain share by growing sales at least one percent ahead of global prestige beauty annually
- Derive more than 60 percent of sales from outside the United States
- Strive for annual improvement in operating margin, with a goal of 12 to 13 percent by fiscal 2013
- Create a substantial increase in return on invested capital, reaching 19 to 20 percent by fiscal 2013
- Reduce inventory days 15 to 20 percent, to 145 to 150 days, by the end of fiscal 2013

OUR STRATEGY SEEKS TO TAKE THE COMPANY TO THE NEXT LEVEL BY LEVERAGING OUR NUMEROUS STRENGTHS.

I am honored to have been chosen to lead The Estée Lauder Companies as we set forth on this exciting journey. I look forward to a continued strong partnership with William and will rely on his wisdom, deep experience and industry knowledge as we steer the Company toward the bright future that lies ahead.

I am grateful to Leonard Lauder, who has provided me with invaluable guidance and support. He is a true mentor and I will always be grateful that he welcomed me so warmly into The Estée Lauder Companies' family. Together, William and I will build on Leonard's high standards and continue the leadership, vision, creativity and energy that distinguishes his long and outstanding tenure.

I am also so proud of our employees for their dedication and hard work in fiscal 2009 and am confident we will make substantial strides in the years ahead. We will emerge from this challenging environment stronger, leaner and better positioned to capture greater share and drive long-term profitable growth.

By imagining the desires and needs of our consumers, integrating the talent of our people and the resources of our brands, and innovating high-quality products and services, we are positioning The Estée Lauder Companies to be a growing and profitable global leader in prestige beauty.

Importantly, this will continue to be a workplace where people can aspire to greater levels of personal development and achievement and where everyone will play a pivotal role in taking our Company to even greater heights of success, for the benefit of stockholders and employees alike.

Sincerely,

Fabrizio Freda

Fabrizio Freda
President and Chief Executive Officer

2009 FINANCIAL HIGHLIGHTS

FINANCIAL OVERVIEW

FISCAL YEAR ENDED OR AT JUNE 30 (Dollars in millions, except per share data)	2009	2008	Change
Net Sales*	**$7,323.8**	$7,910.8	(7%)
Operating Income*	**418.4**	810.7	(48%)
Net Earnings*	**218.4**	473.8	(54%)
Net Earnings Per Common Share—Diluted*	**1.10**	2.40	(54%)
Total Assets	**$5,176.6**	$5,011.2	3%
Stockholders' Equity	**1,640.0**	1,653.2	(1%)

NET SALES*†
(Dollars in billions)


6.28
6.46
7.04
7.91
7.32
2005
2006
2007
2008
2009

OPERATING INCOME*†
(Dollars in millions)


726.8
619.6
749.9
810.7
418.4
2005
2006
2007
2008
2009

NET EARNINGS FROM CONTINUING OPERATIONS*†
(Dollars in millions)


409.9
324.5
448.7
473.8
218.4
2005
2006
2007
2008
2009

DILUTED NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS*†


$1.80
$1.49
$2.16
$2.40
$1.10
2005
2006
2007
2008
2009

* Refer to Selected Financial Data and related footnotes on page 91.

† In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. As a result, statements of earnings information for all periods presented has been restated to reflect the Stila reporting unit as discontinued operations.

OPERATING WORKING CAPITAL

Accounts receivable plus inventory less accounts payable (As % of net sales)


20.6
19.7
19.9
21.0
18.0
2005
2006
2007
2008
2009

FREE CASH FLOW†

Net cash flow from continuing operations less capital expenditures (Dollars in millions)

Compound Annual Growth Rate 13.6%


249.6
466.7
355.2
332.3
416.2
2005
2006
2007
2008
2009

GLOBAL NET SALES


51% $3.19 billion
49% $3.09 billion
2005
$6.28 billion
International
U.S.
59% $4.30 billion
41% $3.02 billion
2009
$7.32 billion

NET SALES BY DISTRIBUTION CHANNEL


7% Other (including distributors) 8%
5% Salons / Spas 4%
7% Travel Retail 7%
7% Retail Stores 9%
14% Perfumeries 15%
23% International Department Stores 27%
37% North American Department Stores 30%
2005
2009

HISTORICAL NET SALES GROWTH


1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2009
$7.3 billion



imagine.

WHAT OUR BEST, BRIGHTEST AND MOST CREATIVE PEOPLE CAN ACHIEVE.


imagine.
Hello Kitty
M·A·C

M·A·C Hello Kitty collection.

THE ESTĒE LAUDER COMPANIES' PRODUCTS TOUCH HALF A BILLION GLOBAL CONSUMERS A YEAR.

The Estée Lauder Companies' employees spend every day working to understand the aspirations of our consumers. This ability to anticipate what our consumer wants before she knows herself is one of our greatest strengths. Whether imagining a breakthrough skin care technology to stop time in its tracks, or creating a world of fantasy and color for a consumer who lives in the moment, we cultivate and encourage our employees to imagine what our consumers need, and more importantly, what they desire. Through many creative and imaginative forms of outreach, our extraordinary portfolio of brands touched half a billion consumers globally in fiscal 2009.

In this difficult economic environment, our consumers' definition of value is rapidly changing. We responded with exciting point-of-service solutions and new ways of utilizing social media to reframe our messages to address the consumers' new mindset. Many of our brands created new ways to reinforce their


DARPHIN
PARIS
BAUME NETTOYANT AROMATIQUE AU BOIS DE ROSE
AROMATIC CLEANSING BALM WITH ROSEWOOD
BE DELICIOUS
ISLAND
MICHAEL KORS

imagine.


Jo Malone
London
Jo Malone
London

Jo Malone specializes in the art of fragance combining.

numerous strengths, including an emphasis on product quality, performance, average cost over time and the personal service provided by our highly trained beauty advisors and makeup artists.

Two brands that evolved their High-Touch service models and communicated value to consumers in fiscal 2009 were Bobbi Brown and Origins. At Bobbi Brown counters, there were an increased number of complimentary makeup lessons provided to consumers, and Origins introduced complimentary mini-facials at its free-standing stores. Other brands adapted to consumer needs with smaller, less-expensive sizes of best-selling products, and certain department stores began discreetly displaying prices of our products at the counters.

LA MER RAISED OVER $250,000 THIS YEAR FOR OCEANA, THE WORLD'S LARGEST INTERNATIONAL OCEAN ADVOCACY GROUP.


LA MER
CRÈME DE LA MER
LA MER
MOISTURIZING CREAM

World Ocean Day edition Crème de la Mer.



Bobbi Brown demonstrates her 10-Step Beauty routine for editors in Dublin.


imagine.
TOM FORD

Tom Ford made a personal appearance at Selfridges in London to sign bottles for a fragrance launch.

We continue to evolve our signature High-Touch approach to meet our consumers' preferences. One of the ways we do this is by adapting our brands to meet consumers' changing tastes and needs. At Clinique's new Dermatological Concern display towers, for example, products are grouped together according to one of four common skin care concerns. These "grab and go" kits allow the consumer to decide the level of service she would like to receive—from a full consultation to express, self service.

Another way we leveraged our imagination was by creating a sense of beauty, glamour and fun for our consumers who want to be stylish even in difficult financial times. No brand understands this idea better than M·A·C, the largest makeup brand in the U.S. prestige arena. In the U.S., where sales of prestige makeup declined, M·A·C gained share by continuing to capture the imagination of our fashion-conscious consumers. The Hello Kitty collection for the spring was one of the brand's most successful launches, thanks to innovative marketing, brightly colored products and universal appeal. The limited-edition color story sold out worldwide in retail stores and online, and was the most successful collaboration in the brand's history.

While continuing to ignite our imaginations, we never lost sight of the fact that, despite a difficult economy, devoted consumers recognize the necessity of maintaining their skin care regimens. The Estée Lauder brand acknowledged this desire and reinforced it with a multi-touch, global marketing campaign to launch its reformulated Advanced Night Repair Synchronized Recovery Complex (ANR). The brand


ESTĒE LAUDER
ESTĒE LAUDER
Advanced
Night Repair
Synchronized
Recovery Complex
Complexe de réparation
synchronisée

Estée Lauder Advanced Night Repair Synchronized Recovery Complex.

ADVANCED NIGHT REPAIR WAS UPDATED IN 2009 TO PROVIDE CONTINUOUS, NIGHTTIME REPAIR WITH REVOLUTIONARY TECHNOLOGY.

imagine.



Sean John I AM KING was awarded the 2009 FIFI Fragrance of the Year for the Men's Luxe category.

also understood that another way to communicate its high-performance promise to consumers was by incorporating cutting-edge, 21st-century technology into the next generation of this iconic product. This message appealed to the consumer with both science and emotion with the headline, *"DNA Damage. Is it aging your skin too fast? Our scientists definitely think so. New. Advanced Night Repair. The revolutionary new formula beautiful skin can't live without."* The newest version of ANR is already shaping up to be one of the most successful launches in the brand's history, proving that the "little brown bottle" continues to have a loyal global following 27 years after its initial introduction.

As a Company, we used our collective imaginations to satisfy our consumers' ongoing quest for information and responded to their increasing desire to learn more about our products, often before making a purchase.


LAB
SERIES
SKINCARE FOR MEN
ACTIVE BODY WASH
Gel Douche Actif
with electrolytes/avec électrolytes
BODY
6.7 FL. OZ./OZ. LIQ.
200 ml e
WEIL for Origins
Night Health
Bedtime Face Cream
Soin de nuit pour le visage
HILFIGER
EST. 1985

We provided a range of options for them to learn about, and buy, our products through a wide array of digital experiences. The Bumble and bumble brand, for example, launched its first e-commerce site and it has already exceeded plan. In other efforts to expand and improve our e-commerce capabilities, Estée Lauder and Clinique launched web sites in China and M·A·C debuted a web site in Korea.

The online universe is rapidly expanding with a number of exciting marketing initiatives, particularly in the growing realm of social media. On sites like Twitter, Facebook and YouTube, many of our brands built increased capabilities to attract new consumers and keep existing ones up to date on their latest news.

Our Bobbi Brown brand, which speaks directly to women about beauty and self image, launched a Twitter profile (@AskBobbiBrown) which allows the brand's makeup artists around the world to answer questions and communicate with consumers directly. In addition to providing a new way to evolve our signature High-Touch personal service, Twitter allows Bobbi Brown herself to engage with fans and share the brand's philosophy. As the first of the Company's brands to launch a Twitter page, Bobbi Brown's micro-blog was named to the Cosmetology School Guide's "Top Fifty Stylish Beauty and Makeup Blogs."

imagine.



Jo Malone tastemaker event in Cape Town, South Africa.

The brand's success in effectively utilizing social media combined with its strong e-commerce capabilities resulted in a 20 percent increase in online sales in fiscal 2009.

Direct response television continues to be another important channel of distribution for a number of our brands, not only in the U.S., but in many countries around the world. After consumers see our brands demonstrated on television by our spokespersons, there is often a noticeable increase in department store sales.

Beyond computer and television screens, we also saw opportunities to enhance the way we touch our consumers at beauty counters around the world. Prestige retailers have always been among our greatest partners. Throughout the year we worked closely with them to create inviting shopping destinations and


BOBBI BROWN
Bobbi Brown Metallic Long-Wear Cream Shadow.

THE COMBINED SUCCESS OF OUR BRANDS' NUMEROUS GLOBAL ONLINE EFFORTS RESULTED IN A MORE THAN 25 PERCENT INCREASE IN E-COMMERCE SALES.

imaginative promotions to emphasize the desirability of our brands and the added value of our services. These efforts are helping us meet our collective goal to bring traffic back into department stores.

To better adapt our products and marketing to satisfy the desires of our regional consumers, we started to make a more focused effort to leverage research and development, along with consumer intelligence, across markets. A heightened regional focus and a better local understanding should enable us to improve our local marketing capabilities and better meet the needs of our consumers.

Imagination is just one of the many strengths we are using to ensure our Company continues to prosper. When we combine our imagination with our history of superior creativity and entrepreneurship, we are able to create breakthrough products and services that satisfy consumers' greatest desires.



Integrate.

THE COLLECTIVE EFFORTS OF OUR EMPLOYEES WILL ENABLE US TO BE A TRULY GLOBAL COMPANY.

Integrate.


INTRODUCING
PRIVATE COLLECTION
JASMINE WHITE MOSS
ESTĒE LAUDER

The Estée Lauder Private Collection Jasmine White Moss advertising campaign.

In line with our new four-year strategy, we are increasing our focus on internal integration. Our first step was to restructure the business to best leverage our global strengths across brands, regions and functions. We placed our senior executives in the roles that best match their strengths. To further foster integration among employees, we have provided them enhanced collaboration and communication tools to share ideas and learn from each others' experiences. This increased focus on global internal communications is helping encourage dialogues between markets to share insights across brands, regions and categories.

PRIVATE COLLECTION JASMINE WHITE MOSS WAS STARTED BY MRS. ESTĒE LAUDER IN THE LATE 1980'S AND WAS RECENTLY COMPLETED BY HER GRANDDAUGHTER AERIN LAUDER, WHO IS FEATURED IN THE FRAGRANCE'S ADVERTISING CAMPAIGN.

Two newly created teams are leading these efforts:

- The Executive Leadership Team (ELT), which includes senior executives across all brands, regions and functions, is responsible for implementing the Company's long-term strategic priorities, achieving annual goals and addressing critical global business issues and opportunities.
- The Program Management Team (PMT) is a subcommittee of the ELT and oversees approximately two dozen initiatives that fall into five categories: sales growth, cost of goods improvements, asset management, operating expense efficiencies and management of business capabilities. Congruent with our new strategy, most of the work in these areas is expected to be completed over the next four years.

Integrate.


4000 mL
KIMAX
KIMBLE

Natural ingredients displayed at an Origins editor event.

Under the guidance of these leadership teams, our employees are working even more collaboratively and productively. This is leading to improved productivity and a greater ability to deliver sustainable, profitable growth for the Company.

The establishment of our new North American affiliate is a prime example of how we are forming interdisciplinary teams to better serve our customers' needs. The affiliate will provide a single point of contact for our retailers, streamlining their interactions with us, which should strengthen our relationships with our customers and free up resources to ultimately increase store traffic. From an internal perspective, the new affiliate will allow for more focused service and enhanced support to all of our brands.

To better integrate our brands, we have organized them into four clusters according to channel and consumer segmentation. This enables our brands to draw upon their great strengths and share their deep knowledge with each other.

HIGH-END PRESTIGE BRANDS AND MAKEUP ARTIST BRANDS

Estée Lauder, M·A·C, Bobbi Brown, Prescriptives, La Mer, Jo Malone, Tom Ford Beauty

PRESTIGE SKIN CARE AND ALTERNATIVE CHANNELS

Clinique, Origins, Ojon

FRAGRANCE LICENSING AND CREATIVE INCUBATOR

Aramis and Designer Fragrances, BeautyBank

SALON AND PHARMACY CHANNEL

Aveda, Bumble and bumble, Darphin


DONNAKARAN
CASHMERE MIST
A FRAGRANCE TO SEDUCE THE SENSES

Donna Karan Cashmere Mist collection.


Integrate.
MICHAEL KORS BEAUTY
Very Hollywood
MICHAEL KORS
THE NEW FRAGRANCE FOR WOMEN
GET RED CARPET READY AT VERYHOLLYWOOD.COM

Very Hollywood Michael Kors advertisement.

OUR MORE FOCUSED APPROACH TO SHARING CONSUMER INSIGHTS ACROSS BRANDS WILL ALLOW US TO BETTER DELIGHT OUR CONSUMERS AND PRODUCE PRODUCTS AND SERVICES THAT ARE LOCALLY RELEVANT.


Ojon
Hair

Ojon Restorative Hair Treatment.

Our brands today are sharing consumer knowledge in a more frequent and focused way. In Asia, we are leveraging consumer intelligence across markets to help us create and deliver products that are tailored to the needs of the Asian consumer. For example, in Japan, many women's greatest skin care concern is whiteness, while many Chinese women are more concerned with dryness. This focused approach to understanding what consumers desire and then creating products to address their specific concerns led to a 17 percent local currency sales increase in our skin care category in the Asia/Pacific region.

Integrate.






CLINIQUE
CLINIQUE

Clinique Dramatically Different Moisturizing Gel being manufactured in Melville, N.Y.

AS A RESULT OF OUR FOCUSED INTEGRATION EFFORTS, WE ACHIEVED A 16 PERCENT SKU REDUCTION IN FISCAL 2009.

Adding to the effectiveness in this area is the improved management and integration of our supply chain across the Company. Our supply chain team is enhancing its involvement at each stage of the product life cycle, from helping brands conceive of ways to reduce manufacturing costs at inception to managing inventory on a more integrated basis. This is already showing improvements in better alignment of supply and demand, quicker response time to demand changes and stronger regional production capabilities.



innovate.

WE CONTINUE TO SURPRISE AND DELIGHT
OUR CONSUMERS.

innovate.

Innovation touches almost every aspect of our business and has always been at the heart and soul of The Estée Lauder Companies. From product and brand development to innovative service, packaging, design and marketing, we are continuously evolving our High-Touch, individualized service model to reach 21st-century consumers.

Our employees are at the crux of this creativity and over the past year we have developed an innovation strategy that will help us focus on fewer, bigger ideas in high-priority areas, source the best ideas from



AVEDA
INSTANTLY IMPROVE DRY HAIR UP TO 63%*
New Dry Remedy Moisturizing Shampoo, Conditioner and Treatment Masque—plant-powered by our patent-pending Deep-Moisture Complex—transforms even the driest, most brittle hair to soft, supple, touchable. Dive into deep moisture. For a special offer, visit aveda.com/marieclaire or call 800.374.4175.

An advertisment for Aveda's Dry Remedy Hair Care collection.



Bumble and bumble.
Limited edition hair trimmings

Bumble and bumble Bandball.



A Research and Development chemist works on a new Clinique foundation formula.

innovate.

around the world and foster improved collaboration to increase our success in getting our products and ideas to consumers more quickly.

To meet the needs and desires of our consumers in diverse markets, we have begun establishing regional Innovation Centers in Asia and Europe to complement the team in North America. Staffed with experts in product development and packaging innovation, these regional teams will work closely with the existing Research and Development laboratories to create regionally relevant products and packaging to meet the demanding expectations of consumers in these markets.

BELOVED WON A
FIFI FRAGRANCE
OF THE YEAR AWARD.



American Beauty's Beloved fragrance.


3 years? 5 years? 10 years?
How much time do you want off?
New. Time Zone
Line and Wrinkle Reducing Moisturizer SPF 15
Now you can take more than 10 years off the look of your skin in just 4 weeks and dramatically reduce the look of wrinkles. We can prove it.
Inspired by the revolutionary science of cellular regeneration, our exclusive Sirtuin EX1 Technology and TriHyaluronic Complex revitalize aging skin to make visible age reversal a reality.
So powerful, every single woman tested showed a reduction in the look of wrinkles.* Your time is now.
Women like you are convinced.
98% instantly felt skin was hydrated and comfortable.
88% felt skin was plumped and toned in 4 weeks.
88% saw more youthful looking skin after 4 weeks.
Consumer test of Time Zone Line and Wrinkle Reducing Creme SPF 15 for Normal/Combination Skin.
esteelauder.com
ESTĒE LAUDER
ESTĒE LAUDER
Time Zone

An advertisement for Estée Lauder Time Zone Line and Wrinkle Reducing Creme SPF 15.

Additionally, we are enhancing our capabilities in consumer research and continuing to infuse consumer insights into our creativity and product development. This will provide an important catalyst to our evolving innovation process.

Recent consumer research has reconfirmed what we already know, that skin care is important to consumers around the globe and that they have specific needs depending on their region. Their concerns include dullness, redness, hyper-pigmentation, lines and wrinkles. In fiscal 2009, we produced many outstanding products to address these specific needs, which led to a variety of important breakthroughs, helping us to continue our leadership position in skin care.

innovate.

CLINIQUE'S REDNESS SOLUTIONS INSTANT RELIEF MINERAL POWDER BECAME ONE OF THE TOP 10 TREATMENTS IN THE SKIN CARE CATEGORY IN U.S. DEPARTMENT STORES IN FISCAL 2009.

One key launch was Estée Lauder's Time Zone Line and Wrinkle Reducing Creme SPF 15 in the anti-aging category. Inspired by the revolutionary skin care science of cellular regeneration, the product broke new ground and established itself as our first moisturizer to measurably reduce the appearance of lines by helping to boost skin's natural youthful function. Following a strong consumer response to this moisturizer, the brand expanded the line by introducing Time Zone Anti-Line/Wrinkle Eye Creme.

To address the issue of skin redness, Clinique introduced Redness Solutions Instant Relief Mineral Powder, a unique treatment that measurably reduces the appearance of redness with anti-irritant ingredients. As a product that both treats and covers, it meets consumer needs worldwide in an innovative and effective way. This product helped accelerate an already fast-growing category where Clinique has established itself as a global leader.


CLINIQUE
°C
100
90
80
70
60
50
40
30
20
10
0
10

Clinique Redness Solutions Instant Relief Mineral Powder works as a makeup and skin care product.


innovate.
ORIGINS
Youthtopia™
Age-correcting serum
with Rhodiola
Nature's alternative to nips & tucks.*
75% agreed their skin felt firmer
73% saw younger-looking skin with fewer lines
Discover Youthtopia™ Age-correcting serum with Rhodiola. Powered by the legendary plants, Rhodiola rosea and Amalaki, and clinically proven by science, this potent complex rapidly and visibly helps restore firmness and elasticity and repair the appearance of lines and wrinkles. So what you see and feel is a tighter, tauter complexion that appears significantly younger. Growing older will just have to wait.
ORIGINS
Powered by Nature. Proven by Science.

An advertisement for Origins Youthtopia Age-correcting serum with Rhodiola.

FUTURE INNOVATION WILL BE FOCUSED ON FEWER, BIGGER IDEAS IN HIGH PRIORITY AREAS, ALLOWING US TO STRENGTHEN OUR HERITAGE BRANDS AND CULTIVATE TOMORROW'S WINNING BRANDS.

Another area where we have made significant progress toward innovation is in the natural products category. Origins Youthtopia Age-correcting serum with Rhodiola shows how Origins is living its new tagline—"Powered by Nature, Proven by Science." Rhodiola is a plant found in the Siberian desert that combats visible stress and helps firm skin. The product has already garnered a great deal of attention and consumers seem to love it.

Our entrepreneurial think-tank, BeautyBank, saw an opportunity to connect with consumers searching for a product that could visibly reduce facial discolorations with the power of natural ingredients. The result was Grassroots Research Labs' Vitamin C Power Brightening Cream SPF 25, a hydrating cream that brightens the skin and evens out skin tone. It was launched at Kohl's Department Stores, where it ranked among the top five skin care products at the retailer.


innovate.
M·A·C MINERALIZE

M·A·C Mineralize collection.

We are also carefully mapping out opportunities to round out any gaps in our existing product lines. When Bumble and bumble, our stylist-driven hair care brand, wanted to develop technologically advanced gels, the brand mined both professional hair stylist and consumer insights and set out to create products that were true to its edgy personality and would surpass anything offered by competitors. The results were Bb. Gel and Gellac. Bb. Gel is a modern rendition of the old standby, but with flexibility, strength and brushable hold. Gellac is a gel-lacquer for extreme hold and intricate styles with a lacquer hard, glistening finish. Both were created using advanced technology and are quickly becoming two of the brand's most in-demand products for stylists and consumers.

OUR BUSINESS IN THE ASIA/PACIFIC REGION GREW 14 PERCENT IN LOCAL CURRENCY AND EXCEEDED PLAN IN FISCAL 2009.

CONCLUSION

Imagining, integrating and innovating are the tools that will position The Estée Lauder Companies to achieve our objectives of sustainable, profitable growth over the long term. Our commitment to building, growing and nurturing our brands will forever remain at the core of our business. In 2009 we began taking the steps that will allow us to prosper like never before. We are sharing our most effective systems and processes across borders, brands and functions. At the same time, we are knitting together the fabric of our infrastructure to be more efficient and cost-effective. We are innovating products, marketing strategies and technologies to make women beautiful and appeal to our consumers in unexpected ways.

Though the past year presented many challenges, it encouraged us to draw upon our resources and work together more closely. Our strong heritage of creativity and innovation, coupled with our commitment to integrity and high performance, manifested almost immediately in our response to the changes in the market. Together, we developed creative solutions, initiated new concepts and instituted new strategies to adapt our business and respond to the global recession.


ESTĒE LAUDER
Advanced
Night Repair

MISSONI


tommy

Vitamin C


TOM FORD
CHAMPACA
ABSOLUTE
EAU DE PARFUM
50 ML


MEN
Kiton
EAU DE
TOILETTE

Ojon

aramis
EAU DE TOILETTE
NATURAL SPRAY
VAPORISATEUR

ORIGINS
Youthtopia

CLINIQUE

LAB
SERIES
DAILY MOISTURE
DEFENSE LOTION
SPF 15
TREAT

AVEDA
dry remedy



BOBBI BROWN
AMERICAN
ULTIMATE DIAMOND
BEAUTY
PRESCRIPTIVES
Flawless
Face Primer
Base Visage
TRI-AKTILINE
Instant
Deep Wrinkle
Filler
MULTI-
TALENTED
SCULPTING
MEDIUM

PORTFOLIO OF BRANDS

The four clusters of The Estée Lauder Companies' brands are organized according to channel and consumer segmentation, allowing for better leverage of scale and strategic integration, according to market segments and growth potential.


MAC
DARPHIN
STIMULSKIN PLUS

ESTĒE LAUDER

Estée Lauder was launched in 1946 and is the flagship brand of The Estée Lauder Companies. Estée Lauder products are sold in more than 140 countries and territories. They are technologically advanced and high-performance products with a reputation for innovation, sophistication and superior quality. Select products: Advanced Night Repair Synchronized Recovery Complex, Perfectionist [CP+] Wrinkle Lifting Serum Corrector for Lines/Wrinkles/Age Spots, Time Zone Line and Wrinkle Reducing Creme SPF 15, Re-Nutriv Ultimate Youth Creme, Resilience Lift Extreme Ultra Firming Creme SPF 15, Cyber White EX Extra Concentrated Brightening Essence, Nutritious Vita-Mineral Makeup SPF 10, Double Wear Light Stay-in-Place Makeup SPF 10, TurboLash All Effects Motion Mascara, Sumptuous Bold Volume Lifting Mascara, Private Collection Jasmine White Moss, Estée Lauder *pleasures*, Beautiful, Bronze Goddess and Sensuous.

M·A·C

The Estée Lauder Companies acquired a majority interest in M·A·C in 1994 and full ownership in 1998. M·A·C is sold in more than 70 countries and territories. The brand's popularity has grown through a tradition of word-of-mouth endorsement from makeup artists, models, photographers and journalists around the world. M·A·C is for All Ages, All Races, All Sexes. Known as the color authority that provides products for the professional makeup artist and consumers alike, including an extensive range of color cosmetics, lashes, brushes, skin care, foundations and accessories. Select products: Dazzleglass, Mineralize, Prep+Prime, Studio Sculpt Foundation, VIVA GLAM, Zoom Lash and the Hello Kitty collection.

BOBBI BROWN

Bobbi Brown joined The Estée Lauder Companies' family of brands in 1995. The brand is sold in select retailers in more than 50 countries and territories. An exclusive beauty line developed by celebrated makeup artist Bobbi Brown, the brand focuses on service and teaching women to be their own makeup artists. Professional line includes color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance. Select products: Luminous Moisturizing Foundation, Creamy Concealer Kit, Shimmer Brick Compact, Long-Wear Gel Eyeliner, Long-Wear Cream Shadow, Lip Color, Hydrating Eye Cream, Extra line of skin care, Bobbi Brown *beach* fragrance and related products.

PRESCRIPTIVES

Prescriptives was established by The Estée Lauder Companies in 1979 featuring custom color for women. It is sold in five countries. Prescriptives focuses on delivering flawless-looking skin—for all skin types, from lightest to darkest. Signature services include the ultra-personalized artistry of Custom Blend Makeup and complimentary Colorprint Service, which leads the customer to her exact match foundation and customizable color cosmetics. Prescriptives also features a personalized skin care regime for all skin types. Select products: Flawless Skin Total Protection Makeup, Virtual Skin Super Natural Finish Makeup, AnyWear Multi-Purpose Makeup Stick SPF 15, Camouflage Cream, Super Line Preventor Xtreme, Intensive Rebuilding Moisturizer, ★magic by Prescriptives Liquid Powder and False Eyelashes Plush Mascara.

LA MER

La Mer joined The Estée Lauder Companies' family of brands in 1995. Sold in more than 50 countries and territories, La Mer represents supreme luxury and serious treatment. Crème de la Mer, one of the most innovative and sought-after moisturizers, was conceived by Dr. Max Huber, an aerospace physicist, after an explosion during an experiment resulted in burns to his face. Twelve years and 6,000 experiments later, he perfected Crème de la Mer. Since then, it has evolved into what can only be described as a legend. La Mer has expanded from the original, best-selling Crème de la Mer into a complete range of facial skin care and body products. Select products: Crème de la Mer, The Eye Concentrate, The Lifting Face Serum and The Hydrating Infusion.

JO MALONE

Jo Malone joined The Estée Lauder Companies' family of brands in 1999 and is available in 22 countries and territories. Jo Malone is a British lifestyle brand known for its unique fragrance portfolio and luxury products for the bath, body and home. Rewriting the rules of perfumery by mixing unexpected combinations of ingredients and providing elegant yet playful concepts where scent is used with abandon, the world of Jo Malone continues to inspire a loyal following. Select products: Lime Basil & Mandarin Cologne and Home Candle, Orange Blossom Cologne, Pomegranate Noir Cologne, Grapefruit Home Candle and Vitamin E Gel.

TOM FORD BEAUTY

Tom Ford joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 2005. The brand is sold in 43 countries and territories. Tom Ford Black Orchid, launched in November, 2006, was the first fragrance in the Tom Ford Beauty collection. Following the launch of its first scent, Tom Ford introduced the Private Blend Collection, an exclusive line of 12 unisex fragrances. Tom Ford for Men, his eponymous men's scent, was launched in fall 2007. Tom Ford White Patchouli launched in September, 2008. Select products: Tom Ford Black Orchid Eau de Parfum, Private Blend Collection, Tom Ford for Men, Tom Ford for Men Extreme and Tom Ford White Patchouli Eau de Parfum.

CLINIQUE

Clinique was founded by The Estée Lauder Companies in 1968 as the first dermatologist-created, prestige cosmetic brand. Sold in approximately 140 countries and territories, Clinique's mission today remains what it was from the beginning: to provide the highest quality and most effective products to enhance every skin type and concern, offering products for men and women of all ages and ethnicities. The brand's customized approach and quality products—all meticulously tested and carefully formulated with the latest science—have made Clinique one of the leading skin care authorities in the world. All makeup and skin care products are Allergy Tested and 100% Fragrance Free. Select products: 3-Step Skin Care System, Even Better Skin Tone Corrector, Redness Solutions Instant Relief Mineral Powder, Youth Surge Age Decelerating Moisturizer SPF 15, High Impact Mascara, Almost Lipstick, Superbalanced Makeup, Clinique Happy and Skin Supplies for Men.

ORIGINS

Origins was founded by The Estée Lauder Companies in 1990 as the first department store wellness brand. The mission at Origins is to create high-performance natural skin care products that are "Powered by Nature, Proven by Science." Origins uses potent plants, organic ingredients and 100% natural essential oils. Origins' long-standing commitment to protect the planet, its resources and all those who populate it, is reaffirmed by Origins' earth- and animal-friendly practices, packaging and policies. Sold in more than 25 countries and territories, Origins products are manufactured using a combination of renewable resources, wind energy and earth-friendly practices. Origins strives to use recycled materials when possible. Select products: Dr. Andrew Weil for Origins Night Health Collection, Make A Difference Ultra-Rich Rejuvenating Cream and Youthtopia Age-correcting serum with Rhodiola.

Ojon®

Ojon joined The Estée Lauder Companies' family of brands in 2007. It is sold in five countries. The brand creates "wildcrafted beauty" products using traditional indigenous ingredients found in the world's rainforests. The rare, naturally derived elements are hand-harvested to ensure purity and potency. Sustainability and preserving the vital natural environments of indigenous communities around the world are at the heart of the brand's mission. Select products: Restorative Hair Treatment, Ultra Hydrating Shampoo and Conditioner, Tunu Elastik Flexible Finishing Hairspray, Rub-Out Dry Cleanser, Batana Body Cream and Swa Instant Hold Hairspray.

aramis

Introduced in 1964 by The Estée Lauder Companies, Aramis was the first prestige men's fragrance to be sold in department stores. Aramis pioneered prestige men's grooming with its 'master plan' that introduced 20 unique products. Today it remains successful through its strong brand identity and continues as a symbol of masculinity and sophistication. Aramis has created certain classic scents that have withstood the test of time. Select products: Aramis Classic, Aramis 900, Aramis Devin, J·H·L, Tuscany Per Uomo, New West, Havana, Aramis Life and Aramis Always.

LAB SERIES
SKINCARE FOR MEN

Lab Series Skincare for Men was introduced by The Estée Lauder Companies in 1987. The brand's team of doctors, scientists and skin care specialists use modern technology, advanced ingredients and the latest research on men's physiological and lifestyle needs to develop products with proven results specifically targeting men's skin care concerns. Select products: Daily Moisture Defense Lotion SPF 15, Maximum Comfort Shave Cream, Active Hand Cream and Active Body Wash.

TOMMY HILFIGER

Tommy Hilfiger joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 1993. Sold in more than 120 countries and territories. Tommy Hilfiger produces fragrances and body products that reflect the classic, American cool themes of designer Tommy Hilfiger. Select product lines: tommy, tommy girl, Hilfiger, Dreaming Tommy Hilfiger.

Kiton

Kiton, a prestigious Italian tailoring company that combines the traditions of fine Italian tailoring with a reverence for luxury and elegance, joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 1995. Since 1968, Kiton creations by Signore Ciro Paone have elevated hand tailoring from craft to art form within the sartorial splendor of Italy. Sold in more than ten countries and territories, Kiton is a fragrance that embodies the very essence of fashion, elegance and sophisticated masculinity. Introduced in March 2007, Kiton Black is a couture version of the original fragrance that reflects a man's impeccable taste and the desire to have the very best. Select products: Kiton and Kiton Black fragrances.

DONNA KARAN

Donna Karan joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 1997. Sold in more than 120 countries and territories, the collection consists of luxury fragrance, bath and body products that reflect the quality, style and innovation identified with designer Donna Karan. Select products: Donna Karan Cashmere Mist, the Donna Karan Collection, featuring cult favorites, such as Donna Karan Black Cashmere, Donna Karan Chaos and Donna Karan Fuel for Men. The highly successful DKNY franchise consists of DKNY Be Delicious Women, DKNY Be Delicious Fresh Blossom and DKNY The Fragrances for Women and Men.

MICHAEL KORS

Michael Kors joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed and certain assets were acquired in 2003. The products, which are sold in more than 20 countries and territories, embody the jet-set lifestyle positioning of Michael Kors. The designer's signature scent, Michael Kors, is a modern interpretation of the classic Tuberose. Select products: Michael Kors Eau de Parfum, Michael Kors Eau de Toilette, Michael Kors Leg Shine and Very Hollywood Michael Kors. Since the launch of Island Michael Kors in 2005, the designer has introduced limited-edition, island-destination fragrances, the most recent being Island Michael Kors Bermuda (2008).

AMERICAN BEAUTY

American Beauty was created in 2004 as one of the original BeautyBank brands. American Beauty is a luxurious makeup, skin care and fragrance brand that celebrates the beauty of American style. American Beauty is available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.* Select products: Beloved perfume spray, Perfect Mineral Powder Makeup, Beauty Boost Overnight Radiance Cream and Ultimate Diamond Restorative Anti-Aging Cream.

FLIRT!

One of the original BeautyBank launches, FLIRT! was established in 2004. FLIRT! is a makeup line with over 200 shades to flirt with the possibilities. Products are housed in innovative, color-matched packaging for easy shade selection. FLIRT! is available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.* Select products: Lash-a-delic Fast Defining Mascara, Glamourazzi Extreme Lip Lacquers, Dreamy Eyes Eyeshadow and Squeeze Me Super Shiny Lip Gloss.

good skin™

Good Skin™ was introduced in 2004 by BeautyBank as a dermatologist-formulated, fragrance-free skin care brand with simple, color-coded packages that allow for self-identification by skin concern. Good Skin products are available exclusively in the United States at Kohl's Department Stores and online at *kohls.com*. In 2007, GoodSkin Labs™, a sub-brand of Good Skin, launched its instant-performance skin care products, including Tri-Aktiline Instant Deep Wrinkle Filler and Eyliplex-2 Eye Lift+Circle Reducer. Tri-Aktiline has been a best seller in Sephora in Europe, Boots in the UK and Douglas in Germany. GoodSkin Labs is available in over 58 countries worldwide. Select products: Tri-Aktiline Instant Deep Wrinkle Filler, Eyliplex-2 Eye Lift+Circle Reducer, Smooth-365 Intensive Clarity+Smoothing Peptide Serum, Lumecin Overnight Brightening Gluco-Protein Treatment, Microcrystal Skin Refinisher and All Firm Moisture Cream.

Sean John

Sean John joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 2005. It is sold in more than 35 countries and territories. Sean John's first fragrance, Unforgivable, was introduced in 2006, and quickly reached No. 1 in United States department stores. The fragrance won the coveted FiFi Award and remains a top-selling prestige fragrance. An aficionado for scents, Sean "Diddy" Combs played an active role in creating a signature scent that captures a mood of sexiness and elegance. Unforgivable Woman, Sean John's first signature scent for women, made its mark after launching in 2007. Building on the success of the Unforgivable collection, the brand introduced a new fragrance franchise with I AM KING, winning a second FiFi Award in 2009. I AM KING empowers the modern man to take on the soul of a king and realize his dreams. Sophisticated, luxurious and elegant, I AM KING is the signature scent for the man who can achieve and inspire. Select products: Unforgivable, Unforgivable Woman and I AM KING.

MISSONI

Missoni Profumi joined The Estée Lauder Companies' family of brands when the exclusive global license agreement was signed in 2005. The products are sold in over 20 countries worldwide. Missoni, the Milan-based fashion house with more than 50 years experience, is celebrated for its vibrant knitwear and engaging graphic designs. Missoni fragrance for women launched in Spring 2006, followed by Missoni acqua in Summer 2007. Select products: Missoni Eau de Parfum and Missoni acqua Eau de Toilette and Parfum.

DAISY FUENTES

Daisy Fuentes Beauty was established in 2006 by BeautyBank. Entrepreneur and fashion designer Daisy Fuentes expanded on the success of her line of sportswear available at Kohl's Department Stores, and entered the fragrance, bath and body category with the launch of Dianoche. In 2007, the brand introduced a second fragrance, So Luxurious, followed by Dianoche Ocean and Dianoche Love. All fragrances and ancillary products are available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.*

COACH

Coach joined The Estée Lauder Companies' family of brands when an agreement to create fragrances and related products for Coach was signed in 2006. Coach, Inc. is the leading marketer of modern classic American accessories. The first fragrance, which launched in Spring 2007, embodies the many personalities of the Coach woman—timeless, chic and sophisticated. The signature fragrance launch was followed with ancillary and beauty products from Coach, including the Coach Lipgloss Collection, the Coach Lipstick Collection, solid perfume charms and body lotions. Coach Legacy, the second fragrance from Coach, launched in September, 2008, and is inspired by the classic handbag collection with an unexpected twist of modernity. Ancillary products in the Legacy Lipstick collection followed in January, 2009. The collection is available exclusively at Coach retail stores in the United States and Japan and online at *coach.com.*

grassroots RESEARCH LABS

Grassroots Research Labs, introduced in 2008 by BeautyBank, is a truly sensorial skin care experience that combines nature's most powerful ingredients with advanced science to deliver extraordinary results. In 2008, Grassroots Research Labs debuted across Europe at Sephora. Grassroots Research Labs' products are available exclusively in the United States at Kohl's Department Stores and online at *kohls.com.* Select products: Pomegranate Super Anti-Oxidant Cream & Serum, Blue Algae Enriched Firming Cream, Vitamin C Power Brightening Cream SPF 25, Happily Ever After Moisture Cream SPF 15 and In Good Hands Comforting Hand Cream.

SALON AND PHARMACY CHANNEL

AVEDA

Aveda joined The Estée Lauder Companies' family of brands in 1997 and is sold in approximately 30 countries and territories. Aveda produces premium professional and consumer hair care, styling, skin, body, spa, aroma, makeup and lifestyle products, as well as professional hair color, based on The Art and Science of Pure Flower and Plant Essences that seek to fulfill the brand's mission of environmental leadership and responsibility. Select products: Dry Remedy Shampoo and Conditioner, Nourish-Mint makeup collection, Aveda Men Pure-Formance, Enbrightenment skin care, Chakra Balancing Mists, Smooth Infusion hair care, Shampure Shampoo and Conditioner, Hand Relief and Air Control Hair Spray.

Bb.

Bumble and bumble joined The Estée Lauder Companies' family of brands in June 2000 and was fully integrated in September, 2006. It is sold in over 20 countries and territories. The New York-based hair care and education company creates high-quality hair care and styling products distributed through its own two salons, other top-tier salons and select prestige retailers. Bb. University provides business and design education to the Bumble and bumble network of independent salons. Products are salon and stylist tested and found backstage at fashion shows, photo shoots and TV and film sets. Select products: Spray de Mode Hairspray, Bb. Gel and Gellac, the Curl Conscious range of hair care and styling products, Gentle Shampoo, Super Rich Conditioner, Crème de Coco Shampoo, Conditioner and Masque, Thickening Hair Spray, Brilliantine, Prep and Tonic Lotions, Sumo Tech, Grooming Creme, Surf Spray, Bb. Shine Spray and Hair Powder, which comes in five custom colors.

DARPHIN PARIS

Darphin joined The Estée Lauder Companies' family of brands in 2003. The brand is sold in more than 50 countries and territories. The Paris-based brand, started in 1958, offers prestige personalized skin care based upon the 3-D program, body care and unique massage techniques inspired by its founder Pierre Darphin. All products are created from the finest plant extracts, botanical aromas and latest cosmetic technology. The brand is sold in independent European pharmacies, beauty salons and spas worldwide. Select products: 8 Flower Nectar Aromatic Care, Arovita C Line Response Firming Serum, Stimulskin Plus Divine Lifting Cream, Predermine Cream, Aromatic Cleansing Balm and Denblan whitening toothpaste.

BOARD OF DIRECTORS



CHARLENE BARSHEFSKY[3]
Senior International Partner
Wilmer Cutler Pickering Hale and Dorr LLP



ROSE MARIE BRAVO, CBE[2,4]
Former Vice Chairman
Burberry Group Plc.



FABRIZIO FREDA
President and
Chief Executive Officer
The Estée Lauder Companies Inc.



PAUL J. FRIBOURG[1]
Chairman and
Chief Executive Officer
Continental Grain Company



MELLODY HOBSON[1]
President
Ariel Investments, LLC



IRVINE O. HOCKADAY, JR.[1]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.



AERIN LAUDER
Senior Vice President
Creative Director
Estée Lauder



JANE LAUDER
Senior Vice President
General Manager
Origins



LEONARD A. LAUDER
Chairman Emeritus
The Estée Lauder Companies Inc.



WILLIAM P. LAUDER[3]
Executive Chairman
The Estée Lauder Companies Inc.



RICHARD D. PARSONS[2,3]
Chairman
Citigroup, Inc.



LYNN FORESTER
DE ROTHSCHILD[3]
Chief Executive
E L Rothschild LLC



BARRY S. STERNLICHT[2,4]
Chairman and
Chief Executive Officer
Starwood Capital Group

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee

EXECUTIVE OFFICERS

JOHN DEMSEY
Group President

AMY DIGESO
Executive Vice President
Global Human Resources

FABRIZIO FREDA
President and
Chief Executive Officer

HARVEY GEDEON
Executive Vice President
Global Research and Development
Corporate Product Innovation
Package Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

EVELYN H. LAUDER
Senior Corporate Vice President

LEONARD A. LAUDER
Chairman Emeritus

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
Executive Chairman

SARA E. MOSS
Executive Vice President
General Counsel

GREGORY F. POLCER
Executive Vice President
Global Supply Chain

CEDRIC PROUVÉ
Group President–International

ALEXANDRA C. TROWER
Executive Vice President
Global Communications

DANIEL J. BRESTLE
After more than 30 years of contributions to The Estée Lauder Companies, our esteemed colleague and executive officer, Daniel J. Brestle, retired on June 30, 2009.

In this brief review of our Corporate Social Responsibility (CSR) activities, we have focused on describing our efforts in the following areas: Our Employees, Global Philanthropy, Sustainable Packaging, Science and Safety, Environmental Stewardship and Supply Chain. This summary serves as a precursor to our CSR report, which will be available online in fiscal 2010.











A LONG HERITAGE OF CORPORATE SOCIAL RESPONSIBILITY

When it comes to our responsibility as corporate citizens, we see ourselves as active students, caretakers, participants and innovators. Each and every day we imagine new ways to integrate our corporate sustainability and citizenship practices into our business. Our idea is simple - to be responsible citizens and partners to the communities and consumers we touch every day. We recognize these practices are of great social and economic importance to our employees, our customers and our consumers.

IMAGES CLOCKWISE FROM LEFT TO RIGHT:

Leonard A. Lauder as Principal-For-A-Day at The Bronx High School of Science, May, 2009. Evelyn H. Lauder in her office at ELC headquarters in NYC, previewing the 2009 BCA Campaign Pink Products. William P. Lauder in Denver, CO at the groundbreaking for an organic garden at an elementary school in support of the Grand Opening of Origins at Cherry Creek North, September, 2008. Jane Lauder at Origins Benefit Event at Opening of Origins at Cherry Creek North in Denver, CO, September, 2008. Aerin Lauder at the Take Your Daughters and Sons to Work Day at ELC Headquarters in NYC, 2002.

INTRODUCTION

Mrs. Estée Lauder founded our Company in 1946 armed with four products and an unshakeable belief that every woman can be beautiful. Part of her legacy lies in the products and brands she created and the other part is reflected in the culture of values, quality, style and unsurpassed service that has made The Estée Lauder Companies a global leader in prestige beauty. She had a personal impact on everyone she met and was determined that no matter how much we grew as a Company, our continued success would rely on our commitment of "Bringing the Best to Everyone We Touch." That is the same philosophy that continues to guide our efforts in preserving our natural resources and caring for the communities we work with around the world.

To ensure the long-term success of our Company, the High-Touch aspect of our business is integrated into all our day-to-day business activities. We recognize that our road to corporate responsibility and sustainability presents unprecedented and exciting opportunities for us to grow and learn.

As one of the world's leading manufacturers of prestige beauty products, we continually demonstrate our responsibility through our brands, in our offices around the world and as individuals. Over the years, our brands and employees have adopted their own unique approaches and causes, such as the M·A·C AIDS Fund, Aveda's innovative and sustainable packaging and our valuable employee volunteer programs in local communities. Our Company-wide successes include offsetting with renewable credits 100 percent of our energy use in our Global Operations facilities, significant advances in reducing packaging waste, and our continuing commitment to local and global philanthropic initiatives.

THE SEVEN AVEDA PRODUCTS ACHIEVING GOLD LEVEL C2C CERTIFICATION.


AVEDA
smooth infusion
CONDITIONER
APRÈS-SHAMPOOING
AVEDA
smooth infusion
SHAMPOO
SHAMPOOING
dry remedy
AVEDA
dry remedy
MOISTURIZING
SHAMPOO
SHAMPOOING
HYDRATANT
AVEDA
green science
10 fl oz/oz liq/300 ml
10 fl oz/oz liq/300 ml

In 1991, we formally established an environmental sustainability program and in 2007 we published our first CSR report providing insight into our larger commitment to all of our stakeholders. Since our CSR report was published, we have worked hard to make progress in meeting the goals and objectives set forth in that report.

As we continue to implement our new corporate strategy, outlined in the Annual Report pages, our commitment to the environment and the communities we work with will become even more important to our business. We will continue to learn from the best practices of our brands and employees to unite and strengthen our efforts across brands, regions and functions as we strive to:

- Provide consumers with innovative cosmetic products of the highest quality
- Deliver outstanding service by treating each individual as we ourselves would like to be treated
- Create an environment that fosters personal growth and well-being
- Build partnerships with our suppliers, retailers and colleagues based on fairness and trust
- Pursue profit, but never at the expense of quality, safety, service or reputation
- Eliminate waste and reduce inefficiencies in order to provide maximum value to our customers and consumers
- Be responsible citizens in every community we serve

We are proud of the progress we have made to date and we recognize that we have opportunity for growth. We are committed to constantly improving our results.

OUR GOALS

At The Estée Lauder Companies we are committed to continuously improving our performance and our communication of achievements and challenges to our many stakeholders around the globe. Toward that end, and as part of our larger corporate strategy, we have identified the following preliminary goals and objectives:

OUR GOALS

AREA	GOALS
EMPLOYEE SAFETY	Achieve a Total Incident Rate (TIR) of 0.5 by fiscal 2012
GLOBAL PHILANTHROPY	Continue to evolve our practice of High-Touch among the communities we reach by building relationships with global organizations that are dedicated to health and human services, education, the environment and the arts
SUSTAINABLE PACKAGING	By fiscal 2012, design packaging that enhances and reflects our brands' images while minimizing environmental impact by: • Defining brand-specific packaging guidelines • Ensuring that 25 percent of our packaging suppliers use renewable energy • Increasing use of renewable and recycled content in packaging • Developing additional product take-back programs to increase end-of-life recycling of ELC products
RESEARCH AND DEVELOPMENT	Achieve additional certifications regarding biodiversity, environmental and climate impacts of raw materials
ENVIRONMENTAL STEWARDSHIP	Reduce global energy consumption by 30 percent by fiscal 2010 from a 1999 normalized baseline. Goal is supported by a sustainable projects budget and we will help fund innovative, environmentally advanced technologies. We will continue to: • Track and evaluate energy use on a quarterly basis • Research and incorporate green energy incentives • Generate equipment specifications to improve energy profile at manufacturing and distribution sites • Establish Greenhouse Gas emissions goal in fiscal 2010 • Establish water conservation goal in fiscal 2010 • Increase recycling rate to 70 percent by fiscal 2012
SUPPLY CHAIN	Continue to build on our supplier audit response procedures by early fiscal 2010

"GREAT COMPANIES DEPEND ON GREAT PEOPLE."

—WILLIAM P. LAUDER, EXECUTIVE CHAIRMAN

OUR EMPLOYEES

Hundreds of groundbreaking product and program innovations over the years come from the collaborative efforts and commitment of our diverse employees who bring different approaches and ideas to our Company. We embrace diversity and global inclusiveness and take pride in providing a work environment in which individuals of different races, genders and gender identities, sexual orientation, ethnicities, religions and backgrounds can excel. For the past four years we have received a perfect score on the Corporate Equality Index, sponsored by the Human Rights Campaign Foundation, www.hrc.org.

Through our Most Valuable People (MVP) Volunteer Program at our corporate headquarters in New York City and our North American Operational facilities, we support a multitude of institutions and programs that revolve around health, education, literacy and programs that aid women. MVP has grown considerably since it was started in 1986 to include a dynamic array of opportunities for employees to support those in need. For example, in 2009, ELC employees across the United States and worldwide helped children prepare for school success by supporting the national early literacy organization Reach Out and Read, to provide books for children in need and spread the word about the importance of reading aloud to young children. ELC employees donated over 3,000 books to Reach Out and Read programs.

In April 2009, we celebrated Earth Month in 15 of our affiliate offices around the world. Employees hosted special celebrations and initiatives, from employee-tended organic gardens to the initiation of recycling and carpooling programs. In addition to Earth Month activities, our employees created six internal green teams


earth month
der Compar

ELC Employees at the yearly groundbreaking of the Organic Garden at our facility in Melville, NY, April 2009.

that focus on spreading our commitment to the development of green office practices and procedures. A separate corporate green committee serves as an organizational unit for our various green teams by hosting quarterly meetings to share best practices and event information and brainstorm ideas. These six teams are currently active in our New York offices and facilities; however, we expect that green teams and committees will be formed globally throughout the next three years.

Perhaps one of the employee programs we are most proud of is *Think Smart*. Originated in the late 1980's by Mr. Leonard A. Lauder, *Think Smart* was developed to encourage our employees to submit ideas on how we can work smarter and more cost effectively. The program, which was re-launched four years ago, has received thousands of ideas resulting in many cost-saving and efficiency initiatives. Most recently, Guan Zhi Cao, an employee in our Canadian manufacturing plant, created a prototype for an automatic label machine using parts he had purchased from a hardware store. The machine was successfully implemented and has generated considerable savings for the Company. Guan's imagination embodies the true entrepreneurial spirit of our Company.


Guan

ELC Employee Guan Zhi Cao, who won the *Think Smart* Award in April, 2009.

We also recognize that the health and well-being of our employees is central to maintaining our active and inspired workforce. We have established Health & Wellness Programs around the world and provide onsite health check-ups, skin cancer screenings, mammograms, fitness programs and other activities in many locations.

Over the next three years, we will implement several initiatives aimed at continuing to reduce the Total Incident Rate, which is defined as the number of recordable incidents per 100 workers per year. These activities include a global behavior-based safety program, standardizing our workplace policies and procedures across our Company, intensifying our safety training and maximizing communications among our facilities.

GLOBAL PHILANTHROPY

Our commitment to philanthropy and community outreach originated with the many examples from the Lauder family. Our employees are a powerful engine for good and represent our concern for the betterment of health and human services, the environment, education, the arts and individual enterprise.

We are proud to support a multitude of global institutions and programs that reflect the interests and concerns of our employees and customers.

A few examples of global organizations we support as a corporate entity include:

- THE BREAST CANCER RESEARCH FOUNDATION®
- DRESS FOR SUCCESS
- GLOBAL GREENGRANTS
- LEGAL MOMENTUM
- LOOK GOOD...FEEL BETTER
- THE M·A·C AIDS FUND
- THE RED CROSS
- THE SALVATION ARMY
- SMILE TRAIN
- WORLD VISION

For examples of other organizations we support visit:
http://www.elcompanies.com/citizenship/corporate_responsibility/corporate_philanthropy.asp


WORLD PINK

Buildings illuminated in pink as part of The Estée Lauder Companies' Breast Cancer Awareness Campaign: Tokyo Tower, Japan; Congreso de la Nación, Argentina; the "largest" human Pink Ribbon in Dubai, October 2008.

Our largest corporate philanthropic campaigns are The Estée Lauder Companies' Breast Cancer Awareness (BCA) Campaign and support for the M·A·C AIDS Fund, which engage employees across brands, regions and functions.

In 1992, Evelyn H. Lauder, Senior Corporate Vice President, The Estée Lauder Companies, co-created the Pink Ribbon with *SELF* magazine and began The BCA Campaign. The Pink Ribbon has become the global symbol for breast health and to date The BCA Campaign has distributed more than 85 million Pink Ribbons worldwide.

In 1993, Mrs. Lauder founded The Breast Cancer Research Foundation® (BCRF), an independent, not-for-profit 501(c) (3) organization dedicated to funding innovative clinical and translational research. The Foundation supports scientists at top universities and academic medical centers worldwide, conducting the most advanced and promising breast cancer research that will lead to prevention and a cure in our lifetime. A minimum of 85 cents of each dollar donated to the Foundation goes directly to breast cancer research and awareness programs around the world. BCRF has received Charity Navigator's highest rating—four stars—thus outperforming over 99 percent of the evaluated charities for the past eight years. The Estée Lauder Companies is the largest corporate sponsor of BCRF and together with its retail partners has raised $40 million for BCRF.

The BCA Campaign is present in over 70 countries and strives to raise awareness through various methods including: the distribution of Pink Ribbons and informational brochures on breast health; the Global Landmark Illumination Initiative; and the appointment of World Pink Ribbon Ambassadors. The BCA Campaign is supported by 14 of The Estée Lauder Companies' brands: Aveda, Bobbi Brown, Bumble and bumble, Clinique, Darphin, Donna Karan Cosmetics, Estée Lauder, Jo Malone, La Mer, Lab Series Skincare For Men, Ojon®, Origins, Prescriptives and Sean John Fragrances. During October, each brand creates and sells unique Pink Ribbon Products in support of individual brand contributions to BCRF.

In October 2009, The BCA Campaign will celebrate the 10th anniversary of its Global Landmark Illumination Initiative whereby landmarks are illuminated in glowing pink lights as symbols of hope, empowering and enlightening millions of women everywhere. In 2008, over 200 landmarks participated worldwide.

The Estée Lauder Companies' employees demonstrate their passion for this cause in many ways. From hosting "Dress Pink" days to organizing marathons, charity auctions and golf tournaments, our employees continue to raise funds for breast cancer research worldwide. In fiscal 2010, The BCA Campaign was selected as one of five finalists for the U.S. Chamber of Commerce Business Civic Leadership Center (BCLC) 2009 Corporate Citizenship Awards for the "Partnership Award" category and will be recognized during the 2009 Corporate Citizenship Awards Dinner on December 1, at the U.S. Chamber of Commerce in Washington, D.C.

The M·A·C AIDS Fund is the heart and soul of M·A·C, with its employees giving their time, energy and talent to help those affected by HIV/AIDS worldwide. Established in 1994 by M·A·C Cosmetics, the M·A·C AIDS Fund supports men, women and children affected by HIV/AIDS globally. Introducing its first VIVA GLAM lipstick that same year, M·A·C decided that every cent of the selling price of the VIVA GLAM lipsticks would



M·A·C employees preparing meals at God's Love We Deliver, a M·A·C AIDS Fund grantee.

go to the M·A·C AIDS Fund. With a total of six shades of VIVA GLAM lipstick and two shades of VIVA GLAM lipglass now sold worldwide, and through the annual Kids Helping Kids Card Program, M·A·C Cosmetics, together with its retailers, has provided over $148 million to date for the M·A·C AIDS Fund. The M·A·C AIDS Fund is organizing its first brand-wide volunteer day for World AIDS Day on December 1, 2009. M·A·C employees from around the world will roll up their sleeves and take off their brush belts to volunteer at local organizations that receive funding. Depending on the location, these volunteer activities include serving or preparing meals, painting an apartment for individuals and families and helping local non-profits by reaching out to individual donors.

SUSTAINABLE PACKAGING

We recognize that our consumers share our commitment to protecting and preserving the environment. Each year, thousands of consumers worldwide contact us regarding our environmental practices. Consumer queries on our environmental packaging principles have nearly tripled since we published our first CSR report in 2007.

The Estée Lauder Companies is a founding member of the Sustainable Packaging Coalition (SPC), which is an industry working group inspired by Cradle to Cradle principles and dedicated to transforming packaging into a system that encourages economic prosperity and a sustainable flow of materials. We are strong advocates of the SPC creed to envision a world in which all packaging:

- Is sourced responsibly
- Is designed to be effective and safe throughout its life cycle
- Meets market criteria for performance and cost
- Is made using renewable energy
- Once used, is recycled efficiently to provide a valuable resource for subsequent generations

KEY PACKAGING ACHIEVEMENTS

Aveda increases the PCR* content of its folding cartons by 20% to a level of 70 to 80%	BeautyBank reduces the size of its cartons by 15% and eliminates carriers for its Good Skin line	Bobbi Brown implements 30 to 70% recycled fibers in its carton liners	Bumble and bumble launches its Curl Conscious Line with 25% PCR bottles
Clinique moves to 95% PCR fiber board for holiday boxes	Clinique Travel Retail cartons now use liners with 45% PCR recycled content	Donna Karan Gold is launched with award-winning package that can be separated for recycling	Estée Lauder eliminates carriers for fragrance, Travel Retail and Re-Nutriv products
Aveda moves its tube PCR level from 35 to 45% with the launch of Enbrightenment	Origins moves folding cartons to 80% PCR board	Origins initiates copy on cartons to call out FSC certification, recycled content and the use of renewable energy	Dr. Weil for Origins line launches with 100% PCR jars and moves caps from urea to polypropylene
Origins begins to ship tubes at the 67% PCR level	Sean John launches I AM KING with cellulostics cap made from wood pulp	Sean John updates Unforgivable line by eliminating weight in cap and film lamination on carton	Origins launches "Return to Origins" Recycling Program
Corporate Package Development implements sustain-able packaging rules with all brands	Aveda launches "Recycle Caps with Aveda" program and produces first product, "Clove Shampoo," with the collected resin	Aveda receives Cradle to Cradle certification for seven products	Origins moves Nite-A-Mins bottle to 100% PCR PET

*Post-Consumer Recycled.

In 2007, we announced our commitment to engage our global packaging suppliers in supporting and furthering our goals. Since that time, we have also standardized the post-consumer recycled (PCR) content of our shippers and carriers to 80 percent and increased our supplier commitment to renewable energy. We use 80 percent recycled content in our matte and satin anodized aluminum parts.

In fiscal 2008, the packaging department completed a number of initiatives to increase the use of environmentally friendly packaging and increase the quantity of PCR and recyclable material in our packaging.

SCIENCE AND SAFETY

The Estée Lauder Companies has eight Research and Development facilities around the world. We take great care to meet our own exceedingly high standards and to comply with applicable regulations for land, air and water in every country in which our products are sold. We expect our suppliers of raw materials to meet the same stringent standards that we set for ourselves. We are continually updating our Raw Materials Coding Package to help suppliers provide the finest ingredients that meet our strict environmental and safety standards.

Our products touch, treat and enhance the skin and hair of our consumers. That is why we take great care in ensuring that they are safe to use as well as effective. We carry out an extensive review process for ingredients we use, formulas we create and products we sell.

We are in compliance with chemical management plans wherever our products are sold. The European chemicals program called REACH (Regulation Evaluation, Authorization and Restriction of Chemicals) represents an outstanding effort to streamline and improve the former legislative framework on chemicals of the European Union (EU). REACH places greater responsibility on industry to manage the risks that chemicals may pose to health and the environment.

GREEN CHEMISTRY

Our Research and Development team has embarked on a comprehensive program in Green Chemistry supported by one of the world's leading authorities on the subject. Our program includes 40 scientists and engineers from every aspect of product development, who are focused on developing sustainable product design and full lifecycle analysis of our products. The Green Chemistry program brings together the finest details concerning product composition to our corporate sustainability efforts to complete full Cradle to Cradle assessments.


WELCOME WALKERS!
CLEAN WATER
LEARN MORE AT

Employees and supporters at an Aveda "Walk for Water" event, a new global initiative that acknowledges the daily struggle of over one billion people around the world who do not have access to clean water. The Aveda Walk for Water campaign unites the Company's network and guests in a series of walks around the world to raise awareness and funds for clean water causes.

WE FINISHED CALENDAR YEAR 2007 AS THE 22ND LARGEST PURCHASER IN THE EPA GREEN POWER PARTNERSHIP'S FORTUNE 500 CHALLENGE, AND AS THE SECOND LARGEST PURCHASER AMONG CONSUMER PRODUCTS COMPANIES.

ANIMAL TESTING

We were one of the first beauty companies to mandate the complete replacement of animal tests on finished products nearly 20 years ago. For two decades it has been our policy not to test on animals or to ask others to test on our behalf except where required by law. We evaluate every one of our finished products in clinical tests on volunteer panels. It is the corporate goal of The Estée Lauder Companies to seek the complete elimination of animal testing on cosmetic products and ingredients worldwide.

ENVIRONMENTAL STEWARDSHIP

In 1991, long before environmental sustainability planning became an expected business practice, a small group of innovative senior executives at ELC realized the need for a unified approach to environmental programs and communications and formed ELC's Environmental Affairs and Safety (EAS) Committee.

Today, the EAS Committee has seven subcommittees that are responsible for informing our activities in the areas of products, facilities, packaging, employee safety and health, reporting, supply chain and shareholders. The EAS Committee is chaired by the Executive Vice President of Global Supply Chain, who provides periodic EAS Committee updates to the Board of Directors.

THE ESTĒE LAUDER COMPANIES HAS PROACTIVELY MANAGED ENVIRONMENTAL AND SAFETY ISSUES SINCE 1991


Minnesota Department of Labor and Industry

This is to certify that

Aveda Corporation

MNSTAR WORKSITE







Aveda Distribution Installs Solar Panels First VPP Aveda MNSTAR	2008	Green Power Partnership Supplier Auditing
First CSR Report published	2007	Installed Solar Panels at Oakland Facility Purchased renewable energy credits to offset 100% of our energy use in global operations facilities
	2006	
	2005	
	2004	
Retail EHS Division created	2003	
	2002	
Supply Chain EHS reviews begin	2001	
	2000	
	1999	ISO 14001 certification at Manufacturing Sites
	1998	
EL Pledges to protect old growth forests	1997	Energy conservation program created
	1996	
	1995	EHS metrics collection begins
Global EAS Department Created	1994	
	1993	
	1992	Waste minimization and recycling initiatives implemented across U.S.
Melville Environmental Health and Safety Department created	1991	


Estée Lauder Companies, Inc.

ISO 14001:2004

NATURALS AND ORGANICS HAVE BECOME A PART OF OUR INGREDIENT BASE. OUR USE OF NATURAL AND ORGANIC MATERIALS IS GROWING AS WE CONTINUE TO LEARN MORE ABOUT THESE INGREDIENTS. IN FISCAL 2008, A TEAM TASKED WITH DETERMINING NATURAL, ORGANIC AND GREEN COMPANY PRIORITIES WAS FORMED.

Our EAS Department is tasked with maintaining compliance with all applicable laws and our ISO 14001 accredited Environmental Management System and internal Occupational Safety and Health Management System. The Department also works closely with environmental groups and government agencies such as the United States Environmental Protection Agency's (EPA) Energy Star program to improve our programs and performance.

ENERGY

Under the direction of the EAS Committee, the Company has developed a comprehensive program to achieve reductions in energy usage. Our efforts and partnership with groups such as Energy Star, the U.S. EPA Climate Leaders and Green Power Partnership have led to the following accomplishments:

- The installation of on-site renewable energy to power our facilities where economically feasible

- The purchase of carbon offsets for our electricity use where we cannot reduce or create our own clean energy. The combined global renewable energy credits purchases yielded an annual renewable electricity purchase of more than 77,745 MWh for the Company in fiscal 2008. These purchases allow us to avoid the release of 34,959 tonnes of carbon dioxide equivalent into the atmosphere each year

- The installation of solar photovoltaic arrays yielding more than 660 kW of energy at facilities in Oakland, New Jersey, Rancho Dominguez, California and Lachen, Switzerland. These arrays allow us to avoid the release of more than 9,000 tonnes of carbon dioxide into the atmosphere each year

GREENHOUSE GAS (GHG) EMISSIONS

In 2009, ELC completed its first GHG inventory in which our total of combined emissions was 168,824 metric tonnes carbon dioxide equivalent. Of this, we offset 86,079 metric tonnes of emissions through the use of renewable energy and renewable energy offsets. The GHG inventory was compiled in accordance with The Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard and the U.S. EPA Climate Leaders Design Principles Guidance and included emissions from our globally owned and leased manufacturing, warehouse, distribution, office and retail spaces, along with emissions from business travel and the direct use of our products by consumers. The GHG inventory includes estimates of the GHG emissions associated with energy and fuel consumption in locations where data was unavailable.


ORIGINS
reuse
reduce
recycle

Fabrizio Freda, Actress Kelly Rutherford, William P. Lauder, Jane Hertzmark Hudis, Linda Wells, Editor-in-Chief of *Allure* magazine and Jane Lauder at the launch of the "Return to Origins" Recycling Program, NYC, April 2009.

In fiscal 2009, we provided a detailed report of our emissions to the Carbon Disclosure Project, an independent not-for-profit organization that holds the largest database of corporate climate change information in the world. You may access a full breakdown of our emissions and methodologies on the Carbon Disclosure Project website at: *http://www.cdproject.net.*

WATER

We see opportunity for innovation and improvement in our global water usage. We track water usage at all our locations and have implemented many conservation measures to date to reduce the water used for process cleaning, sanitation and irrigation. We are currently developing a comprehensive plan to further minimize our water footprint.

RECYCLING

We strive to design our products in a way that minimizes manufacturing waste and emphasizes recycling as the best option for managing any waste generated. In fiscal 2008, our manufacturing facilities expanded their onsite recycling programs and conducted comprehensive waste audits to identify and segregate materials for more efficient recycling.

SUPPLY CHAIN

The Estée Lauder Companies outsources 99 percent of the production and sourcing of its raw materials. We insist that our suppliers comply with all applicable government regulations for the country in which they reside. We also require that suppliers adhere to the provisions specified in our Supplier Code of Conduct.

The Code outlines our expectations for supplier environmental and social performance, including components addressing wages and compensation, human rights, child and forced labor, safe working conditions, anti-discrimination, freedom of association and environmental responsibility. In order to ensure compliance we established a process of auditing our top-line suppliers and are developing protocols for appropriately responding to audit results.

SELECT BRAND HIGHLIGHTS

Over the years, our brands have committed to community programs and organizations that focus on a variety of causes, including health and human services, education, environment and the arts. Through the combined strength of our brands' reputations and the tireless efforts of our extraordinary employees, we will continue to grow towards a common and definable goal of helping communities and individuals around the world.

Aveda is considered one of the original environmental brands. As one of its many contributions to innovation, it was among the first prestige beauty brands to develop sustainable packaging. Aveda uses 96 percent PCR plastic in its new Aveda Men Pure-Formance Shampoo and Conditioner. Aveda also created the Recycle Caps with Aveda Program, in which plastic bottle caps are collected at various locations and recycled into new caps and containers. This program prevents the caps from ending up in landfills and beaches or migrating into rivers and oceans. The caps on Aveda's Clove Shampoo were the first to be made from caps from the Recycle Caps with Aveda Program. Aveda recently became the first beauty brand in the world and only the second U.S. brand in any industry to receive a Cradle to Cradle (C2C) sustainability endorsement, with seven Aveda products achieving Gold Level C2C certification, adding to Aveda's impressive record of environmental sustainability. To date, no other beauty products have been awarded Gold C2C certification. *www.aveda.com*

Bobbi Brown herself believes that we have an individual as well as global responsibility to protect the environment. She implemented ELC's first comprehensive green office program at the Bobbi Brown headquarters in New York City to focus on reducing waste and energy, reusing supplies and recycling materials. Employees have eliminated bottled water, paper plates, cups and plastic cutlery. The office has a strong recycling campaign for discarded paper, plastic, glass and aluminum. Excess products, props, clothing, office supplies and computers are donated to organizations that can reuse them, such as Dress for Success, where Bobbi serves as a member of the board. Employees, distributors, affiliates and suppliers are encouraged to carry out Bobbi's commitment to be environmentally responsible at their individual level. *www.bobbibrowncosmetics.com*

Clinique is a partner of Big Brothers Big Sisters, the largest and most effective youth mentoring organization in the country. This past holiday season, Clinique presented its global Happy Day program to ensure that those less fortunate had many opportunities to smile during the holidays. In addition to a financial donation of $100,000 to Big Brothers Big Sisters for Happy Day, Clinique helped 300 children from the program give their mothers a gift of a Clinique makeover. Photos from Happy Day were displayed on New York City's famed Times Square Jumbotron, viewed by millions of passersby. In Taiwan, Clinique partnered with the Chinese Children Home & Shelter Association, an organization founded in 1999 devoted to raising and educating children who have lost their families, to help create an unforgettable holiday for the children of the program. Clinique has been developing sustainable packaging for its products using 80 percent recycled aluminum in its skin care jar caps and reducing the size of its promotional cartons by 15 percent. *www.clinique.com*

Estée Lauder is the primary brand supporter of The Breast Cancer Research Foundation® and was one of our first brands to sell Pink Ribbon Products as part of The BCA Campaign in 1993. In fiscal 2009, the Estée Lauder brand donated $500,000 from its Pink Ribbon Product sales in the U.S. and $100,000 (Canadian dollars) from its Pink Ribbon Product sales in Canada. An additional $280,000 was raised by the Estée Lauder field force through special community fundraising initiatives and special product sales. These combined donations make it possible for the Estée Lauder brand to fully support three research grants in the U.S. Beginning in fiscal 2010, the Estée Lauder brand will support BCRF year-round through special Pink Ribbon Product sales. In addition to funding research, the Estée Lauder brand supports BCRF through "in kind" product donations for events throughout the year. *www.esteelauder.com*

La Mer has always been committed to ocean conservation. Looking to the sea for inspiration, Dr. Max Huber, the brand's creator, was drawn to the rejuvenating powers of Pacific sea kelp and worked to preserve its health and integrity. Continuing this legacy, La Mer has dedicated itself to responsibly harvesting only the top section of the sea kelp known as the fronds, which reach the ocean's surface. By collecting responsibly, La Mer is able to promote the regeneration of the sea kelp forest. La Mer found a conservation partner in Oceana, the leading international ocean advocacy organization, proudly supporting the group since 2005. Together they raised awareness for World Oceans Day, officially recognized by the United Nations on June 8th, 2009, as well as Oceana's Habitat Protection Campaign. As part of this partnership, La Mer developed a limited-edition 250 ml World Ocean Day Crème de la Mer, with 100 percent of net proceeds going to Oceana. The World Ocean Day limited-edition Crème was sold in May and June 2009 at exclusive retailers worldwide. *www.cremedelamer.com*

Established in 1994 by **M·A·C**, the M·A·C AIDS Fund supports men, women and children affected by HIV/AIDS globally. Introducing its first VIVA GLAM lipstick that same year, M·A·C decided that every cent of the selling price of the VIVA GLAM lipsticks would go to the M·A·C AIDS Fund. With a total of six shades of VIVA GLAM lipstick and two shades of VIVA GLAM lipglass now sold worldwide, and through the annual Kids Helping Kids Card Program, M·A·C has provided over $148 million for the M·A·C AIDS Fund to date. The M·A·C AIDS Fund is the heart and soul of the company—with its employees giving their time, energy and talent to help those affected by HIV/AIDS worldwide. *www.maccosmetics.com*

The **Ojon** brand is committed to defining "wildcrafted beauty" and becoming the archetype for business relationships with indigenous communities. Wildcrafted materials are picked by hand only during peak harvesting periods—sustainability in the purest sense of the term. By creating value for the indigenous farmers, Ojon is helping to protect endangered areas from illegal deforestation. The brand recently funded an expedition to the Rio Platano Biosphere (a UNESCO world heritage site) to enhance its understanding of the biodiversity in Central America to study local ecosystems to determine how best to protect them. Ojon works closely with Mopawi, a non-profit group dedicated to promoting sustainable development in the native Miskito and Garifuna populations in La Mosquitia, a rainforest in eastern Honduras. *www.ojon.com*

Since its inception in 1990, **Origins** has been one of the most recognized natural-based cosmetic brands, and within the brand's ethos it is most noted for its commitment to protect the planet, its resources and all those who populate it. Origins believes that reducing pollution means increasing efficiency and wasting fewer resources. All of Origins' printed materials are produced on recycled paper using soy-based inks. Cartons are made from 50 percent Forest Stewardship Council certified paperboard and 50 percent post-consumer recycled fiber. These paperboards and cartons are manufactured using wind power or hydro power, both renewable energy resources. Origins recently launched the "Return to Origins" Recycling Program, in which cosmetic packaging from any brand can be brought to a U.S. Origins counter for recycling where possible. Materials that cannot be recycled will be utilized through waste-to-energy programs. During Earth Month 2009, Origins launched the Origins Earth Initiative to aid reforestation projects globally. To date, Origins has planted nearly 23,000 trees through its partnership with the American Forests Global ReLeaf Program. Origins supports Project Sunshine, an international non-profit organization that provides free programs and services to children and families affected by medical challenges. *www.origins.com*

Travel Retail Worldwide boasts one of the largest ELC green committees. The division set up a website on the Company's intranet to keep employees updated on the newest green tips and services relating to travel and daily life. Travel Retailing issues a monthly newsletter which highlights employee events and its employees in New York participate in activities with New York Restoration Project, Yorkville Common Pantry and Fresh Air Fund. Travel Retailing Worldwide is one of the top three industry supporters of the Smile Train, the world's leading charity for providing cleft palate surgeries to children in need worldwide.

CONCLUSION

The road to corporate responsibility is both complex and challenging. For more than 60 years we have worked hard to hire the best people, to engage in relationships with only those of the finest reputation and to observe the highest standards of ethics in our business practices. We will continue our tradition of High-Touch through our commitment to the communities in which we live and work. We embrace our responsibility to minimize our impact on the environment so that our planet maintains the potential to support and nurture future generations. We will continue to listen to our stakeholders to create and meet new goals for our environmental and social performance in the years to come.

Our future online report will address the development of specific and reasonable steps that will enable us to more consistently guide and manage our commitments and responsibilities.

We are proud of our tradition of personal and professional accountability and look forward to continuing "Bringing the Best to Everyone We Touch" by building upon our citizenship goals through the talent, creativity and passion of our employees around the world.

FINANCIAL SECTION

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 117 of this report.

YEAR ENDED OR AT JUNE 30	2009[a]	2008	2007	2006[b]	2005[c]
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	**$7,323.8**	$7,910.8	$7,037.5	$6,463.8	$6,280.0
Gross profit	**5,442.2**	5,914.0	5,262.7	4,777.2	4,677.2
Operating income	**418.4**	810.7	749.9	619.6	726.8
Interest expense, net[d]	**75.7**	66.8	38.9	23.8	13.9
Earnings before income taxes, minority interest, discontinued operations and accounting change	**342.7**	743.9	711.0	595.8	712.9
Provision for income taxes	**115.9**	259.9	255.2	259.7	293.7
Minority interest, net of tax	**(8.4)**	(10.2)	(7.1)	(11.6)	(9.3)
Net earnings from continuing operations	**218.4**	473.8	448.7	324.5	409.9
Discontinued operations, net of tax[e]	**—**	—	0.5	(80.3)	(3.8)
Net earnings	**218.4**	473.8	449.2	244.2	406.1
CASH FLOW DATA:					
Net cash flows provided by operating activities	**$ 696.0**	$ 690.1	$ 661.6	$ 709.8	$ 478.1
Net cash flows used for investing activities	**(339.5)**	(478.5)	(373.8)	(303.2)	(237.0)
Net cash flows provided by (used for) financing activities	**125.8**	(78.1)	(411.6)	(594.6)	(300.4)
PER SHARE DATA:					
Net earnings per common share from continuing operations[e]:					
Basic	**$ 1.11**	$ 2.44	$ 2.20	$ 1.51	$ 1.82
Diluted	**$ 1.10**	$ 2.40	$ 2.16	$ 1.49	$ 1.80
Net earnings per common share:					
Basic	**$ 1.11**	$ 2.44	$ 2.20	$ 1.14	$ 1.80
Diluted	**$ 1.10**	$ 2.40	$ 2.16	$ 1.12	$ 1.78
Weighted average common shares outstanding[f]:					
Basic	**196.3**	193.9	204.3	215.0	225.3
Diluted	**197.7**	197.1	207.8	217.4	228.6
Cash dividends declared per common share	**$ .55**	$ .55	$ .50	$ .40	$ .40
BALANCE SHEET DATA:					
Working capital	**$1,453.3**	$1,088.0	$ 738.7	$ 738.7	$ 804.9
Total assets	**5,176.6**	5,011.2	4,125.7	3,784.1	3,885.8
Total debt[d]	**1,421.4**	1,196.9	1,088.5	521.5	714.7
Stockholders' equity[f]	**1,640.0**	1,653.2	1,199.0	1,622.3	1,692.8

(a) Fiscal 2009 results included $61.7 million, after tax, or $.31 per diluted share related to total charges associated with restructuring activities.

(b) Fiscal 2006 results included $93.0 million, after tax, or $.43 per diluted share in special charges related to our cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the Internal Revenue Service regarding an examination of our consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately $.21 per diluted common share. During the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, we updated the computation of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to our initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(c) In the fourth quarter of fiscal 2005, we announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in our fiscal year ended June 30, 2005, which included an incremental tax charge of approximately $28 million, equal to $.12 per diluted common share.

(d) In November 2008, we issued and sold $300.0 million of 7.75% Senior Notes due November 1, 2013 in a public offering. We used the net proceeds of this offering to repay then-outstanding commercial paper balances upon their maturity. In May 2007, we issued and sold $300.0 million of 5.55% Senior Notes due May 15, 2017 and $300.0 million of 6.00% Senior Notes, due May 15, 2037 in a public offering. We used the net proceeds of this offering to repay long-term commercial paper, which was used to fund our accelerated stock repurchase program, and to pay transaction fees and expenses related to this offering.

(e) In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for all periods presented have been restated for comparative purposes to reflect those reporting units as discontinued operations.

(f) During fiscal 2007, we repurchased 22,461,642 shares of our outstanding common stock, of which 15,960,842 shares were purchased for $750.0 million through an accelerated stock repurchase program with a financial counterparty.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2009 and our results of operations for the three fiscal years ended June 30, 2009 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex and, consequently, actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill and other indefinite-lived intangible assets, income taxes and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at our retail stores. Sales at our retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.4%, 4.4% and 4.2% in fiscal 2009, 2008 and 2007, respectively.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by authorized retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue or support new and existing products.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions based upon the evaluation of accounts receivable aging, specific exposures and historical trends. Our allowance for doubtful accounts and customer deductions is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was $41.4 million and $26.3 million as of June 30, 2009 and 2008, respectively. The allowance for doubtful accounts was reduced by $14.1 million, $10.2 million and $18.2 million for customer deductions and write-offs in fiscal 2009, 2008 and 2007, respectively, and increased by $29.2 million, $13.2 million and $14.4 million for additional provisions in fiscal 2009, 2008 and 2007, respectively.

INVENTORY

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead, as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a domestic contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation arrangements; and certain other post-retirement benefit plans.

The amounts needed to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and select assumptions that we believe reflect the economics underlying our pension and post-retirement obligations. While we believe these assumptions are within accepted industry ranges, an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2009, we used a discount rate for our Domestic Plans of 6.75% and varying rates on our international plans of between 2.00% and 9.00%. The discount rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2009, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 3.25% and 9.00% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. The U.S. Qualified Plan asset allocation as of June 30, 2009 was approximately 32% equity investments, 51% debt securities and 17% other investments. The asset allocation of our combined international plans as of June 30, 2009 was approximately 19% equity investments, 59% debt securities and 22% other investments. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains/losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2009, our pension plans had actual negative return on assets of $60.5 million as compared with expected return on assets of $52.2 million, which resulted in a net deferred loss of $112.7 million, of which approximately $48 million is currently subject to be amortized over periods ranging from approximately 4 to 22 years. The actual negative return on assets was primarily related to the performance of equity markets during the past fiscal year.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2009 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(1.5)	$2.4
Expected return on assets	$(1.9)	$1.9

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2009 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$1.2	$(1.1)
Effect on post-retirement benefit obligations	$8.8	$(8.4)

For fiscal 2010, we are using a discount rate for the Domestic Plans of 6.50% and varying rates for our international plans of between 1.75% and 8.75%. We are using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.75% and 8.75%. The net change in these assumptions from those used in fiscal 2009 will result in an increase in pension expense of approximately $1.5 million in fiscal 2010. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

We assess goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. Impairment testing is performed in two steps: (i) we determine impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to advise us. To determine fair value of the reporting unit, we generally use an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less reliable (e.g., only the income approach would be used for reporting units with existing negative margins). We believe both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, we determine fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

Under the market approach, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit.

The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples. The fiscal 2009 compound annual growth rate of sales for the first eight years of our projections ranged between 6% and 19% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2009. The fiscal 2008 compound annual growth rate of sales for the first five years of our projections ranged between 10% and 21% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2008. For reporting units with positive earnings, growth in the corresponding earnings before interest and taxes ranged from 6% to 46% in fiscal 2009 as compared with 10% to 31% in fiscal 2008. The terminal growth rates were projected at 3% after eight years in fiscal 2009 as compared with 3% after five years in fiscal 2008, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 11% to 17% in fiscal 2009 as compared with 10% to 15% in fiscal 2008. The range of market multiples used in our fiscal 2009 impairment testing was from 2 to 3 times trailing-twelve-month sales and 10 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. The range of market multiples used in our fiscal 2008 impairment testing was from 2 to 3 times trailing-twelve-month sales and 11 to 14 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. However, a decrease of 30 basis points in our terminal growth rate or an increase of 30 basis points in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value for each of our reporting units. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

To determine fair value of other indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

We review other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

As the duration and magnitude of the volatility of the current economic conditions remain uncertain, we will continue to monitor and evaluate the potential impact on our business and on our interim and annual impairment testing. Accordingly, it is possible that we would recognize an impairment charge in the future with respect to goodwill, intangible assets and other long-lived assets.

INCOME TAXES

We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. As of June 30, 2009, we have current net deferred tax assets of $202.7 million and non-current net deferred tax assets of $156.0 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of $23.5 million for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

We provide tax reserves for Federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. We classify applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on our results of operations.

DERIVATIVES

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward and option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

Our derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2009 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

For a discussion on the quantitative impact of market risks related to our derivative financial instruments, refer to *"Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2009 there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2009, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $5.0 million, operating expenses would have changed by approximately $1.0 million and the provision for income taxes would have increased or decreased by approximately $2.9 million. The collective impact of these changes on operating income, net earnings and net earnings per diluted common share would be an increase or decrease of approximately $6.0 million, $8.9 million and $.04, respectively.

RESULTS OF OPERATIONS

OVERVIEW

Global economic challenges and uncertainties have had a significant impact on our business during fiscal 2009. These challenges and uncertainties have negatively affected consumer demand, which is having an adverse impact on our customers that are retailers as well as on our own retail stores. These events have led to significant retailer destocking and changes in their ordering patterns for the products that we sell, which has contributed to the overall decline in our results of operations during this year.

In the Americas region, the U.S. department store channel experienced a very soft retail environment, which deteriorated beyond our expectations. While our business continues to suffer from lower store traffic and destocking, we believe that we gained share in the skin care category at U.S. department stores with the help of positive consumer response to new product offerings and gift sets. Net sales results in alternative channels were generally mixed. Trends at our freestanding retail stores followed those in department stores while sales of our products online and via direct response television ("DRTV") continued to grow.

Global economic uncertainty has also impacted our business in Europe, the Middle East & Africa. Net sales in many of our key markets declined during fiscal 2009. Our business was also impacted by retailer destocking and tighter working capital management. Sales and profits in our travel retail business fell sharply due to a slowdown in passenger traffic, retailer destocking and the impact of weaker currencies.

At this time, our business in the Asia/Pacific region has been least affected by the global financial crisis, with net sales rising double digits in several countries, although growth in the region has slowed overall including in Japan, our largest market there. Net sales in China grew at a faster pace than in the other countries in the region as we continue our expansion in this emerging market. Strong constant currency net sales increases in Korea were offset by the weakness of the Korean won. Despite the overall net sales increase in this region, growth has been tempered by a softer retail environment.

In addition to the ongoing global financial crisis, our business has been negatively impacted by changes in foreign currency exchange rates caused by the dramatic strengthening of the U.S. dollar during fiscal 2009. If the

U.S. dollar strengthens, there would be an adverse impact on our future results.

We are taking actions to mitigate the impact of these economic conditions. We believe that the best way to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner while recognizing their changing shopping habits. To achieve our goal to be the global leader in prestige beauty, we are implementing a long-term strategy to guide the Company through fiscal 2013. The plan has numerous initiatives across regions, product categories, brands and functions that are designed to leverage our strengths, make us more cost efficient and grow our sales.

As part of our strategy, we plan to shift our category mix towards higher margin categories with greater global growth potential. Skin care, our most profitable category, is a strategic priority for our innovation and investment spending, particularly in the Asia/Pacific region. We also plan to strengthen our geographic presence by seeking share growth in large, image-building cities within core markets such as the United States, the United Kingdom, France, Italy and Japan. In addition, we will continue to prioritize efforts to expand our presence and accelerate share growth in emerging markets such as China, Russia, the Middle East and Eastern Europe. While we expect the retail environment in North America to continue to be challenging, we recognize the need to restore profitable growth in our traditional department store channel. We have recently implemented changes to reshape our organization to meet the needs of the changing retail landscape. Internationally, we plan to achieve profitable growth in European perfumeries and pharmacies and in department stores in Asia, while accentuating our makeup and skin care initiatives to boost our travel retail business. In addition, we will continue our efforts to grow our business online and through DRTV. To optimize our portfolio, we will focus on improving our margins and share in our distribution channels. We plan to re-energize certain of our brands through the introduction of products that feature advances in research and technology. At the same time, we will be investing in initiatives to incubate and develop next generation products and brands, as well as evaluating the viability of certain existing brands and products. We intend to leverage our regional organizations to increase effectiveness and efficiencies while utilizing strategic partnerships, alliances and licensing to build scale in research and development, distribution and third party manufacturing.

CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within our organization, in February 2009, we announced the implementation of a multi-faceted cost savings program (the "Program") to position the Company to achieve long-term profitable growth. We anticipate the Program will result in related restructuring and other special charges in fiscal 2009 and over the next few fiscal years totaling between $350 million and $450 million before taxes. We expect that the implementation of this Program, combined with other on-going cost savings efforts, will result in savings of approximately $450 million to $550 million (beginning with approximately $175 million to $200 million in fiscal 2010) including the reduction of certain costs relative to an assumed normalized spending pattern. Our long-range forecast for operating margin reflects these anticipated savings, net of strategic reinvestments.

The Program focuses on a redesign of our organizational structure in order to integrate the Company in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program is the reduction of the workforce by approximately 2,000 employees. Specific actions taken during fiscal 2009 included:

- Resize and Reorganize the Organization—We began our realignment and optimization of our organization to better leverage scale, improve productivity and reduce complexity in each region and across various functions. This included reduction of the workforce, which occurred through the consolidation of certain functions through a combination of normal attrition and job eliminations, and a rationalization of manufacturing capacity via the scheduled closure of one of our manufacturing and assembly plants.
- Exit Unprofitable Operations—To improve the profitability in certain of our brands and regions, we have selectively exited certain channels of distribution, categories and markets. In doing so, we incurred costs to reduce workforce, terminate contracts, write off fixed assets and discontinue certain product lines and stock-keeping units.
- Outsourcing—In order to balance the growing need for information technology support with our efforts to provide the most efficient and cost effective solutions, we initiated the outsourcing of certain information technology processes. We incurred costs to eliminate certain related headcount and to transition services to an outsource provider.

For the year ended June 30, 2009, aggregate restructuring charges of $70.3 million were recorded in our consolidated statements of earnings related to the Program. These charges primarily reflected employee-related costs, asset write-offs, contract terminations and other exit costs.

The following table presents the restructuring activity as of and for the year ended June 30, 2009 under the Program:

(In millions)	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
Charges	$60.9	$ 4.2	$ 3.4	$ 1.8	$70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	$51.6	$ —	$ 2.9	$ 0.2	$54.7

Accrued restructuring charges at June 30, 2009 are expected to result in cash expenditures funded from cash provided by operations of approximately $48 million, $6 million and $1 million in fiscal 2010, 2011 and 2012, respectively.

The total amount of restructuring charges incurred plus other initiatives approved through June 30, 2009, include approximately $75 million for employee-related costs, approximately $6 million in asset write-offs and approximately $8 million of contract terminations and other exit costs.

We incurred other special charges in connection with the implementation of the Program for the year ended June 30, 2009 of $10.1 million related to consulting, other professional services, and accelerated depreciation. The total amount of other special charges expected to be incurred to implement these initiatives, including those incurred through June 30, 2009, is approximately $36 million. In addition to the other special charges, we recorded $8.1 million reflecting sales returns (less a related cost of sales of $1.2 million) and a write-off of inventory associated with exiting unprofitable operations of $8.0 million.

During the year ended June 30, 2009, we recorded a gain of $3.6 million related to excess accruals that were recorded as other special charges in prior years.

Total charges associated with restructuring activities included in operating income for the year ended June 30, 2009 were $91.7 million.

While our business strategies are designed to strengthen the Company over the long-term, we believe the uncertainty about future market conditions, consumer spending patterns and the financial strength of some of our retail customers, coupled with retailer destocking and tighter working capital management, will continue to negatively affect our net sales and operating results. In line with our strategic plan, we will continue to seek ways to contain costs and reduce our inventory levels.

We manufacture, market and sell beauty products including those in the skin care, makeup, fragrance and hair care categories which are distributed in over 140 countries and territories. The following table is a comparative summary of operating results from continuing operations for fiscal 2009, 2008 and 2007 and reflects the basis of presentation described in Note 2 and Note 20 to the Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30	2009	2008	2007
(In millions)			
NET SALES			
By Region:			
The Americas	**$3,421.2**	$3,711.5	$3,560.9
Europe, the Middle East & Africa	**2,611.3**	3,006.7	2,493.4
Asia/Pacific	**1,299.4**	1,192.6	983.2
Returns associated with restructuring activities	**(8.1)**	–	–
	$7,323.8	$7,910.8	$7,037.5
By Product Category:			
Skin Care	**$2,886.0**	$2,996.8	$2,601.0
Makeup	**2,830.9**	3,000.4	2,712.7
Fragrance	**1,150.9**	1,432.0	1,308.6
Hair Care	**402.4**	427.1	377.1
Other	**61.7**	54.5	38.1
Returns associated with restructuring activities	**(8.1)**	–	–
	$7,323.8	$7,910.8	$7,037.5
OPERATING INCOME (LOSS)			
By Region:			
The Americas	**$ 115.2**	$ 228.3	$ 336.4
Europe, the Middle East & Africa	**229.7**	433.1	321.4
Asia/Pacific	**165.2**	149.7	93.2
Total charges associated with restructuring activities	**(91.7)**	(0.4)	(1.1)
	$ 418.4	$ 810.7	$ 749.9
By Product Category:			
Skin Care	**$ 294.1**	$ 405.6	$ 341.5
Makeup	**279.8**	359.4	339.3
Fragrance	**(60.8)**	36.2	28.1
Hair Care	**1.1**	11.5	42.5
Other	**(4.1)**	(1.6)	(0.4)
Total charges associated with restructuring activities	**(91.7)**	(0.4)	(1.1)
	$ 418.4	$ 810.7	$ 749.9

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2009	2008	2007
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**25.7**	25.2	25.2
Gross profit	**74.3**	74.8	74.8
Operating expenses:			
Selling, general and administrative	**66.7**	64.3	64.0
Restructuring and other special charges	**1.0**	0.0	0.0
Goodwill impairment	**0.2**	–	0.1
Impairment of intangible and other long-lived assets	**0.7**	0.2	0.0
	68.6	64.5	64.1
Operating income	**5.7**	10.3	10.7
Interest expense, net	**1.0**	0.9	0.6
Earnings before income taxes, minority interest and discontinued operations	**4.7**	9.4	10.1
Provision for income taxes	**1.6**	3.3	3.6
Minority interest, net of tax	**(0.1)**	(0.1)	(0.1)
Net earnings from continuing operations	**3.0**	6.0	6.4
Discontinued operations, net of tax	**–**	–	0.0
Net earnings	**3.0%**	6.0%	6.4%

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

FISCAL 2009 AS COMPARED WITH FISCAL 2008

NET SALES

Net sales decreased 7%, or $587.0 million, to $7,323.8 million, reflecting declines in each of our major product categories. Net sales decreases in Europe, the Middle East & Africa and the Americas reflected customer destocking in all of our major product categories. These declines were partially offset by growth in Asia/Pacific. Excluding the $389.4 million impact of foreign currency translation, net sales decreased 2%. The following discussions of Net Sales by *Product Categories* and *Geographic Regions* exclude the impact of returns associated with restructuring activities of $8.1 million incurred in fiscal 2009. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products decreased 4%, or $110.8 million, to $2,886.0 million, primarily reflecting declines in net sales from our heritage brands. Despite the difficult economic environment and the unfavorable impact of foreign currency translation, we continued to enhance select product lines to address the needs of our consumers. The recent launches of Perfectionist [CP+] Wrinkle Lifting Serum and the new Time Zone line of moisturizing products from Estée Lauder and Superdefense SPF 25 Age Defense Moisturizer and Youth Surge SPF 15 Age Decelerating Moisturizer from Clinique contributed incremental sales of approximately $181 million, combined. While these new product launches contributed favorably to the category, they were partially offset by lower sales from other existing products in the Perfectionist, Idealist and Re-Nutriv lines from Estée Lauder and the Superdefense and Repairwear lines from Clinique of approximately $163 million, combined. Net sales of most other product lines in this category also experienced declines, particularly in Europe, the Middle East & Africa and the Americas, partially offset by double-digit growth in Asia/Pacific. Excluding the impact of foreign currency translation, skin care net sales increased 2%.

Makeup Makeup net sales decreased 6%, or $169.5 million, to $2,830.9 million, primarily reflecting lower net sales from our heritage brands of approximately $162 million. Lower net sales in the makeup product category also reflected a net decrease from our makeup artist brands of approximately $14 million, driven by the Americas region, partially offset by additional points of distribution internationally. These declines were mitigated in part by recent product launches of reformulated Superfit Makeup and High Impact Lip Colour SPF 15 from Clinique, as well as Estée Lauder Signature Blush, which contributed incremental sales to the category of approximately $82 million, combined. Excluding the impact of foreign currency translation, makeup net sales decreased 1%.

Fragrance Net sales of fragrance products decreased 20%, or $281.1 million, to $1,150.9 million. This decline was largely due to lower sales of designer fragrances, of which approximately $181 million was attributable to certain DKNY, Tommy Hilfiger and Sean John fragrances. Also contributing to the decrease were lower sales of certain Estée Lauder and Clinique fragrances of approximately $132 million, combined. The recent launches of Estée Lauder Sensuous, Hilfiger Men, the new DKNY Men fragrance and I Am King Sean John partially offset these declines by collectively contributing sales of approximately $88 million to the category. Excluding the impact of foreign currency translation, fragrance net sales decreased 14%.

Hair Care Hair care net sales decreased 6%, or $24.7 million, to $402.4 million, primarily reflecting a soft salon retail environment and a reduction in points of distribution in the United States. Net sales were also negatively impacted as a result of the conclusion of a hotel amenities program in the third quarter of fiscal 2008. These declines were partially offset by incremental sales of approximately $13 million from new products, such as Dry Remedy Shampoo and Conditioner and the Sun Care line of products from Aveda. The category also benefited from improved sales of hair color products, as well as an increase in points of distribution outside of the United States, including the acquisition of an independent distributor in Australia. Excluding the impact of foreign currency translation, hair care net sales decreased 3%.

Geographic Regions

Net sales in the Americas decreased 8%, or $290.3 million, to $3,421.2 million. Lower net sales in the United States from our heritage and makeup artist brands as well as our hair care businesses contributed approximately $275 million to the decrease. Net sales declines in Canada of approximately $36 million were partially offset by growth in Latin America of approximately $3 million. Net sales in these markets reflected the adverse impact of the strengthening of the U.S. dollar. Economic conditions in the Americas region, particularly in the department store channel, have negatively impacted our businesses. Ongoing challenges faced by certain of our department store customers in the United States may continue to affect our net sales for the short and medium term. Excluding the impact of foreign currency translation, net sales in the Americas decreased 7%.

In Europe, the Middle East & Africa, net sales decreased 13%, or $395.4 million, to $2,611.3 million, primarily reflecting the unfavorable impact of foreign currency translation. Net sales decreases of approximately $323 million were driven by the United Kingdom, our travel retail business, Spain, France and Italy. These performances reflected retailer destocking and tighter working capital management by certain key retailers. Net sales in our travel retail business also declined due to a significant slowdown in passenger traffic and the impact of weaker currencies in certain key markets. Partially offsetting these decreases were higher net sales of approximately $11 million in the Middle East and Israel. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa decreased 4%.

Net sales in Asia/Pacific increased 9%, or $106.8 million, to $1,299.4 million, reflecting higher net sales of approximately $109 million in China, Japan and Hong Kong. Net sales growth in China and Hong Kong benefited from the launches of new skin care products while Japan's increase was generated from the strengthening of the Japanese yen. Partially offsetting these increases were lower net sales of approximately $13 million in Australia, New Zealand and Korea, reflecting the strengthening of the U.S. dollar against their respective local currencies. Despite the overall net sales increase in this region, growth has been tempered by a softer retail environment. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 14%.

We believe the unfavorable global economic conditions will continue to adversely impact our financial performance. We cannot predict with certainty the magnitude or duration of the impact or how it will vary across each of our geographic regions.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales increased to 25.7% as compared with 25.2% in the prior year. This change reflected an increase in obsolescence charges of approximately 40 basis points, excess overhead costs that were not recovered due to lower production levels of approximately 30 basis points and the negative effect of exchange rates of approximately 20 basis points. The increase in cost of sales margin also reflected the fiscal 2009 impact of charges associated with restructuring activities and an increase in the level and timing of promotional activities of approximately 10 basis points, each. Partially offsetting these increases were favorable changes in the mix of our business and from other manufacturing variances of approximately 50 basis points and 10 basis points, respectively.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands or channels of distribution which have margin and product cost structures different from those of our current mix of business.

OPERATING EXPENSES

Operating expenses increased to 68.6% of net sales as compared with 64.5% of net sales in the prior year. In light of the current economic conditions, we continued to apply various cost-containment measures to maintain expenses in line with our business needs. While the implementation of these initiatives helped reduce total operating expenses as compared with the prior year, the dramatic decline in net sales during fiscal 2009 was the principal factor that negatively impacted our operating expense margin. In addition to the decline in net sales, operating expense margin increased by approximately 110 basis points due to charges associated with restructuring activities, as previously discussed.

During fiscal 2009, we evaluated our goodwill, intangible assets and other long-lived assets based upon certain triggering events as well as our annual impairment test of goodwill and other indefinite-lived intangible assets. Inclusive of the impairment charges incurred during the third quarter of fiscal 2009, we recorded impairment charges of approximately $14 million related to goodwill, approximately $23 million related to trademarks with indefinite lives, approximately $17 million related to other amortizable intangible assets and approximately $9 million related to property, plant and equipment for the fiscal year ended June 30, 2009. The principal factors that contributed to these impairment charges were lower than expected operating cash flow performance relative to the reporting unit and/or affected assets being tested and the impact of the current economic environment on their projected future results of operations. Collectively, these charges resulted in an increase to our operating expense margin of approximately 90 basis points. For further detailed discussion, refer to Note 4 and Note 5 to the Notes to the Consolidated Financial Statements.

Despite a reduction in actual selling, advertising, merchandising and sampling spending, operating expense margin increased by approximately 60 basis points driven by the decline in consumer demand in the current economic environment. Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

Other factors that contributed to the increase in operating expense margin were higher costs of global information technology systems and infrastructure of approximately 50 basis points, net losses from foreign exchange transactions of approximately 40 basis points, and charges resulting from the degradation of the businesses of certain of our retail customers of approximately 20 basis points.

OPERATING RESULTS

Operating income decreased 48%, or $392.3 million, to $418.4 million. Operating margin decreased to 5.7% of net sales as compared with 10.3% in the prior year, reflecting our lower gross margin and the increase in our operating expense margin as previously discussed. The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of total charges associated with restructuring activities of $91.7 million, or 1.3% of net sales. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

Fragrance operating results decreased over 100%, or $97.0 million, to an operating loss of $60.8 million primarily reflecting lower net sales of designer fragrance products and certain fragrances from our heritage brands as well as a charge for intangible asset impairment, which were partially offset by a reduction in selling, advertising, merchandising and sampling spending. Hair care operating income decreased 90%, or $10.4 million, to $1.1 million primarily reflecting lower net sales and a charge for intangible asset impairment. Skin care operating income decreased 27%, or $111.5 million, to $294.1 million and makeup operating income decreased 22%, or $79.6 million, to $279.8 million. The reduced operating results for the skin care and makeup categories primarily reflected the decline in net sales and charges for goodwill, intangible asset and other long-lived asset impairments, as well as the majority of the impact of the excess overhead charge, loss from foreign exchange transactions and certain other operating expenses as described above.

Geographic Regions

Operating income in the Americas decreased 50%, or $113.1 million, to $115.2 million. This decline reflected charges for goodwill, intangible asset and other long-lived asset impairments, the majority of the impact of the excess overhead charge and the charge related to the degradation of a certain retailer of approximately $66 million, combined. Also contributing to the decline were lower sales experienced by the majority of our businesses in the region due to current economic conditions, partially offset by cost containment and contingency plan efforts.

In Europe, the Middle East & Africa, operating income decreased 47%, or $203.4 million, to $229.7 million. This decrease primarily reflected lower results of approximately $156 million in our travel retail business, Spain, France, Russia, the United Kingdom and Italy, of which approximately $34 million related to charges for goodwill and intangible asset impairments and the degradation of certain retailers.

In Asia/Pacific, operating income increased 10%, or $15.5 million, to $165.2 million. Most of our affiliates in this region experienced an increase despite a softer retail environment in certain countries. Approximately $20 million of this increase was generated in Hong Kong, China, Korea and Japan. Partially offsetting these improvements were lower results in Australia, Singapore and New Zealand of approximately $5 million, combined.

INTEREST EXPENSE, NET

Net interest expense was $75.7 million as compared with $66.8 million in the prior year. Interest expense increased primarily due to higher average debt balances, which include an additional $300.0 million of senior notes issued in November 2008, partially offset by lower average interest rates on pre-existing borrowings. In addition, interest income decreased primarily due to lower average investment rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax audit settlements and the interaction of various global tax strategies.

The effective rate for income taxes for the year ended June 30, 2009 was 33.8% as compared with 34.9% in the prior year. The decrease in the effective income tax rate of 110 basis points was primarily attributable to a favorable settlement with the Appeals Division of the IRS (560 basis points), partially offset by an increase in non-deductible expenses and an increase in state and local income tax expense (450 basis points).

NET EARNINGS

Net earnings as compared with fiscal 2008 decreased 54%, or $255.4 million, to $218.4 million and diluted net earnings per common share declined 54% from $2.40 to $1.10. These results include the impact of total charges associated with restructuring activities of $61.7 million, after tax, or $.31 per diluted common share.

FISCAL 2008 AS COMPARED WITH FISCAL 2007

NET SALES

Net sales increased 12%, or $873.3 million, to $7,910.8 million, reflecting net sales growth in all of our product categories within each geographic region. Skin care, makeup and fragrance net sales increases were led by Europe, the Middle East & Africa while most of the net sales increase in hair care was achieved in the Americas. The increase in net sales reflected our efforts to capitalize on growth opportunities internationally. Excluding the impact of foreign currency translation, net sales increased 8%.

Product Categories

Skin Care Net sales of skin care products increased 15%, or $395.8 million, to $2,996.8 million. This growth reflected the launches of Idealist Pore Minimizing Skin Refinisher, Cyber White EX and Hydra Bright Skin Tone Perfecting Moisturizers from Estée Lauder. Also contributing to the growth were the recent launches of products in the Acne Solutions Clear Skin System, Redness Solutions and Even Better Skin Tone Corrector from Clinique as well as The Eye Concentrate and The Moisturizing Gel Cream from La Mer. Collectively, these new products resulted in incremental sales of approximately $215 million. Net sales increases from Re-Nutriv and Resilience Lift Extreme Ultra Firming products from Estée Lauder, products in Clinique's 3-Step Skin Care System and Repairwear line, and Tri-Aktiline™ Instant Deep Wrinkle Filler from Good Skin™ totaled approximately $80 million. These improvements were partially offset by approximately $55 million of lower sales from certain other existing Idealist products and Perfectionist products from Estée Lauder. Net sales of other new and existing products also significantly contributed to the growth. Excluding the impact of foreign currency translation, skin care net sales increased 10%.

Makeup Makeup net sales increased 11%, or $287.7 million, to $3,000.4 million reflecting growth from our makeup artist brands of approximately $194 million. Also contributing to the growth were incremental sales from the launches of Estée Lauder Signature Hydra Lustre Lipstick, Double Wear Zero Smudge Mascara and Eyeliner from Estée Lauder, Supermoisture Makeup and Superbalm Moisturizing Gloss from Clinique, as well as higher sales of Double Wear Stay-In-Place Makeup from Estée Lauder of approximately $97 million, combined. Partially offsetting these increases were lower sales of approximately $30 million of Pure Color Eyeshadow and High Gloss from Estée Lauder and Colour Surge Lipstick from Clinique. Excluding the impact of foreign currency translation, makeup net sales increased 7%.

Fragrance Net sales of fragrance products increased 9%, or $123.4 million, to $1,432.0 million. The launches of Sean John Unforgivable Woman, Dreaming Tommy Hilfiger, Estée Lauder Pure White Linen Light Breeze, Estée Lauder *pleasures delight* and DKNY Delicious Night collectively contributed approximately $95 million to the growth in the category. Higher sales of approximately $62 million of DKNY Be Delicious, Jo Malone and Tom Ford fragrances also contributed to the increase. Lower sales of approximately $53 million of Tommy Girl by Tommy Hilfiger, DKNY Red Delicious Women and DKNY Be Delicious Men partially offset the growth in this product category. Excluding the impact of foreign currency translation, fragrance net sales increased 5%.

Hair Care Hair care net sales increased 13%, or $50.0 million, to $427.1 million, primarily due to the inclusion of the Ojon brand which was acquired at the end of July 2007, as well as growth from Aveda and Bumble and bumble. Aveda net sales increases benefited from the launches of Smooth Infusion and Aveda Men Pure-Formance products, as well as the fiscal 2008 acquisition of an independent distributor. Bumble and bumble net sales benefited from new points of distribution and increases from its hotel amenities program, which concluded in the fiscal 2008 third quarter. Excluding the impact of foreign currency translation, hair care net sales increased 11%.

Geographic Regions

Net sales in the Americas increased 4%, or $150.6 million, to $3,711.5 million, primarily reflecting net sales growth in Canada and Latin America, as well as the addition of the Ojon brand, of approximately $98 million, combined. Additional net sales increases of approximately $65 million were attributable to our designer fragrances business and our makeup artist and hair care brands in the United States. Partially offsetting this growth was approximately $37 million related to weaknesses in certain of our heritage brands in the United States as a result of competitive pressures and challenges in the department store channel. We believe that economic uncertainty in the United States has affected our business, particularly in the department store channel. These challenges have been mitigated through sales in alternative channels, such as freestanding retail stores, Internet distribution, self-select distribution and direct-response television. Excluding the impact of foreign currency translation, net sales in the Americas increased 3%.

All countries in Europe, the Middle East & Africa experienced net sales growth, which contributed to the increase in net sales of 21%, or $513.3 million, to $3,006.7 million, although net sales growth rates slowed in certain key countries. This growth was led by our travel retail business and the United Kingdom, as well as in Russia, which benefited from our expansion in this market. The results in this region were inclusive of an exchange rate benefit due to the weakening of the U.S. dollar of approximately $206 million. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 12%.

Net sales in Asia/Pacific increased 21%, or $209.4 million, to $1,192.6 million, reflecting growth from all countries in the region. This increase reflected higher net sales of approximately $172 million in China, Japan, Hong Kong, Australia and Korea. The results in this region were inclusive of an exchange rate benefit due to the weakening of the U.S. dollar of approximately $66 million. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 15%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales was 25.2%, which is the same as in fiscal 2007. Cost of sales as a percentage of net sales reflected a decrease in the level and timing of promotional activities of approximately 20 basis points and a positive effect of exchange rates of approximately 10 basis points. Offsetting these improvements was an unfavorable change in the mix of our business, an increase in obsolescence charges, and employee-related charges designed to streamline certain business activities and achieve future cost savings of approximately 10 basis points, each.

Despite the rise in energy and raw material prices in the current year, we were able to maintain our overall cost of goods margin through other efficiencies achieved from ongoing savings initiatives.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses increased to 64.5% of net sales as compared with 64.1% of net sales in the fiscal 2007. The increase in operating expenses and operating expense margin reflected higher costs of global information technology systems and infrastructure of approximately 30 basis points. An additional 20 basis points resulted from an increase in valuation reserves reflecting the diminishing likelihood of realizing value from a promissory note and convertible preferred stock received in connection with the divestiture of Stila in fiscal 2006. We also recorded an increase in intangible asset amortization resulting from recent strategic acquisitions, as well as employee-related charges designed to streamline certain business activities and achieve future cost savings, of approximately 10 basis points each. Operating expense margin in fiscal 2007 was adversely impacted by charges related to our pharmacy channel of approximately 40 basis points.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 8%, or $60.8 million, to $810.7 million as compared with fiscal 2007. Operating margin declined to 10.3% of net sales as compared with 10.7% in fiscal 2007, reflecting our constant cost of sales margin and the increase in our operating expense margin, as previously discussed.

Product Categories

Fragrance operating income increased 29%, or $8.1 million, to $36.2 million, reflecting profitable international growth, partially offset by increased spending in support of designer fragrance products initiatives. Skin care operating income increased 19%, or $64.1 million, to $405.6 million, primarily reflecting improved international results from certain of our heritage brands and net sales growth from La Mer products and Tri-Aktiline™ Instant Deep Wrinkle Filler from Good Skin™. In addition, the fiscal 2007 results in this category reflected organizational costs of approximately $30 million, primarily related to our pharmacy channel in Europe. Makeup operating income increased 6%, or $20.1 million, to $359.4 million, primarily reflecting improved results internationally. These improvements were partially offset by lower results in the United States from certain of our heritage brands, the charge on the impairment of Stila-related financial instruments, and costs related to the establishment of new points of distribution for M·A·C Hair care operating income declined 73%, or $31.0 million, to $11.5 million, primarily reflecting costs related to the acquisition and integration of Ojon to position the brand for future growth. The results in this category also reflected an increase in intangible asset amortization resulting from fiscal 2008 strategic acquisitions as well as costs related to the establishment of new points of distribution.

Geographic Regions

Operating income in the Americas declined 32%, or $108.1 million, to $228.3 million, primarily reflecting a difficult retail environment in which our heritage brands faced challenges in the department store channel. We also experienced significant pressure on the profitability of our hair care business as discussed above. At the same time, we continued to invest in our global information technology systems and infrastructure. In addition, we established new points of distribution for existing brands, incurred costs to streamline certain business activities to generate future efficiencies and incurred a charge on the impairment of Stila-related financial instruments, as discussed above.

In Europe, the Middle East & Africa, operating income increased 35%, or $111.7 million, to $433.1 million primarily due to higher results of approximately $71 million in our travel retail business, the United Kingdom, Italy, the Balkans and Spain. Partially offsetting these increases were lower results in Russia and India of approximately $6 million, reflecting spending to support our expansion in these markets. The overall operating results in this region were adversely impacted in fiscal 2007 by the pharmacy channel charges discussed above.

In Asia/Pacific, operating income increased 61%, or $56.5 million, to $149.7 million. All of our affiliates in this region experienced an increase in operating income, primarily resulting from net sales growth led by Japan, Hong Kong, China, Australia and Korea, which contributed approximately $43 million, collectively.

INTEREST EXPENSE, NET

Net interest expense was $66.8 million as compared with $38.9 million in fiscal 2007. This change primarily resulted from higher average debt balances, including an additional $600.0 million of senior notes issued in the fourth quarter of fiscal 2007, partially offset by lower average interest rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on non-recurring and recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local taxes, tax audit settlements and the interaction of various global tax strategies. The effective rate for income taxes for the year ended June 30, 2008 was 34.9% as compared with 35.9% in fiscal 2007. The decrease in the effective income tax rate of 100 basis points resulted primarily from a decrease in state and local income tax expense (240 basis points) partially offset by an increase in the tax effect of our foreign operations (140 basis points).

NET EARNINGS

Net earnings as compared with fiscal 2007 increased 5%, or $24.6 million, to $473.8 million and diluted net earnings per common share improved 11% from $2.16 to $2.40.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2009, we had cash and cash equivalents of $864.5 million compared with $401.7 million at June 30, 2008. Our cash and cash equivalents are maintained at a number of financial institutions. As of June 30, 2009, approximately 10% of the total balance is insured by governmental agencies. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength and perform ongoing evaluations of these institutions to limit our concentration risk exposure.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

During fiscal 2009, we have been able to issue commercial paper in amounts and with terms that we deem acceptable. We do not anticipate protracted difficulties in securing this form of working capital financing. However, in order to maintain sufficient cash reserves over a longer period of time, in light of the current macroeconomic conditions, and the real or perceived lack of available credit, we issued $300.0 million of 7.75% Senior Notes due November 1, 2013 during the second quarter of fiscal 2009. The net proceeds were used to repay then-outstanding commercial paper balances upon their maturity.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, potential stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

Debt

At June 30, 2009, our outstanding borrowings were as follows:

($ in millions)	Long-term Debt	Short-term Debt	Total Debt
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")(1)	$ 296.3	$ —	$ 296.3
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")(2)	197.5	—	197.5
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")(3)	324.1	—	324.1
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")(4)	299.8	—	299.8
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")(5)	244.2	—	244.2
$13.5 million promissory note due August 31, 2012(6)	15.2	—	15.2
$7.0 million promissory note due July 31, 2009(7)	—	7.7	7.7
Turkish lira overdraft facility	—	12.5	12.5
Other borrowings	10.5	13.6	24.1
	$1,387.6	$33.8	$1,421.4

(1) Consists of $300.0 million principal and unamortized debt discount of $3.7 million.

(2) Consists of $200.0 million principal and unamortized debt discount of $2.5 million.

(3) Consists of $300.0 million principal, unamortized debt discount of $0.4 million and a $24.5 million adjustment to reflect the fair value of outstanding interest rate swaps.

(4) Consists of $300.0 million principal and unamortized debt discount of $0.2 million.

(5) Consists of $250.0 million principal, unamortized debt discount of $0.3 million and a $5.5 million adjustment to reflect the remaining termination value of an interest rate swap that is being amortized to interest expense over the life of the debt.

(6) Consists of $13.5 million face value and unamortized premium of $1.7 million.

(7) Consists of $7.0 million face value and capitalized interest of $0.7 million.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A with a negative outlook by Standard & Poor's and A2 with a negative outlook by Moody's. At June 30, 2009, there was no commercial paper outstanding. We also have $201.4 million in additional uncommitted credit facilities, of which $16.3 million was used as of June 30, 2009.

We have an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for our commercial paper program, to repurchase shares of our common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. We incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on our current credit ratings. This facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $50.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. As of June 30, 2009, we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance. The financial covenant of this facility requires an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. The interest expense coverage ratio is defined in the credit agreement as the ratio of Consolidated EBITDA (which does not represent a measure of our operating results as defined under U.S. generally accepted accounting principles) to Consolidated Interest Expense and is calculated as stipulated in the agreement as follows:

Twelve Months Ended June 30	2009[1]
($ in millions)	
Consolidated EBITDA:	
Net earnings	$218.4
Add:	
Provision for income taxes	115.9
Interest expense, net	75.7
Depreciation and amortization[2]	251.7
Extraordinary non-cash charges[3]	75.3
Less:	
Extraordinary non-cash gains	—
	$737.0
Consolidated Interest Expense:	
Interest expense, net	$ 75.7
Interest expense coverage ratio	10 to 1

(1) In accordance with the credit agreement, this period represents the four most recent quarters.

(2) Excludes amortization of debt discount, and derivative and debt issuance costs as they are already included in Interest expense, net.

(3) Includes goodwill, intangible asset and other long-lived asset impairments and non-cash charges associated with restructuring activities.

In November 2008, we issued and sold $300.0 million of 7.75% Senior Notes due November 1, 2013 ("7.75% Senior Notes due 2013") in a public offering. The 7.75% Senior Notes due 2013 were priced at 99.932% with a yield of 7.767%. Interest payments are required to be made semi-annually on May 1 and November 1, commencing May 1, 2009. The net proceeds of this offering were used to repay then-outstanding commercial paper balances upon their maturity.

The purchase price related to the July 2007 acquisition of Ojon Corporation included (i) a promissory note due July 31, 2009 with a notional value of $7.0 million and capitalized interest of $0.7 million (present value of $7.7 million at June 30, 2009), bearing interest at 10.00% due at maturity and (ii) a promissory note due August 31, 2012 with a notional amount of $13.5 million and unamortized premium of $1.7 million (present value of $15.2 million at June 30, 2009), bearing interest at 10.00% payable annually on July 31. These notes were recorded in the accompanying consolidated balance sheet at present value using effective rates of 5.11% and 5.42%, respectively. The note due July 31, 2009, and the related interest thereon, was paid subsequent to year-end upon maturity.

We have a fixed rate promissory note agreement with a financial institution pursuant to which we may borrow up to $150.0 million in the form of loan participation notes through one of our subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2009, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

We have an overdraft borrowing agreement with a financial institution pursuant to which our subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 30.0 million Turkish lira ($19.6 million at the exchange rate at June 30, 2009). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by us at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2009 ($12.5 million at the exchange rate at June 30, 2009) is classified as short-term debt in our consolidated balance sheet. Subsequent to year-end, the borrowing authorization under this facility was increased to 40.0 million Turkish lira ($26.1 million at the exchange rate at June 30, 2009).

Our 3.0 billion Japanese yen revolving credit facility expired on March 24, 2009. This facility was replaced with a 1.5 billion Japanese yen ($15.7 million at the exchange rate at June 30, 2009) revolving credit facility that expires on March 31, 2010 and a 1.5 billion Japanese yen ($15.7

million at the exchange rate at June 30, 2009) revolving credit facility that expires on March 31, 2012. The interest rates on borrowings under these credit facilities are based on TIBOR (Tokyo Interbank Offered Rate) plus .45% and .75%, respectively and the facility fees incurred on undrawn balances are 15 basis points and 25 basis points, respectively. At June 30, 2009, no borrowings were outstanding under these facilities.

Total debt as a percent of total capitalization increased to 46% at June 30, 2009 from 42% at June 30, 2008, primarily as a result of the issuance of the 7.75% Senior Notes due 2013, partially offset by the repayment of outstanding commercial paper balances. Based on our current plans, we do not expect this change to have a material adverse impact on our future results of operations or liquidity on both a near-term and long-term basis.

Cash Flows

Cash and cash equivalents have increased significantly as compared with the prior year. In light of economic conditions during fiscal 2009, we took a defensive approach to preserve our liquidity. We issued long-term bonds and reduced share repurchases.

Net cash provided by operating activities was $696.0 million, $690.1 million and $661.6 million in fiscal 2009, 2008 and 2007, respectively. The increase in operating cash flows in fiscal 2009 as compared with fiscal 2008 primarily reflected a decrease in inventory, due in part to ongoing planned reductions in stock-keeping units, as well as lower accounts receivable as a result of lower sales and an improvement in days sales outstanding. These activities were partially offset by lower net earnings and an increase in income tax receivables as compared with the prior year, as well as a reduction in cash provided by certain working capital components, including payments for accounts payable and other liabilities. The increase in operating cash flows from fiscal 2008 as compared with fiscal 2007 primarily reflected a higher level of cash generated from net earnings before non-cash items such as depreciation, amortization and stock-based compensation. Approximately $91 million of the change in deferred income taxes was offset by a correlative change in noncurrent accrued income taxes reflecting the balance sheet presentation of unrecognized tax benefits. These changes were partially offset by the timing and level of payments on trade payables in North America and higher accounts receivable levels, primarily reflecting significant sales growth from our international operations, which carry longer customer payment terms.

Net cash used for investing activities was $339.5 million, $478.5 million and $373.8 million in fiscal 2009, 2008 and 2007. The decrease during fiscal 2009 primarily reflected lower capital expenditure activity in the current year and the prior-year acquisition of Ojon Corporation, partially offset by the current-year acquisitions of AGI and two Aveda distributors. The increase in cash used for investing activities during fiscal 2008 as compared with fiscal 2007 primarily reflected cash payments related to the acquisition of Ojon Corporation and the exclusive rights to sell and distribute Ojon products worldwide, and to a lesser extent, the acquisition of an Aveda distributor. Capital expenditures also increased from fiscal 2007 to fiscal 2008 reflecting incremental spending for counters and the higher costs of technology related to our continuing company-wide initiative to upgrade our information systems.

Cash provided by financing activities was $125.8 million in fiscal 2009 and cash used for financing activities was $78.1 million and $411.6 million in fiscal 2008 and 2007, respectively. The fiscal 2009 increase in cash provided by financing activities primarily reflected the issuance of the $300.0 million Senior Notes due 2013 and a decrease in treasury stock purchases, partially offset by repayments of outstanding commercial paper. The fiscal 2008 increase in cash used for financing activities primarily reflected higher treasury stock repurchases in fiscal 2007, which were partially funded by the issuance of long-term debt. Also contributing to the change in net cash used for financing activities was an increase in outstanding commercial paper, partially offset by lower cash inflows from stock option exercises.

Dividends

On November 6, 2008, the Board of Directors declared an annual dividend of $.55 per share on our Class A and Class B Common Stock, of which an aggregate of $108.4 million was paid on December 17, 2008 to stockholders of record at the close of business on December 1, 2008. The annual common stock dividend declared during fiscal 2008 was $.55 per share, of which an aggregate of $106.6 million was paid on December 27, 2007 to stockholders of record at the close of business on December 7, 2007.

Pension Plan Funding

Several factors influence the annual funding requirements for our pension plans. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in *"Critical Accounting Polices and Estimates"*). The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

The unprecedented economic downturn during fiscal 2009 created a difficult investment environment. For the U.S. Qualified Plan, we maintain an investment strategy of matching the duration of the plan assets with the duration of the underlying plan liabilities. This strategy helped mitigate the negative effects of the downturn and assisted in maintaining a funded ratio of more than 100% as of June 30, 2009. For fiscal 2009 and 2008, there was no minimum contribution to the U.S. Qualified Plan required by ERISA. We made discretionary contributions totaling $17.0 million and $25.0 million to the U.S. Qualified Plan during fiscal 2009 and 2008, respectively. We do not currently expect to make cash contributions to the U.S. Qualified Plan during fiscal 2010. However, as we continue to monitor the performance of our plan assets, we may decide to make discretionary contributions.

For fiscal 2009 and 2008, we made benefit payments under our non-qualified domestic noncontributory pension plan of $8.1 million and $7.7 million, respectively. We expect to make benefit payments under this plan during fiscal 2010 of approximately $8 million. For fiscal 2009 and 2008, we made cash contributions to our international defined benefit pension plans of $41.8 million and $35.3 million, respectively. We expect to make contributions under these plans during fiscal 2010 of approximately $32 million.

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies, refer to *"Item 3. Legal Proceedings."*

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2009:

		Payments Due in Fiscal					
	Total	2010	2011	2012	2013	2014	Thereafter
(In millions)							
Debt service[1]	$2,402.7	$ 110.9	$ 83.9	$327.9	$ 74.5	$347.7	$1,457.8
Operating lease commitments[2]	1,274.2	202.0	182.1	154.8	135.7	122.3	477.3
Unconditional purchase obligations[3]	1,659.9	831.9	234.4	173.1	162.1	56.0	202.4
Gross unrecognized tax benefits and interest—current[4]	78.5	78.5	—	—	—	—	—
Total contractual obligations	$5,415.3	$1,223.3	$500.4	$655.8	$372.3	$526.0	$2,137.5

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $76.5 million in fiscal 2010, $75.6 million in each of fiscal 2011 and fiscal 2012, $60.7 million in fiscal 2013, $47.6 million in fiscal 2014 and $657.6 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2009. Refer to Note 10 of Notes to Consolidated Financial Statements.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements and obligations related to our cost savings initiatives. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2009, without consideration for potential renewal periods.

(4) Refer to Note 8 of Notes to Consolidated Financial Statements for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2008, we made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $78.5 million. As of June 30, 2009, the noncurrent portion of our unrecognized tax benefits, including related accrued interest and penalties was $248.5 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward and option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to our consolidated financial results.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that we receive from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. We also enter into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of June 2010. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2009, these foreign currency cash-flow hedges were highly effective, in all material respects.

At June 30, 2009, we had foreign currency forward contracts in the amount of $1,260.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($239.1 million), Euro ($212.5 million), Swiss franc ($206.8 million), Canadian dollar ($168.0 million), Hong Kong dollar ($79.4 million), Japanese yen ($76.0 million) and Australian dollar ($69.6 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to interest rate fluctuations on our funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. We have interest rate swap agreements, with a notional amount totaling $250.0 million, to effectively convert the fixed rate interest on our 2017 Senior Notes to variable interest rates based on six-month LIBOR. These interest rate swap agreements are designated as fair value hedges of the related long-term debt and meet the accounting criteria that permit changes in the fair values of the interest rate swap agreements to exactly offset changes in the fair value of the underlying long-term debt. As of June 30, 2009, these fair-value hedges were highly effective in all material respects.

Credit Risk

As a matter of policy, we only enter into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $41.2 million at June 30, 2009. To manage this risk, we have established strict counterparty credit guidelines that are continually monitored and reported to management. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of our derivative financial instruments contain credit-risk-related contingent features. As of June 30, 2009, we were in compliance with such features and there were no derivative financial instruments with credit-risk-related contingent features that were in a net liability position.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The high, low and average measured value-at-risk for the twelve months ended June 30, 2009 and 2008 related to our foreign exchange and interest rate contracts are as follows:

	JUNE 30, 2009			JUNE 30, 2008		
(In millions)	High	Low	Average	High	Low	Average
Foreign exchange contracts	**$28.4**	**$14.2**	**$21.6**	$18.8	$ 5.3	$11.3
Interest rate contracts	**34.3**	**23.0**	**29.5**	28.8	12.6	20.0

The change in the value-at-risk measures from the prior year related to our foreign exchange contracts reflected an increase in foreign exchange volatilities and a different portfolio mix. The change in the value-at-risk measures from the prior year related to our interest rate contracts reflected higher interest rate volatilities. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In May 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events for potential recognition or disclosure in the financial statements and whether that date represents the date the financial statements were issued or were available to be issued. This standard also provides clarification about circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods beginning with our fiscal year ended June 30, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires companies to provide qualitative disclosures about their objectives and strategies for using derivative instruments, quantitative disclosures of the fair values of, and gains and losses on, these derivative instruments in a tabular format, as well as more information about liquidity by requiring disclosure of a derivative contract's credit-risk-related contingent features. SFAS No. 161 also requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. We adopted this disclosure-only standard beginning in our fiscal 2009 third quarter.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." This FSP amends SFAS No. 157 to exclude certain leasing transactions accounted for under previously existing accounting guidance. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, regardless of whether those assets and liabilities are related to leases.

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date for FASB Statement No. 157" ("FSP No. FAS 157-2"). This FSP permits the delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, as defined in this FSP, except for those that are recognized or disclosed at fair value in the financial statements at least annually, until the beginning of our fiscal 2010. As of July 1, 2008, we adopted SFAS No. 157, with the exception of its application to nonfinancial assets and nonfinancial liabilities, which we will defer in accordance with FSP No. FAS 157-2 until the beginning of fiscal 2010. Nonfinancial assets and nonfinancial liabilities principally consist of intangible assets acquired through business combinations, long-lived assets when assessing potential impairment, and liabilities associated with restructuring activities. We are currently evaluating the impact of the provisions for such nonfinancial assets and nonfinancial liabilities on our consolidated financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). However, the disclosure provisions in SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. We adopted SFAS No. 157 beginning in our fiscal 2009 first quarter. As part of this adoption, we evaluated the fair value measurements of our financial assets and liabilities and determined that these instruments are valued in active markets. As such, the guidance in this FSP did not impact our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. FAS 157-4"). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when there has been a significant decrease in market activity for a financial asset. An entity is required to base its conclusion about whether a transaction was distressed on the weight of the evidence presented. This FSP also re-affirms that the objective of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly market (as opposed to a distressed or forced transaction). Additional enhanced disclosures are also required in accordance with this FSP. FSP No. FAS 157-4 must be applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have an impact on our consolidated financial statements as our financial assets are currently valued in active markets.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 became effective for us as of July 1, 2008. As we did not elect the fair value option for our financial instruments, the adoption of this standard did not have an impact on our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 and the Codification become effective for our September 30, 2009 interim consolidated financial statements. We do not expect SFAS No. 168 or the Codification to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167"). SFAS No. 167 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity and requires companies to more frequently reassess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. SFAS No. 167 becomes effective for our fiscal 2011 year-end and interim reporting periods thereafter. We do not expect SFAS No. 167 to have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," principally to require publicly traded companies to provide disclosures about fair value of financial instruments in interim financial information. The adoption of this disclosure-only guidance will not have an impact on our consolidated financial results and is effective beginning with our fiscal 2010 interim period ending September 30, 2009.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with SFAS No. 5, "Accounting for Contingencies" and FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss—an interpretation of FASB Statement No. 5." This FSP also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This FSP is effective for assets or liabilities arising from contingencies in business combinations that are consummated during our fiscal 2010.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP No. FAS 132(R)-1") to require employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. These disclosures should principally include information detailing investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and an understanding of significant concentrations of risk within plan assets. While earlier application of the provisions of this FSP is permitted, the disclosures required by this FSP shall be provided for fiscal years ending after December 15, 2009 (or our fiscal 2010, the anticipated period of adoption). Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

In November 2008, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF No. 08-7"). Defensive intangible assets are assets acquired in a business combination that the acquirer (a) does not intend to use or (b) intends to use in a way other than the assets' highest and best use as determined by an evaluation of market participant assumptions. While defensive intangible assets are not being actively used, they are likely contributing to an increase in the value of other assets owned by the acquiring entity. EITF No. 08-7 will require defensive intangible assets to be accounted for as separate units of accounting at the time of acquisition and the useful life of such assets would be based on the period over which the assets will directly or indirectly affect the entity's cash flows. This Issue would be applied prospectively for defensive intangible assets acquired on or after the beginning of our fiscal 2010, in order to coincide with the effective date of SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)").

In November 2008, the FASB ratified the consensus reached on EITF Issue No. 08-6, "Accounting for Equity Method Investment Considerations" ("EITF No. 08-6"). EITF No. 08-6 addresses questions about the potential effect of SFAS No. 141(R) and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160") on equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee's indefinite-lived intangible assets for impairment. The effective date of EITF No. 08-6 coincides with that of SFAS No. 141(R) and SFAS No. 160 and is to be applied on a prospective basis beginning in our fiscal 2010. Early adoption is not permitted for entities that previously adopted an alternate accounting policy.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in our fiscal 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date.

In December 2007, the FASB issued SFAS No. 141(R). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the fundamental requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. SFAS No. 141(R) requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS No. 141(R) must be applied prospectively to business combinations that are consummated on or after July 1, 2009.

In December 2007, the FASB issued SFAS No. 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest and to disclose those amounts on the face of the consolidated statement of earnings. SFAS No. 160 must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in our fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented.

In December 2007, the FASB ratified the consensus reached on EITF Issue No. 07-1, "Collaborative Arrangements," ("EITF No. 07-1"). This Issue addresses accounting for collaborative arrangement activities that are conducted without the creation of a separate legal entity for the arrangement. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators pursuant to the guidance in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company's business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this Issue must be applied to collaborative arrangements in existence at the beginning of our fiscal 2010 using a modified version of retrospective application. We are currently not a party to significant collaborative arrangement activities, as defined by EITF No. 07-1.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project," "intend," "forecast" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale, our long-term strategy, restructuring and other charges and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers and our inability to collect receivables;

(4) destocking and tighter working capital management by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to the volatility in the global credit and equity markets, natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the returns that we are able to generate on our pension assets and the resulting impact on funding obligations, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the implementation of SAP as part of our Strategic Modernization Initiative or by restructurings;

(12) real estate rates and availability, which may affect our ability to increase or maintain the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies and initiatives on a timely basis and within our cost estimates;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced restructuring and cost-savings initiatives, and to integrate acquired businesses and realize value therefrom;

(16) consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

We assume no responsibility to update forward-looking statements made herein or otherwise.

YEAR ENDED JUNE 30	2009	2008	2007
(In millions, except per share data)			
Net Sales	$7,323.8	$7,910.8	$7,037.5
Cost of sales	1,881.6	1,996.8	1,774.8
Gross Profit	5,442.2	5,914.0	5,262.7
Operating expenses:			
Selling, general and administrative	4,883.9	5,088.9	4,500.6
Restructuring and other special charges	76.8	0.4	1.1
Goodwill impairment	14.3	—	7.4
Impairment of intangible and other long-lived assets	48.8	14.0	3.7
	5,023.8	5,103.3	4,512.8
Operating Income	418.4	810.7	749.9
Interest expense, net	75.7	66.8	38.9
Earnings before Income Taxes, Minority Interest and Discontinued Operations	342.7	743.9	711.0
Provision for income taxes	115.9	259.9	255.2
Minority interest, net of tax	(8.4)	(10.2)	(7.1)
Net Earnings from Continuing Operations	218.4	473.8	448.7
Discontinued operations, net of tax	—	—	0.5
Net Earnings	$ 218.4	$ 473.8	$ 449.2
Basic net earnings per common share:			
Net earnings from continuing operations	$ 1.11	$ 2.44	$ 2.20
Discontinued operations, net of tax	—	—	.00
Net earnings	$ 1.11	$ 2.44	$ 2.20
Diluted net earnings per common share:			
Net earnings from continuing operations	$ 1.10	$ 2.40	$ 2.16
Discontinued operations, net of tax	—	—	.00
Net earnings	$ 1.10	$ 2.40	$ 2.16
Weighted average common shares outstanding:			
Basic	196.3	193.9	204.3
Diluted	197.7	197.1	207.8
Cash dividends declared per share	$ .55	$ .55	$ .50

See notes to consolidated financial statements.

JUNE 30 ($ in millions)	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 864.5	$ 401.7
Accounts receivable, net	853.3	1,038.8
Inventory and promotional merchandise, net	795.0	987.2
Prepaid expenses and other current assets	399.7	359.5
Total current assets	2,912.5	2,787.2
Property, Plant and Equipment, net	1,026.7	1,043.1
Other Assets		
Investments, at cost or market value	12.7	24.1
Goodwill	759.9	708.9
Other intangible assets, net	150.1	191.9
Other assets	314.7	256.0
Total other assets	1,237.4	1,180.9
Total assets	$ 5,176.6	$ 5,011.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 33.8	$ 118.7
Accounts payable	329.8	361.7
Accrued income taxes	33.2	151.2
Other accrued liabilities	1,062.4	1,067.6
Total current liabilities	1,459.2	1,699.2
Noncurrent Liabilities		
Long-term debt	1,387.6	1,078.2
Accrued income taxes	259.1	147.8
Other noncurrent liabilities	406.7	406.2
Total noncurrent liabilities	2,053.4	1,632.2
Commitments and Contingencies (Note 14)		
Minority Interest	24.0	26.6
Stockholders' Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 183,921,350 at June 30, 2009 and 180,754,534 at June 30, 2008; 240,000,000 shares Class B authorized; shares issued and outstanding: 78,067,261 at June 30, 2009 and June 30, 2008	2.6	2.6
Paid-in capital	1,145.6	979.0
Retained earnings	3,195.0	3,085.1
Accumulated other comprehensive income (loss)	(117.1)	110.8
	4,226.1	4,177.5
Less: Treasury stock, at cost; 65,294,477 Class A shares at June 30, 2009 and 63,914,699 Class A shares at June 30, 2008	(2,586.1)	(2,524.3)
Total stockholders' equity	1,640.0	1,653.2
Total liabilities and stockholders' equity	$ 5,176.6	$ 5,011.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEAR ENDED JUNE 30 (In millions)	2009	2008	2007
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	$ 2.6	$ 2.6	$ 2.5
Stock-based compensation programs	—	—	0.1
Common stock, end of year	2.6	2.6	2.6
Paid-in capital, beginning of year	979.0	801.7	581.0
Stock-based compensation programs	166.6	172.7	220.7
Settlement of accelerated share repurchase program	—	4.6	—
Paid-in capital, end of year	1,145.6	979.0	801.7
Retained earnings, beginning of year	3,085.1	2,731.5	2,361.9
Cumulative effect of adjustments resulting from adoption of new accounting standards	—	(13.1)	24.2
Adjusted retained earnings, beginning of year	3,085.1	2,718.4	2,386.1
Common stock dividends	(108.5)	(106.8)	(103.8)
Stock-based compensation programs	—	(0.3)	—
Net earnings for the year	218.4	473.8	449.2
Retained earnings, end of year	3,195.0	3,085.1	2,731.5
Accumulated other comprehensive income, beginning of year	110.8	54.7	64.7
Other comprehensive income (loss)	(227.9)	56.1	47.3
Adjustment to initially apply new accounting standard, net of tax	—	—	(57.3)
Accumulated other comprehensive income (loss), end of year	(117.1)	110.8	54.7
Treasury stock, beginning of year	(2,524.3)	(2,391.5)	(1,387.8)
Acquisition of treasury stock, net of issuances	(61.8)	(132.8)	(1,003.7)
Treasury stock, end of year	(2,586.1)	(2,524.3)	(2,391.5)
Total stockholders' equity	$ 1,640.0	$ 1,653.2	$ 1,199.0
COMPREHENSIVE INCOME (LOSS)			
Net earnings	$ 218.4	$ 473.8	$ 449.2
Other comprehensive income (loss):			
Net unrealized investment gains (losses), net of tax	(0.5)	(0.5)	0.3
Net derivative instrument gains (losses), net of tax	(6.4)	(0.3)	(2.1)
Net minimum pension liability adjustments, net of tax	—	—	(4.0)
Net actuarial gains (losses), net of tax	(87.4)	(17.8)	—
Net prior service credit (cost), net of tax	5.5	(23.7)	—
Net transition asset (obligation), net of tax	—	0.1	—
Translation adjustments, net of tax	(139.1)	98.3	53.1
Other comprehensive income (loss)	(227.9)	56.1	47.3
Total comprehensive income (loss)	$ (9.5)	$ 529.9	$ 496.5

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	2009	2008	2007
(In millions)			
Cash Flows from Operating Activities			
Net earnings	$ 218.4	$ 473.8	$ 449.2
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	254.0	250.7	207.2
Deferred income taxes	(108.2)	(115.6)	9.9
Minority interest, net of tax	8.4	10.2	7.1
Non-cash stock-based compensation	51.5	47.2	43.3
Excess tax benefits from stock-based compensation arrangements	(1.4)	(1.1)	(9.4)
Loss on disposal of property, plant and equipment	11.4	12.5	13.4
Goodwill, intangible asset and other long-lived asset impairments	63.1	14.0	11.1
Non-cash charges associated with restructuring activities	12.2	—	—
Discontinued operations, net of tax	—	—	(0.5)
Other non-cash items	1.2	1.7	0.7
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	103.8	(86.5)	(68.0)
Decrease (increase) in inventory and promotional merchandise, net	125.7	(70.7)	(70.8)
Decrease (increase) in other assets	(72.2)	(5.7)	(26.3)
Increase (decrease) in accounts payable	(11.9)	17.1	46.4
Increase in accrued income taxes	24.5	122.6	44.9
Increase (decrease) in other liabilities	15.5	19.9	9.1
Net cash flows provided by operating activities of continuing operations	696.0	690.1	667.3
Net cash flows used for operating activities of discontinued operations	—	—	(5.7)
Net cash flows provided by operating activities	696.0	690.1	661.6
Cash Flows from Investing Activities			
Capital expenditures	(279.8)	(357.8)	(312.1)
Acquisition of businesses, net of cash acquired	(68.5)	(116.0)	(61.2)
Proceeds from disposition of long-term investments	9.2	—	—
Purchases of long-term investments	(0.4)	(4.7)	(0.5)
Net cash flows used for investing activities	(339.5)	(478.5)	(373.8)
Cash Flows from Financing Activities			
Increase (decrease) in short-term debt, net	(93.5)	54.8	(31.6)
Proceeds from issuance of long-term debt, net	297.7	—	590.6
Net settlement of interest rate derivatives	—	—	(11.1)
Repayments and redemptions of long-term debt	(10.1)	(5.9)	(5.6)
Net proceeds from stock-based compensation transactions	109.6	117.3	154.1
Excess tax benefits from stock-based compensation arrangements	1.4	1.1	9.4
Payments to acquire treasury stock	(62.6)	(129.6)	(1,004.3)
Dividends paid to stockholders	(108.4)	(106.6)	(103.6)
Distributions made to minority holders of consolidated subsidiaries	(8.3)	(9.2)	(9.5)
Net cash flows provided by (used for) financing activities	125.8	(78.1)	(411.6)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(19.5)	14.5	8.9
Net Increase (Decrease) in Cash and Cash Equivalents	462.8	148.0	(114.9)
Cash and Cash Equivalents at Beginning of Year	401.7	253.7	368.6
Cash and Cash Equivalents at End of Year	$ 864.5	$ 401.7	$ 253.7

See notes to consolidated financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under the following brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, American Beauty, Flirt!, Good Skin™, grassroots research labs and Ojon. The Estée Lauder Companies Inc. is also the global licensee of the Tommy Hilfiger, Kiton, Donna Karan, Michael Kors, Sean John, Missoni, Daisy Fuentes, Tom Ford and Mustang brand names for fragrances and/or cosmetics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company") as continuing operations, with the exception of the operating results of its reporting unit that marketed and sold Stila brand products, which have been reflected as discontinued operations for fiscal 2007. All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 19, 2009, the date the consolidated financial statements were issued.

Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, intangible assets and other long-lived assets, income taxes and derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income (loss). Such adjustments amounted to $139.1 million of unrealized translation losses, net of tax, in fiscal 2009 and $98.3 million and $53.1 million of unrealized translation gains, net of tax, in fiscal 2008 and 2007, respectively.

The Company enters into foreign currency forward and option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange gains (losses) of $(20.0) million, $3.9 million and $(0.6) million in fiscal 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include $239.8 million and $66.6 million of short-term time deposits at June 30, 2009 and 2008, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Approximately 20% and 14% of the Company's cash and cash equivalents are held by two counterparties.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions of $41.4 million and $26.3 million as of June 30, 2009 and 2008, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

Derivative Financial Instruments

The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2009 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

Property, Plant and Equipment

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

Investments

The Company's investments consist principally of available-for-sale securities and equity-method investments. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of stockholders' equity until realized. Investments in affiliated companies, which are not controlled by the Company but where the Company has the ability to exercise significant influence over, are accounted for using the equity-method where the earnings and losses attributable to the investment are recorded in the accompanying consolidated statements of earnings.

Goodwill and Other Indefinite-lived Intangible Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company assesses goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. The Company tests goodwill for impairment at the reporting unit level, which is one level below the Company's operating segments. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires the Company to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, the Company engages third-party valuation specialists to advise it. To determine fair value of the reporting unit, the Company generally uses an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less reliable (e.g., only the income approach would be used for reporting units with existing negative margins). The Company believes both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, the Company determines fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, the Company utilizes information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit. The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples.

To determine fair value of other indefinite-lived intangible assets, the Company uses an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer sells products primarily within the United States and accounted for $907.3 million, or 12%, $951.4 million, or 12%, and $958.8 million, or 14%, of the Company's consolidated net sales in fiscal 2009, 2008 and 2007, respectively. This customer accounted for $97.1 million and $109.2 million, or 11%, of the Company's accounts receivable at June 30, 2009 and 2008, respectively.

Revenue Recognition

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. Sales at the Company's retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.4%, 4.4% and 4.2% in fiscal 2009, 2008 and 2007, respectively.

Payments to Customers

The Company records revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of Net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $1,074 million, $1,098 million and $978 million in fiscal 2009, 2008 and 2007, respectively.

Advertising and Promotion

Global net expenses for advertising, merchandising, sampling and promotion were $1,878.8 million, $2,034.6 million and $1,841.9 million in fiscal 2009, 2008 and 2007, respectively, and are expensed as incurred. These amounts include activities relating to purchase with purchase and gift with purchase promotions that are reflected in net sales and cost of sales. Excluding the impact of purchase with purchase and gift with purchase promotions, advertising, merchandising, sampling and promotion expenses included in operating expenses were $1,693.1 million, $1,836.1 million and $1,640.9 million in fiscal 2009, 2008 and 2007, respectively.

Research and Development

Research and development costs amounted to $81.6 million, $80.9 million and $74.4 million in fiscal 2009, 2008 and 2007, respectively. Research and development costs are expensed as incurred.

Shipping and Handling

Shipping and handling expenses of $268.6 million, $284.4 million and $237.9 million in fiscal 2009, 2008 and 2007, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and include distribution center costs, third party logistics costs and outbound freight.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 3 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 21 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, intangible assets are capitalized and amortized over their useful lives based on the terms of the agreement and are subject to impairment testing if certain events or circumstances indicate a potential impairment.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

Stock-Based Compensation

The Company records stock-based compensation, measured at the fair value of the award, as an expense in the consolidated financial statements. Upon the exercise of stock options or the vesting of restricted stock units and performance share units, the resulting excess tax benefits, if any, are credited to additional paid-in capital. Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. Once the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying consolidated statements of cash flows.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on the Company's assessments, no additional valuation allowance is required. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" on July 1, 2007. As a result, the Company recognized an increase in the liability for unrecognized tax benefits and interest of $13.1 million (after tax) as an adjustment to opening retained earnings. The Company provides tax reserves for Federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company classifies applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated results of operations.

Out-of-period Adjustments

The Company evaluates out-of-period adjustments based on their impact on the current year statement of earnings as well as the cumulative effect of adjustments in the current year's ending balance sheet. Out-of-period adjustments identified and recorded in the accompanying statements of earnings during fiscal 2009 and 2008 were not material, individually or in the aggregate, to the Company's consolidated financial statements for all fiscal years affected. In fiscal 2007 and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," the Company elected to record a one-time cumulative effect adjustment of $24.2 million to opening retained earnings to correct errors in certain balance sheet accounts that arose in previous years.

Recently Adopted Accounting Standards

In May 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events for potential recognition or disclosure in the financial statements and whether that date represents the date the financial statements were issued or were available to be issued. This standard also provides clarification about circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods beginning with the Company's fiscal year ended June 30, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires companies to provide qualitative disclosures about their objectives and strategies for using derivative instruments, quantitative disclosures of the fair values of, and gains and losses on, these derivative instruments in a tabular format, as well as more information about liquidity by requiring disclosure of a derivative contract's credit-risk-related contingent features. SFAS No. 161 also requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company adopted this disclosure-only standard beginning in its fiscal 2009 third quarter (see Note 11).

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." This FSP amends SFAS No. 157 to exclude certain leasing transactions accounted for under previously existing accounting guidance. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, regardless of whether those assets and liabilities are related to leases.

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date for FASB Statement No. 157" ("FSP No. FAS 157-2"). This FSP permits the delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, as defined in this FSP, except for those that are recognized or disclosed at fair value in the financial statements at least annually, until the beginning of the Company's fiscal 2010. As of July 1, 2008, the Company adopted SFAS No. 157 (see Note 12), with the exception of its application to nonfinancial assets and nonfinancial liabilities, which the Company will defer in accordance with FSP No. FAS 157-2 until the beginning of fiscal 2010. Nonfinancial assets and nonfinancial liabilities principally consist of intangible assets acquired through business combinations, long-lived assets when assessing potential impairment, and liabilities associated with restructuring activities. The Company is currently evaluating the impact of the provisions for such nonfinancial assets and nonfinancial liabilities on its consolidated financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). However, the disclosure provisions in SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The Company adopted SFAS No. 157 beginning in its fiscal 2009 first quarter. As part of this adoption, the Company evaluated the fair value measurements of its financial assets and liabilities and determined that these instruments are valued in active markets. As such, the guidance in this FSP did not impact the Company's consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. FAS 157-4"). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157 when there has been a significant decrease in market activity for a financial asset. An entity is required to base its conclusion about whether a transaction was distressed on the weight of the evidence presented. This FSP also re-affirms that the objective of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly market (as opposed to a distressed or forced transaction).

Additional enhanced disclosures are also required in accordance with this FSP. FSP No. FAS 157-4 must be applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have an impact on the Company's consolidated financial statements as its financial assets are currently valued in active markets.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 became effective for the Company as of July 1, 2008. As the Company did not elect the fair value option for its financial instruments, the adoption of this standard did not have an impact on its consolidated financial statements.

Recently Issued Accounting Standards

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 and the Codification become effective for the Company's September 30, 2009 interim consolidated financial statements. The Company does not expect SFAS No. 168 or the Codification to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167"). SFAS No. 167 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity and requires companies to more frequently reassess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. SFAS No. 167 becomes effective for the Company's fiscal 2011 year-end and interim reporting periods thereafter. The Company does not expect SFAS No. 167 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," principally to require publicly traded companies to provide disclosures about fair value of financial instruments in interim financial information. The adoption of this disclosure-only guidance will not have an impact on the Company's consolidated financial results and is effective beginning with its fiscal 2010 interim period ending September 30, 2009.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with SFAS No. 5, "Accounting for Contingencies" and FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss—an interpretation of FASB Statement No. 5." This FSP also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This FSP is effective for assets or liabilities arising from contingencies in business combinations that are consummated during the Company's fiscal 2010.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP No. FAS 132(R)-1") to require employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. These disclosures should principally include information detailing investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and an understanding of significant concentrations of risk within plan assets. While earlier application of the provisions of this FSP is permitted, the disclosures required by this FSP shall be provided for fiscal years ending after December 15, 2009 (or the Company's fiscal 2010, the anticipated period of adoption). Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

In November 2008, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF No. 08-7"). Defensive intangible assets are assets acquired in a business combination that the acquirer (a) does not intend to use or (b) intends to use in a way other than the assets' highest and best use as determined by an evaluation of market participant assumptions. While defensive intangible assets are not being actively used, they are likely contributing to an increase in the value of other assets owned by the acquiring entity. EITF No. 08-7 will require defensive intangible assets to be accounted for as separate units of accounting at the time of acquisition and the useful life of such assets would be based on the period over which the assets will directly or indirectly affect the entity's cash flows. This Issue would be applied prospectively for defensive intangible assets acquired on or after the beginning of the Company's fiscal 2010, in order to coincide with the effective date of SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)").

In November 2008, the FASB ratified the consensus reached on EITF Issue No. 08-6, "Accounting for Equity Method Investment Considerations" ("EITF No. 08-6"). EITF No. 08-6 addresses questions about the potential effect of SFAS No. 141(R) and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160") on equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee's indefinite-lived intangible assets for impairment. The effective date of EITF No. 08-6 coincides with that of SFAS No. 141(R) and SFAS No. 160 and is to be applied on a prospective basis beginning in the Company's fiscal 2010. Early adoption is not permitted for entities that previously adopted an alternate accounting policy.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date.

In December 2007, the FASB issued SFAS No. 141(R). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the fundamental requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. SFAS No. 141(R) requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS No. 141(R) must be applied prospectively to business combinations that are consummated on or after July 1, 2009.

In December 2007, the FASB issued SFAS No. 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest and to disclose those amounts on the face of the consolidated statement of earnings. SFAS No. 160 must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented.

In December 2007, the FASB ratified the consensus reached on EITF Issue No. 07-1, "Collaborative Arrangements," ("EITF No. 07-1"). This Issue addresses accounting for collaborative arrangement activities that are conducted without the creation of a separate legal entity for the arrangement. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators pursuant to the guidance in EITF Issue No. 99-19,

"Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company's business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this Issue must be applied to collaborative arrangements in existence at the beginning of the Company's fiscal 2010 using a modified version of retrospective application. The Company is currently not a party to significant collaborative arrangement activities, as defined by EITF No. 07-1.

NOTE 3 – INVENTORY AND PROMOTIONAL MERCHANDISE

JUNE 30	2009	2008
(In millions)		
Inventory and promotional merchandise, net consists of:		
Raw materials	$188.5	$205.4
Work in process	43.8	56.8
Finished goods	375.6	494.7
Promotional merchandise	187.1	230.3
	$795.0	$987.2

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

JUNE 30	2009	2008
(In millions)		
Asset (Useful Life)		
Land	$ 14.5	$ 14.9
Buildings and improvements (10 to 40 years)	183.2	183.5
Machinery and equipment (3 to 10 years)	1,080.2	1,008.9
Furniture and fixtures (5 to 10 years)	86.1	95.6
Leasehold improvements	1,112.8	1,090.7
	2,476.8	2,393.6
Less accumulated depreciation and amortization	1,450.1	1,350.5
	$1,026.7	$1,043.1

The cost of assets related to projects in progress of $144.9 million and $129.0 million as of June 30, 2009 and 2008, respectively, is included in their respective asset categories above. Depreciation and amortization of property, plant and equipment was $240.2 million, $233.9 million and $198.1 million in fiscal 2009, 2008 and 2007, respectively. Depreciation and amortization related to the Company's manufacturing process is included in Cost of sales and all other depreciation and amortization is included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

During the fourth quarter of fiscal 2009, the Company recorded non-cash impairment charges of $8.5 million to reduce the net carrying value of certain retail store and counter assets to their estimated fair value, which was determined based on discounted expected future cash flows. Lower than expected operating cash flow performance relative to the affected assets, restructuring activities, revisions in internal forecasts and the impact of the current economic environment on their projected future results of operations indicated that the carrying value of the related long-lived assets were not recoverable. These asset impairment charges primarily related to the Company's skin care and makeup businesses in the Americas region and are included in Impairment of intangible and other long-lived assets in the accompanying consolidated statements of earnings.

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

During fiscal 2009, the Company acquired Applied Genetics Incorporated Dermatics ("AGI"), a manufacturer of cosmetics ingredients. In addition, the Company acquired businesses engaged in the wholesale distribution and retail sale of Aveda products. These activities were predominantly related to the Company's skin care and hair care businesses and resulted in increases to goodwill of $42.5 million and other intangible assets of $19.9 million as of June 30, 2009.

During fiscal 2008, the Company acquired Ojon Corporation, which markets and sells Ojon hair care and skin care products primarily through direct response television and specialty stores. In conjunction with this acquisition, the Company purchased, from an unrelated party, the exclusive rights to sell and distribute Ojon products worldwide. In addition, the Company acquired a business engaged in the wholesale distribution and retail sale of Aveda products and recorded goodwill for earn-out payments related to the acquisition of the Bobbi Brown brand. These activities resulted in an increase to goodwill of $51.9 million and other intangible assets of $85.5 million.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of its acquisition. The change in the carrying amount of goodwill is as follows:

	YEAR ENDED OR AT JUNE 30								
	2007	Additions	Impairments	Translation	2008	Additions	Impairments	Translation	**2009**
(In millions)									
Skin Care	$ 14.3	$ 5.7	$—	$2.4	$ 22.4	$42.6	$(14.3)	$(1.5)	**$ 49.2**
Makeup	245.8	5.9	—	0.7	252.4	6.1	—	(0.4)	**258.1**
Fragrance	54.5	—	—	0.4	54.9	0.1	—	(0.3)	**54.7**
Hair Care	336.7	41.3	—	1.2	379.2	26.2	—	(7.5)	**397.9**
Total	$651.3	$52.9	$—	$4.7	$708.9	$75.0	$(14.3)	$(9.7)	**$759.9**

During the third quarter of fiscal 2009, the Company concluded that the Darphin reporting unit met certain indicators triggering an interim impairment review of goodwill and trademarks. Those indicators included a decline in recent operating activities, restructuring activities, revisions in internal forecasts and an application of the Company's continued decline in market capitalization to this reporting unit. The Company performed an interim impairment test for goodwill and trademarks as of March 31, 2009 on this reporting unit. After adjusting the carrying value of the trademark (see below), the Company completed step one of the impairment test for goodwill and concluded that the fair value of the Darphin reporting unit was in excess of its carrying value including goodwill.

During the fourth quarter of fiscal 2009, the Company completed its annual goodwill impairment test and, due to a continued decline in operating results during the fourth quarter and additional revisions to internal forecasts, recorded a goodwill impairment charge related to the Darphin reporting unit of $12.5 million at the exchange rate in effect at that time, primarily in the skin care product category and in the Europe, the Middle East & Africa region. Due to the same factors, the Company recorded other goodwill impairment charges of $1.8 million, primarily in the skin care product category and in the Americas region.

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses and assets purchased by the Company. Indefinite-lived intangible assets (e.g., trademarks) are not subject to amortization and are assessed at least annually for impairment during the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 5 years to 14 years. Intangible assets related to license agreements are amortized on a straight-line basis over their useful lives based on the term of the respective agreement, currently approximately 10 years.

Other intangible assets consist of the following:

	JUNE 30, 2009			JUNE 30, 2008		
	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)						
Amortizable intangible assets:						
Customer lists and other	**$199.2**	**$115.9**	**$ 83.3**	$184.5	$102.8	$ 81.7
License agreements	**43.2**	**43.0**	**0.2**	43.2	28.1	15.1
	242.4	**158.9**	**83.5**	227.7	130.9	96.8
Non-amortizable intangible assets:						
Trademarks and other	**73.4**	**6.8**	**66.6**	99.7	4.6	95.1
Total intangible assets	**$315.8**	**$165.7**	**$150.1**	$327.4	$135.5	$191.9

The aggregate amortization expense related to amortizable intangible assets for the years ended June 30, 2009, 2008 and 2007 was $11.5 million, $14.0 million and $6.3 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

ESTIMATED EXPENSE IN FISCAL	2010	2011	2012	2013	2014
(In millions)					
Aggregate amortization expense	$9.5	$9.3	$8.9	$8.5	$6.2

As previously discussed, the Company performed an interim impairment test as of March 31, 2009 for trademarks related to the Darphin reporting unit. The Company concluded that the carrying value of the Darphin trademark exceeded its estimated fair value and, as a result, recognized an impairment charge of $12.3 million at the exchange rate in effect at that time. This charge was reflected in the skin care product category and in the Europe, the Middle East & Africa region. In addition, during the third quarter of fiscal 2009, the Company identified a license agreement intangible asset which was tested for impairment based upon a history of operating losses in excess of projections and revisions in internal forecasts. The Company determined that the intangible asset was impaired and therefore recorded an asset impairment charge of $2.3 million in the fragrance product category and in the Americas region.

During the fourth quarter of fiscal 2009, the Company identified intangible assets related to the Michael Kors license agreement, as well as distributor relationships and core ingredients technology, to test for impairment due to lower than expected operating cash flow performances and the impact of the current economic environment on their projected future operating results. The Company determined that the intangible assets were impaired and therefore recorded asset impairment charges of $14.7 million in the fragrance and skin care product categories and in the Americas region.

The Company completed its annual impairment test of indefinite-lived intangible assets during the fourth quarter of fiscal 2009. Due to the current economic environment and revised expectations regarding future net sales generated from the use of Ojon and Bumble and bumble trademarks, the Company determined that their carrying values exceeded the estimated fair value, by approximately $9.8 million, predominantly in the hair care product category and in the Americas region. Additionally, during the fourth quarter of fiscal 2009, the Company wrote-off approximately $1.2 million of trademarks, primarily in the makeup and skin care product categories and in the Americas region, which are no longer expected to generate operating cash flows.

NOTE 6 — ACQUISITION OF BUSINESSES

During fiscal 2009, the Company acquired AGI. The purchase price was paid in cash at closing. During fiscal 2008, the Company acquired Ojon Corporation. In conjunction with this acquisition, the Company purchased, from an unrelated party, the exclusive rights to sell and distribute Ojon products worldwide. The initial purchase price was funded by cash, the issuance of commercial paper and the issuance of two promissory notes, as described in Note 10. The purchase agreement also provides for an additional payment, which is expected to be made in fiscal 2013, contingent upon the attainment of certain net sales targets of Ojon products. During fiscal 2007, the Company purchased the remaining minority equity interests in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC, which have been accounted for as indefinite-lived intangible assets.

At various times during fiscal 2009, 2008 and 2007, the Company also acquired businesses engaged in the wholesale distribution and retail sale of the Company's products in the United States and other countries and made earn-out payments related to the acquisition of the Bobbi Brown brand.

The aggregate cost for these activities, which includes purchase price, earn-out payments and acquisition costs, was $68.4 million, $150.8 million, and $61.2 million in fiscal 2009, 2008 and 2007, respectively. The results of operations for each of the acquired businesses are included in the accompanying consolidated financial statements commencing with its date of original acquisition. Pro forma results of operations as if each of such businesses had been acquired as of the beginning of the year of acquisition and as of the prior-year period have not been presented, as the impact on the Company's consolidated financial results would not have been material.

NOTE 7 — CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within the organization, in February 2009, the Company announced the implementation of a multi-faceted cost savings program (the "Program") to position itself to achieve long-term profitable growth. The Company anticipates the Program will result in related restructuring and other special charges in fiscal 2009 and over the next few fiscal years totaling between $350 million and $450 million before taxes.

The Program focuses on a redesign of the Company's organizational structure in order to integrate it in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program is the reduction of the workforce by approximately 2,000 employees. Specific actions taken during fiscal 2009 included:

- Resize and Reorganize the Organization—The Company began the realignment and optimization of its organization to better leverage scale, improve productivity and reduce complexity in each region and across various functions. This included reduction of the workforce, which occurred through the consolidation of certain functions through a combination of normal attrition and job eliminations, and a rationalization of manufacturing capacity via the scheduled closure of one of the Company's manufacturing and assembly plants.

- Exit Unprofitable Operations—To improve the profitability in certain of the Company's brands and regions, the Company has selectively exited certain channels of distribution, categories and markets. In doing so, the Company incurred costs to reduce workforce, terminate contracts, write off fixed assets and discontinue certain product lines and stock-keeping units.

- Outsourcing—In order to balance the growing need for information technology support with the Company's efforts to provide the most efficient and cost effective solutions, the Company initiated the outsourcing of certain information technology processes. The Company incurred costs to eliminate certain related headcount and to transition services to an outsource provider.

For the year ended June 30, 2009, aggregate restructuring charges of $70.3 million were recorded in the accompanying consolidated statements of earnings related to the Program. These charges primarily reflected employee-related costs, asset write-offs, contract terminations and other exit costs.

The following table presents the restructuring activity as of and for the year ended June 30, 2009 under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$60.9	$ 4.2	$ 3.4	$ 1.8	$70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	$51.6	$ —	$ 2.9	$ 0.2	$54.7

Accrued restructuring charges at June 30, 2009 are expected to result in cash expenditures funded from cash provided by operations of approximately $48 million, $6 million and $1 million in fiscal 2010, 2011 and 2012, respectively.

The total amount of restructuring charges incurred plus other initiatives approved through June 30, 2009, include approximately $75 million for employee-related costs, approximately $6 million in asset write-offs and approximately $8 million of contract terminations and other exit costs.

The Company incurred other special charges in connection with the implementation of the Program for the year ended June 30, 2009 of $10.1 million related to consulting, other professional services, and accelerated depreciation. The total amount of other special charges expected to be incurred to implement these initiatives, including those incurred through June 30, 2009, is approximately $36 million. In addition to the other special charges, the Company recorded $8.1 million reflecting sales returns (less a related cost of sales of $1.2 million) and a write-off of inventory associated with exiting unprofitable operations of $8.0 million.

During the year ended June 30, 2009, the Company recorded a gain of $3.6 million related to excess accruals that were recorded as other special charges in prior years.

Total charges associated with restructuring activities included in operating income for the year ended June 30, 2009 were $91.7 million.

NOTE 8—INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2009	2008	2007
(In millions)			
Current:			
Federal	$ 19.0	$ 141.4	$ 66.6
Foreign	174.5	214.1	166.7
State and local	30.6	20.0	12.0
	224.1	375.5	245.3
Deferred:			
Federal	(84.0)	(110.9)	11.3
Foreign	(23.6)	(4.1)	(4.8)
State and local	(0.6)	(0.6)	3.4
	(108.2)	(115.6)	9.9
	$ 115.9	$ 259.9	$255.2

A reconciliation between the provision for income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes and minority interest and the actual provision for income taxes is as follows:

YEAR ENDED JUNE 30	2009	2008	2007
($ in millions)			
Provision for income taxes at statutory rate	$119.9	$260.3	$248.9
Increase (decrease) due to:			
State and local income taxes, net of Federal tax benefit	5.3	(5.9)	11.2
Effect of foreign operations	0.8	4.3	(0.5)
IRS Appeals Division tax settlement	(19.2)	—	—
AJCA incremental dividend	—	—	(5.7)
Other nondeductible expenses	9.8	3.5	3.4
Tax credits	(3.5)	(4.2)	(3.0)
Other, net	2.8	1.9	0.9
Provision for income taxes	$115.9	$259.9	$255.2
Effective tax rate	33.8%	34.9%	35.9%

The $19.2 million benefit recognized in fiscal 2009, net of tax, resulted from reaching a formal settlement with the Appeals Division of the IRS concerning disputed U.S. foreign tax credit determinations.

The state and local tax benefit of $5.9 million in fiscal 2008 included the favorable resolution of several state and local income tax examinations as well as statute lapses.

Federal income and foreign withholding taxes have not been provided on approximately $975 million of undistributed earnings of international subsidiaries at June 30, 2009. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2008 and 2007, the Company had not provided federal income and foreign withholding taxes on approximately $813 million and $539 million, respectively, of undistributed earnings of international subsidiaries. The determination and estimation of the future income tax consequences in all relevant taxing jurisdictions involves the application of highly complex tax laws in the countries involved, particularly in the United States, and is based on the tax profile of the Company in the year of earnings repatriation. Accordingly, it is not practicable to determine the amount of tax associated with such undistributed earnings.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2009 and 2008 were as follows:

(In millions)	2009	2008
Deferred tax assets:		
Compensation related expenses	$ 84.0	$ 80.9
Inventory obsolescence and other inventory related reserves	59.5	61.5
Retirement benefit obligations	88.1	41.9
Various accruals not currently deductible	131.3	111.6
Net operating loss, credit and other carryforwards	27.1	11.0
Unrecognized state tax benefits and accrued interest	45.8	41.0
Other differences between tax and financial statement values	74.7	53.9
	510.5	401.8
Valuation allowance for deferred tax assets	(23.5)	(7.2)
Total deferred tax assets	487.0	394.6
Deferred tax liabilities:		
Depreciation and amortization	(127.8)	(150.4)
Other differences between tax and financial statement values	(0.5)	(4.3)
Total deferred tax liabilities	(128.3)	(154.7)
Total net deferred tax assets	$ 358.7	$ 239.9

As of June 30, 2009 and 2008, the Company had current net deferred tax assets of $202.7 million and $184.6 million, respectively, which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax assets of $156.0 million and $55.3 million as of June 30, 2009 and 2008, respectively, which are included in Other assets in the accompanying consolidated balance sheets.

As of June 30, 2009 and 2008, certain subsidiaries had net operating loss and other carryforwards for tax purposes of approximately $96 million and $40 million, respectively. With the exception of $77.4 million of net operating loss and other carryforwards with an indefinite carryforward period as of June 30, 2009, these carryforwards expire at various dates through fiscal 2029. Deferred tax assets, net of valuation allowances, in the amount of $4.2 million and $4.5 million as of June 30, 2009 and 2008, respectively, have been recorded to reflect the tax benefits of the carryforwards not utilized to date.

A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized.

Earnings before income taxes and minority interest include amounts contributed by the Company's international operations of approximately $674 million, $905 million and $696 million for fiscal 2009, 2008 and 2007, respectively. A portion of these earnings are taxed in the United States.

As of June 30, 2009 and June 30, 2008, the Company had gross unrecognized tax benefits of $259.1 million and $199.0 million, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $133.4 million. The total gross accrued interest and penalties during the fiscal years ended June 30, 2009 and June 30, 2008 in the accompanying consolidated statements of earnings were $17.2 million and $12.0 million, respectively. The total gross accrued interest and penalties in the accompanying consolidated balance sheets at June 30, 2009 and June 30, 2008 were $67.9 million and $54.0 million, respectively. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

JUNE 30, 2009 (In millions)	
Balance of gross unrecognized tax benefits as of July 1, 2008	$199.0
Gross amounts of increases as a result of tax positions taken during a prior period	75.1
Gross amounts of decreases as a result of tax positions taken during a prior period	(22.0)
Gross amounts of increases as a result of tax positions taken during the current period	14.8
Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(5.6)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations	(2.2)
Balance of gross unrecognized tax benefits as of June 30, 2009	$259.1

Included in the balance of gross unrecognized tax benefits at June 30, 2009 are $72.6 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited and examined in these jurisdictions. The Company provides tax reserves for U.S. federal, state, local and international unrecognized tax benefits for periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized. Although the outcome related to these exposures is uncertain, in management's opinion, adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involve significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's results of operations.

The Company is currently undergoing a U.S. federal income tax audit as well as examinations and controversies in several state, local and international jurisdictions. These matters are in various stages of completion and involve complex multi-jurisdictional issues common among multinational enterprises, including transfer pricing, that may require an extended period of time for resolution. During the fourth quarter of fiscal 2008, the IRS completed the examination phase of fiscal years 2002 through 2005. During fiscal 2008, the Company presented disputed computations concerning U.S. foreign tax credit determinations to the Appeals Division of the IRS and a claim was entered pursuant to an administrative process of the tax treaty between the U.S. and Belgium (commonly referred to as the "Competent Authority" process). During the fourth quarter of fiscal 2009, the Company reached a formal settlement with the Appeals Division. As a result of the settlement, the Company has recognized a tax and interest benefit of $19.2 million, net of tax. This benefit favorably impacted the Company's fiscal 2009 effective tax rate but had no impact on the amount of unrecognized tax benefits or related interest. A resolution of remaining computations in dispute is subject to the outcome of the Company's pending Competent Authority claim.

Notwithstanding the Company's pending Competent Authority claim, the Company reached a tentative agreement with the IRS concerning the examination adjustments proposed for fiscal years 2002 through 2005 in the fourth quarter of fiscal 2008. Also in the fourth quarter of fiscal 2008, the Company made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit in anticipation of a formal resolution to the tentatively agreed-to adjustments. Although the advance deposit limits the accrual of additional interest that would be due to the U.S. Treasury, there is no impact on the amount of unrecognized tax benefits until a final agreement is reached. Separately, during the third quarter of fiscal 2009, the IRS commenced an examination of fiscal years 2006 through 2008.

The Company had been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for the fiscal years 1999 through 2002. As a result, the subsidiary was reassessed corporate income tax of $2.9 million for this period, at current exchange rates. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005, the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal ("TEAR"). In view of the TEAR's silence, during fiscal 2007 the claim was presumed to be dismissed and an appeal was filed against it with the Central Economic-Administrative Tribunal ("TEAC"). During the fourth quarter of fiscal 2008, the TEAC dismissed the claim and, on June 10, 2008, the Company filed an appeal for judicial review with the National Appellate Court. During fiscal 2009, the Company completed the appeal proceedings with the National Appellate Court and awaits the court's decision. While no assurance can be given as to the outcome in respect of this assessment and pending appeal in the Spanish courts, management believes it is more-likely-than-not that the subsidiary will be successful in its defense against the assessment and continues to measure the full amount of the tax benefit. Accordingly, no tax reserve has been established for this potential exposure.

During fiscal 2009, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, remained pending. On the basis of the information available in this regard as of June 30, 2009, it is reasonably possible that the total amount of unrecognized tax benefits could decrease in a range of $30 million to $60 million within 12 months as a result of projected resolutions of global tax examinations and controversies and a potential lapse of the applicable statutes of limitations.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2009, the following tax years remain subject to examination by the major tax jurisdictions indicated:

Major Jurisdiction	Open Fiscal Years
Belgium	2005–2009
Canada	2001–2009
France	2006–2009
Germany	1999–2009
Japan	2006–2009
Korea	2004–2009
Spain	1999–2002, 2005–2009
Switzerland	2006–2009
United Kingdom	2008–2009
United States	2002–2009
State of California	2002–2009
State of Minnesota	2001–2009
State of New York	2007–2009

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

NOTE 9 – OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	**2009**	2008
(In millions)		
Advertising, merchandising and sampling	**$ 321.1**	$ 356.9
Employee compensation	**280.8**	303.7
Payroll and other taxes	**94.8**	68.9
Restructuring	**48.2**	0.4
Other	**317.5**	337.7
	$1,062.4	$1,067.6

NOTE 10 – DEBT

The Company's short-term and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30 – Committed		Available financing at June 30 – Uncommitted	
	2009	2008	**2009**	2008	**2009**	2008
($ in millions)						
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")	**$ 296.3**	$ 296.2	**$ —**	$ —	**$ —**	$ —
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")	**197.5**	197.5	**—**	—	**—**	—
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")	**324.1**	310.4	**—**	—	**—**	—
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")	**299.8**	—	**—**	—	**—**	—
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")	**244.2**	242.0	**—**	—	**—**	—
$13.5 million promissory note due August 31, 2012	**15.2**	15.7	**—**	—	**—**	—
$7.0 million promissory note due July 31, 2009	**7.7**	7.4	**—**	—	**—**	—
Commercial paper	**—**	83.9	**—**	—	**750.0**	666.1
Turkish lira overdraft borrowing facility	**12.5**	13.1	**—**	—	**7.1**	3.2
Loan participation notes	**—**	—	**—**	—	**150.0**	150.0
March 2010 Japanese yen revolving credit facility	**—**	—	**15.7**	—	**—**	—
March 2012 Japanese yen revolving credit facility	**—**	—	**15.7**	—	**—**	—
Other long-term borrowings	**10.5**	9.0	**—**	—	**—**	—
Other short-term borrowings	**13.6**	21.7	**—**	28.5	**178.0**	178.2
Revolving credit facility	**—**	—	**750.0**	750.0	**—**	—
	1,421.4	1,196.9	**$781.4**	$778.5	**$1,085.1**	$997.5
Less short-term debt including current maturities	**(33.8)**	(118.7)				
	$1,387.6	$1,078.2				

As of June 30, 2009, the Company had outstanding $296.3 million of 2037 Senior Notes consisting of $300.0 million principal and unamortized debt discount of $3.7 million. The 2037 Senior Notes, when issued in May 2007, were priced at 98.722% with a yield of 6.093%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210.0 million at a weighted average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in other comprehensive income of $0.9 million that will be amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

As of June 30, 2009, the Company had outstanding $197.5 million of 2033 Senior Notes consisting of $200.0 million principal and unamortized debt discount of $2.5 million. The 2033 Senior Notes, when issued in September 2003, were priced at 98.645% with a yield of 5.846%. Interest payments are required to be made semi-annually on April 15 and October 15. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

As of June 30, 2009, the Company had outstanding $324.1 million of 2017 Senior Notes consisting of $300.0 million principal, an unamortized debt discount of $0.4 million, and a $24.5 million adjustment to reflect the fair value of outstanding interest rate swaps. The 2017 Senior Notes, when issued in May 2007, were priced at 99.845% with a yield of 5.570%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, the Company entered into interest rate swap agreements with a notional amount totaling $250.0 million to effectively convert the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates based on six-month LIBOR.

As of June 30, 2009, the Company had outstanding $299.8 million of 2013 Senior Notes consisting of $300.0 million principal and an unamortized debt discount of $0.2 million. The 2013 Senior Notes, when issued in November 2008, were priced at 99.932% with a yield of 7.767%. Interest payments are required to be made semi-annually on May 1 and November 1.

As of June 30, 2009, the Company had outstanding $244.2 million of 2012 Senior Notes consisting of $250.0 million principal, an unamortized debt discount of $0.3 million, and a $5.5 million adjustment to reflect the remaining termination value of an interest rate swap. The 2012 Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 2012 Senior Notes to variable interest rates based on six-month LIBOR. In April 2007, the Company terminated this interest rate swap. The instrument, which was classified as a liability, had a fair value of $11.1 million at cash settlement, which included $0.9 million of accrued interest payable to the counterparty. Hedge accounting treatment was discontinued prospectively and the offsetting adjustment to the carrying amount of the related debt will be amortized to interest expense over the remaining life of the debt.

The purchase price related to the July 2007 acquisition of Ojon Corporation included (i) a promissory note due July 31, 2009 with a notional value of $7.0 million and capitalized interest of $0.7 million (present value of $7.7 million at June 30, 2009), bearing interest at 10.00% due at maturity and (ii) a promissory note due August 31, 2012 with a notional amount of $13.5 million and unamortized premium of $1.7 million (present value of $15.2 million at June 30, 2009), bearing interest at 10.00% payable annually on July 31. These notes were recorded in the accompanying consolidated balance sheet at present value using effective rates of 5.11% and 5.42%, respectively.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. The Company's commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. The Company's long-term credit ratings are A with a negative outlook by Standard & Poor's and A2 with a stable outlook by Moody's. At June 30, 2009, there was no commercial paper outstanding.

As of June 30, 2009, the Company had an overdraft borrowing agreement with a financial institution pursuant to which its subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 30.0 million Turkish lira ($19.6 million at the exchange rate at June 30, 2009). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by the Company at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2009 ($12.5 million at the exchange rate at June 30, 2009) is classified as short-term debt on the Company's consolidated balance sheet.

As of June 30, 2009, the Company had a fixed rate promissory note agreement with a financial institution pursuant to which the Company may borrow up to $150.0 million in the form of loan participation notes through one of its subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2009, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

As of June 30, 2009, the Company had a 1.5 billion Japanese yen ($15.7 million at the exchange rate at June 30, 2009) revolving credit facility that expires on March 31, 2010 and a 1.5 billion Japanese yen ($15.7 million at the exchange rate at June 30, 2009) revolving credit facility that expires on March 31, 2012. The interest rates on borrowings under these credit facilities are based on TIBOR (Tokyo Interbank Offered Rate) plus .45% and .75%, respectively and the facility fees incurred on undrawn balances are 15 basis points and 25 basis points, respectively. At June 30, 2009, no borrowings were outstanding under these facilities.

The Company has an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for the Company's commercial paper program, to repurchase shares of its common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. The Company incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on the Company's current credit ratings. This facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $50.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. As of June 30, 2009, the Company was in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens. The financial covenant of this facility requires an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. There are no other conditions where the lender's commitments may be withdrawn, other than certain events of default, as defined in the facility, which are customary for facilities of this type.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2009 and 2008, the monthly average amount outstanding was approximately $28.2 million and $17.4 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 13.4% and 5.76%, respectively.

Refer to Note 14 for the Company's projected debt service payments over the next five fiscal years.

NOTE 11 — DERIVATIVE FINANCIAL INSTRUMENTS

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company primarily enters into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company also enters into foreign currency forward and option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. The Company does not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to the Company's consolidated financial results.

For each derivative contract entered into where the Company looks to obtain special hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheet as of June 30, 2009 are presented as follows:

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value[(1)]	Balance Sheet Location	Fair Value[(1)]
(In millions)				
Derivatives Designated as Hedging Instruments:				
Foreign currency forward contracts	Prepaid expenses and other current assets	$13.9	Other accrued liabilities	$(24.9)
Interest rate swap contracts	Other assets	24.5	Not applicable	—
Total Derivatives Designated as Hedging Instruments		38.4		(24.9)
Derivatives Not Designated as Hedging Instruments:				
Foreign currency forward contracts	Prepaid expenses and other current assets	2.8	Other accrued liabilities	(1.3)
Total Derivatives		$41.2		$(26.2)

(1) See Note 12—Fair Value Measurements for further information about how the fair value of derivative assets and liabilities are determined.

The amounts of the gains and losses related to the Company's derivative financial instruments designated as hedging instruments for the year ended June 30, 2009 are presented as follows:

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)[(1)]	Location of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)[(1)(2)]
(In millions)			
Derivatives in Cash Flow Hedging Relationships:			
Foreign currency forward contracts	$16.5	Cost of sales	$ 6.8
		Selling, general and administrative	19.3
Total derivatives	$16.5		$26.1

(1) See Note 18—Accumulated Other Comprehensive Income (Loss) for additional information on changes to other accumulated comprehensive income (loss).

(2) The amount of gain (loss) recognized in earnings related to the amount excluded from effectiveness testing was $1.4 million for the fiscal year ended June 30, 2009. There was no gain (loss) recognized in earnings related to the ineffective portion of the hedging relationships for the fiscal year ended June 30, 2009.

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives[(1)]
(In millions)		
Derivatives in Fair Value Hedging Relationships:		
Interest rate swap contracts	Interest expense, net	$13.6

(1) Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

The amounts of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments for the year ended June 30, 2009 are presented as follows:

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
(In millions)		
Derivatives Not Designated as Hedging Instruments:		
Foreign currency forward contracts	Selling, general and administrative	$(0.7)

Foreign Currency Cash-Flow Hedges

The Company enters into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. The Company also enters into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of June 2010. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2009, the Company's foreign currency cash-flow hedges were highly effective, in all material respects. The estimated net gain (loss) as of June 30, 2009 that is expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is $10.4 million.

At June 30, 2009, the Company had foreign currency forward contracts in the amount of $1,260.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($239.1 million), Euro ($212.5 million), Swiss franc ($206.8 million), Canadian dollar ($168.0 million), Hong Kong dollar ($79.4 million), Japanese yen ($76.0 million) and Australian dollar ($69.6 million).

At June 30, 2008, the Company had foreign currency forward and option contracts in the amount of $1,229.0 million and $64.9 million, respectively. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Euro ($221.6 million), British pound ($220.7 million), Swiss franc ($206.5 million), Canadian dollar ($130.0 million), Australian dollar ($91.8 million), Russian ruble ($71.9 million) and Japanese yen ($64.4 million). The foreign currencies included in the foreign currency option contracts (notional value stated in U.S. dollars) are principally the Canadian dollar ($36.8 million) and the South Korean won ($23.1 million).

Fair Value Hedges

The Company enters into interest rate derivative contracts to manage its exposure to interest rate fluctuations on its funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. The Company has interest rate swap agreements, with a notional amount totaling $250.0 million, to effectively convert the fixed rate interest on its 2017 Senior Notes to variable interest rates based on six-month LIBOR. These interest rate swap agreements are designated as fair value hedges of the related long-term debt and the changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt. As of June 30, 2009, these fair-value hedges were highly effective in all material respects. Information regarding the Company's interest rate swap agreements is presented in the following table:

	YEAR ENDED OR AT JUNE 30, 2009			YEAR ENDED OR AT JUNE 30, 2008		
	Notional	Weighted Average		Notional	Weighted Average	
	Amount	Pay Rate	Receive Rate	Amount	Pay Rate	Receive Rate
($ in millions)						
Interest rate swaps on 2017 Senior Notes	**$250.0**	**1.75%**	**5.55%**	$250.0	3.17%	5.55%

Credit Risk

As a matter of policy, the Company only enters into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $41.2 million at June 30, 2009, of which 42% and 37% were attributable to two counterparties. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to management.

Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of the Company's derivative financial instruments contain credit-risk-related contingent features. As of June 30, 2009, the Company was in compliance with such features and there were no derivative financial instruments with credit-risk-related contingent features that were in a net liability position.

NOTE 12 — FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

(In millions)	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Foreign currency forward contracts	$ —	$16.7	$—	$16.7
Interest rate swap contracts	—	24.5	—	24.5
Available-for-sale securities	5.5	—	—	5.5
Total	$5.5	$41.2	$—	$46.7
Liabilities:				
Foreign currency forward contracts	$ —	$26.2	$—	$26.2

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company's other classes of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents — The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Available-For-Sale Securities — Available-for-sale securities are generally comprised of mutual funds and are valued using quoted market prices on an active exchange. Available-for-sale securities are included in investments in the accompanying consolidated balance sheets.

Foreign Currency Forward and Option Contracts — The fair values of the Company's foreign currency forward and option contracts were valued using pricing models, with all significant inputs derived from or corroborated by observable market data such as yield curves, currency spot and forward rates and currency volatilities.

Interest Rate Swap Contracts — The fair values of the Company's outstanding interest rate swap contracts were determined based on non-binding offers from the counterparties that are corroborated by observable market data.

Short-term and long-term debt — The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2009		JUNE 30, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	$ 864.5	$ 864.5	$ 401.7	$ 401.7
Available-for-sale securities	5.5	5.5	15.8	15.8
Short-term and long-term debt	1,421.4	1,425.0	1,196.9	1,159.9
Derivatives				
Foreign currency forward contracts—asset (liability)	(9.5)	(9.5)	(2.0)	(2.0)
Foreign currency option contracts—asset (liability)	—	—	3.5	3.5
Interest rate swap contracts—asset (liability)	24.5	24.5	10.8	10.8

NOTE 13—PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers. As of June 30, 2007, the Company prospectively adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 106, and 132(R)," which requires employers to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income (loss) to report the funded status of its benefit plans. The adoption resulted in a net adjustment of $57.3 million (after tax) to reduce accumulated other comprehensive income.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of an annual contribution at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains International Pension Plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below. Fiscal 2008 plan data reflects a plan amendment designed to provide certain employees of a particular affiliate an opportunity to participate in a defined benefit pension plan with enhanced benefits as compared with their current defined contribution plan. In addition, fiscal 2008 plan data reflects the growth and relative significance of certain other defined benefit plans.

Post-retirement Benefits

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

Plan Summaries

The significant components of the above mentioned plans as of and for the years ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
(In millions)	**2009**	2008	**2009**	2008	**2009**	2008
Change in benefit obligation:						
Benefit obligation at beginning of year	**$432.6**	$440.5	**$404.4**	$294.8	**$ 110.4**	$ 105.3
Service cost	**20.9**	19.7	**16.3**	17.1	**3.6**	3.8
Interest cost	**28.1**	26.2	**18.1**	15.1	**7.6**	6.2
Plan participant contributions	**—**	—	**2.4**	1.9	**0.6**	0.4
Actuarial loss (gain)	**17.3**	(13.1)	**1.4**	(13.2)	**7.2**	(2.0)
Foreign currency exchange rate impact	**—**	—	**(43.9)**	26.3	**(1.6)**	0.6
Benefits, expenses, taxes and premiums paid	**(29.3)**	(42.8)	**(19.9)**	(19.8)	**(5.0)**	(3.9)
Plan amendments	**—**	2.1	**0.8**	31.9	**—**	—
Special termination benefits	**—**	—	**2.4**	1.2	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**1.2**	51.8	**—**	—
Settlements and curtailments	**—**	—	**(3.9)**	(2.7)	**—**	—
Benefit obligation at end of year	**$469.6**	$432.6	**$379.3**	$404.4	**$ 122.8**	$ 110.4
Change in plan assets:						
Fair value of plan assets at beginning of year	**$420.0**	$430.5	**$345.7**	$281.8	**$ —**	$ —
Actual return on plan assets	**(29.3)**	(0.4)	**(31.2)**	(18.9)	**—**	—
Foreign currency exchange rate impact	**—**	—	**(37.1)**	20.6	**—**	—
Employer contributions	**25.1**	32.7	**41.8**	35.3	**4.4**	3.5
Plan participant contributions	**—**	—	**2.4**	1.9	**0.6**	0.4
Settlements and curtailments	**—**	—	**(3.9)**	(2.7)	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**1.2**	47.5	**—**	—
Benefits, expenses, taxes and premiums paid from plan assets	**(29.3)**	(42.8)	**(19.9)**	(19.8)	**(5.0)**	(3.9)
Fair value of plan assets at end of year	**$386.5**	$420.0	**$299.0**	$345.7	**$ —**	$ —
Funded status	**$ (83.1)**	$ (12.6)	**$ (80.3)**	$ (58.7)	**$(122.8)**	$(110.4)
Amounts recognized in the Balance Sheet consist of:						
Other assets	**$ 2.2**	$ 71.9	**$ 6.6**	$ 23.7	**$ —**	$ —
Other accrued liabilities	**(7.6)**	(6.3)	**(4.8)**	(4.6)	**(4.6)**	(3.6)
Other noncurrent liabilities	**(77.7)**	(78.2)	**(82.1)**	(77.8)	**(118.2)**	(106.8)
Funded status	**(83.1)**	(12.6)	**(80.3)**	(58.7)	**(122.8)**	(110.4)
Accumulated other comprehensive loss	**149.7**	72.1	**120.4**	81.6	**15.0**	8.0
Net amount recognized	**$ 66.6**	$ 59.5	**$ 40.1**	$ 22.9	**$(107.8)**	$(102.4)

($ in millions)	Pension Plans: U.S. 2009	U.S. 2008	U.S. 2007	International 2009	International 2008	International 2007	Other than Pension Plans: Post-retirement 2009	Post-retirement 2008	Post-retirement 2007
Components of net periodic benefit cost:									
Service cost, net	**$ 20.9**	$ 19.7	$ 18.4	**$ 16.3**	$ 17.1	$ 16.2	**$ 3.6**	$ 3.8	$ 4.1
Interest cost	**28.1**	26.2	25.0	**18.1**	15.1	12.8	**7.6**	6.2	5.9
Expected return on assets	**(33.4)**	(31.7)	(28.7)	**(18.8)**	(15.3)	(13.8)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	—	—	**0.1**	0.1	0.1	**—**	—	—
Prior service cost	**0.7**	0.7	0.6	**2.3**	0.3	0.3	**—**	—	—
Actuarial loss (gain)	**1.7**	1.7	1.7	**0.6**	5.9	7.8	**0.5**	0.1	0.2
Settlements and curtailments	**—**	—	—	**1.3**	0.7	0.5	**—**	—	—
Acquisitions, divestitures, adjustments	**—**	—	—	**—**	—	(1.7)	**—**	—	—
Special termination benefits	**—**	—	—	**2.4**	1.2	1.6	**—**	—	—
Net periodic benefit cost	**$ 18.0**	$ 16.6	$ 17.0	**$ 22.3**	$ 25.1	$ 23.8	**$11.7**	$10.1	$10.2
Weighted-average assumptions used to determine benefit obligations at June 30:									
Discount rate	**6.50%**	6.75%	6.25%	**1.75–8.75%**	2.00–9.00%	2.25–6.25%	**6.50–9.00%**	6.25–6.75%	5.50–6.25%
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	3.00–9.50%	**1.75–5.50%**	1.75–6.00%	1.75–5.00%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ending June 30:									
Discount rate	**6.75%**	6.25%	6.25%	**2.00–9.00%**	2.25–8.25%	2.25–6.25%	**6.25–8.75%**	5.50–6.25%	5.75–6.25%
Expected return on assets	**7.75%**	7.75%	7.75%	**3.25–9.00%**	3.00–8.25%	2.75–7.25%	**N/A**	N/A	N/A
Rate of compensation increase	**4.00–12.00%**	3.00–9.50%	3.00–9.50%	**1.75–6.00%**	1.75–6.00%	1.75–5.00%	**N/A**	N/A	N/A

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The discount rate for the Company's U.S. Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company believes the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of its U.S. Plans. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 7.96% while the weighted-average ultimate trend rate of 4.99% is expected to be reached in approximately 8 years. A one-percentage-point change in assumed health care cost trend rates for fiscal 2009 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$1.2	$(1.1)
Effect on post-retirement benefit obligations	$8.8	$(8.4)

Amounts recognized in accumulated other comprehensive (income) loss (before tax) as of June 30, 2009 are as follows:

	Pension Plans		Other than Pension Plans	
	U.S.	International	Post-retirement	Total
(In millions)				
Net actuarial (gains) losses, beginning of year	$ 65.5	$ 48.4	$ 8.1	$122.0
Actuarial (gains) losses recognized	80.0	51.3	7.2	138.5
Amortization of amounts included in net periodic benefit cost	(1.7)	(1.9)	(0.5)	(4.1)
Translation adjustments	—	(3.6)	0.3	(3.3)
Net actuarial (gains) losses, end of year	143.8	94.2	15.1	253.1
Net prior service cost (credit), beginning of year	6.6	33.3	(0.1)	39.8
Prior service cost (credit) recognized	—	0.7	—	0.7
Amortization of amounts included in net periodic benefit cost	(0.7)	(2.3)	—	(3.0)
Translation adjustments	—	(5.4)	—	(5.4)
Net prior service cost (credit), end of year	5.9	26.3	(0.1)	32.1
Net transition obligation (asset), beginning of year	—	(0.1)	—	(0.1)
Amortization of amounts included in net periodic benefit cost	—	—	—	—
Net transition obligation (asset), end of year	—	(0.1)	—	(0.1)
Total amounts recognized in accumulated other comprehensive (income) loss	$149.7	$120.4	$15.0	$285.1

Amounts in accumulated other comprehensive (income) loss expected to be amortized as components of net periodic benefit cost during fiscal 2010 are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Prior service cost	$0.7	$2.4	$ —
Net actuarial loss	$4.1	$1.8	$0.6

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2009	2008	**2009**	2008	**2009**	2008
(In millions)						
Projected benefit obligation	**$384.3**	$348.1	**$85.3**	$84.5	**$379.3**	$404.4
Accumulated benefit obligation	**$334.6**	$299.1	**$69.4**	$65.7	**$331.7**	$353.0
Fair value of plan assets	**$386.5**	$420.0	**$ —**	$ —	**$299.0**	$345.7

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $269.6 million and $298.6 million and aggregate fair value of plan assets of $182.6 million and $216.2 million at June 30, 2009 and 2008, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $104.9 million and $95.2 million and aggregate fair value of plan assets of $44.3 million and $41.4 million at June 30, 2009 and 2008, respectively.

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Expected Cash Flows:			
Expected employer contributions for year ending June 30, 2010	$ —	$ 31.9	N/A
Expected benefit payments for year ending June 30,			
2010	38.0	21.3	$ 5.2
2011	41.4	16.9	5.9
2012	40.1	19.9	6.6
2013	33.0	19.2	7.3
2014	33.5	18.0	8.0
Years 2015–2019	168.5	111.6	52.3
Plan Assets:			
Target asset allocation at June 30, 2009			
Equity	42%	21%	N/A
Debt securities	34%	50%	N/A
Other	24%	29%	N/A
	100%	100%	N/A
Actual asset allocation at June 30, 2009			
Equity	32%	19%	N/A
Debt securities	51%	59%	N/A
Other	17%	22%	N/A
	100%	100%	N/A
Actual asset allocation at June 30, 2008			
Equity	40%	45%	N/A
Debt securities	42%	38%	N/A
Other	18%	17%	N/A
	100%	100%	N/A

The target asset allocation policy was set to maximize returns with consideration to the long-term nature of the obligations and maintaining a lower level of overall volatility through the allocation to fixed income. During the year, the asset allocation is reviewed for adherence to the target policy and is rebalanced periodically towards the target weights.

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were approximately $20.5 million, $18.7 million and $13.7 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $66.4 million and $67.9 million as of June 30, 2009 and 2008. The expense for fiscal 2009, 2008 and 2007 was $5.4 million, $9.2 million and $8.5 million, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2009:

		Payments Due in Fiscal					
	Total	2010	2011	2012	2013	2014	Thereafter
(In millions)							
Debt service[1]	$2,402.7	$ 110.9	$ 83.9	$327.9	$ 74.5	$347.7	$1,457.8
Operating lease commitments[2]	1,274.2	202.0	182.1	154.8	135.7	122.3	477.3
Unconditional purchase obligations[3]	1,659.9	831.9	234.4	173.1	162.1	56.0	202.4
Gross unrecognized tax benefits and interest—current[4]	78.5	78.5	—	—	—	—	—
Total contractual obligations	$5,415.3	$1,223.3	$500.4	$655.8	$372.3	$526.0	$2,137.5

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $76.5 million in fiscal 2010, $75.6 million in each of fiscal 2011 and fiscal 2012, $60.7 million in fiscal 2013, $47.6 million in fiscal 2014 and $657.6 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2009. Refer to Note 10.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable. Such amounts have not been material to total rent expense. Total rental expense included in the accompanying consolidated statements of earnings was $250.6 million in fiscal 2009, $230.8 million in fiscal 2008 and $201.6 million in fiscal 2007.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements and obligations related to the Company's cost savings initiatives. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2009, without consideration for potential renewal periods.

(4) Refer to Note 8 for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2008, the Company made a cash payment of $35.0 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $78.5 million. As of June 30, 2009, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties was $248.5 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations or financial condition. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings.

In 1999, the Office of the Attorney General of the State of New York (the "State") notified the Company and ten other entities that they had been identified as potentially responsible parties ("PRPs") with respect to the Blydenburgh landfill in Islip, New York. Each PRP may be jointly and severally liable for the costs of investigation and cleanup, which the State estimated in 2006 to be approximately $19.7 million for all PRPs. In 2001, the State sued other PRPs (including Hickey's Carting, Inc., Dennis C. Hickey and Maria Hickey, collectively the "Hickey Parties"), in the U.S. District Court for the Eastern District of New York to recover such costs in connection with the site, and in September 2002, the Hickey Parties brought contribution actions against the Company and other Blydenburgh PRPs. These contribution actions seek to recover, among other things, any damages for which the Hickey Parties are found liable in the State's lawsuit against them, and related costs and expenses, including attorneys' fees. In June 2004, the State added the Company and other PRPs as defendants in its pending case against the Hickey Parties. In April 2006, the Company and other defendants added numerous other parties to the case as third-party defendants. Settlement negotiations with the new third-party defendants, the State, the Company and other defendants began in July 2006 and have resulted in a proposed consent decree to resolve the case. The consent decree requires court approval, which the parties are seeking. The Company has accrued an amount which it believes would be necessary to resolve its share of this matter. If the settlement is not successfully completed, the Company intends to vigorously defend the pending claims. While no assurance can be given as to the ultimate outcome, management believes that the resolution of the Blydenburgh matters will not have a material adverse effect on the Company's consolidated financial condition.

NOTE 15 – COMMON STOCK

As of June 30, 2009, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

	Class A	Class B
(Shares in thousands)		
Balance at June 30, 2006	126,455.1	85,305.9
Acquisition of treasury stock	(22,477.6)	—
Conversion of Class B to Class A	3,501.1	(3,501.1)
Stock-based compensation	5,044.8	—
Balance at June 30, 2007	112,523.4	81,804.8
Acquisition of treasury stock	(3,106.3)	—
Conversion of Class B to Class A	3,737.5	(3,737.5)
Stock-based compensation	3,685.2	—
Balance at June 30, 2008	116,839.8	78,067.3
Acquisition of treasury stock	(1,401.2)	—
Stock-based compensation	3,188.3	—
Balance at June 30, 2009	118,626.9	78,067.3

The Company is authorized by the Board of Directors to repurchase up to 88.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of June 30, 2009, the cumulative total of acquired shares pursuant to the authorization was 65.3 million, reducing the remaining authorized share repurchase balance to 22.7 million.

Accelerated Share Repurchase Program

In March 2007, the Company repurchased approximately 15,960,800 shares of its outstanding Class A Common Stock for $750.0 million through an accelerated share repurchase program with a financial counterparty. These shares were accounted for as treasury stock, carried at cost, and reflected as a reduction to stockholders' equity. In August 2007, the financial counterparty informed the Company that it had completed its obligations under the agreement. The per-share price paid by the Company at inception of the program exceeded the final volume weighted average price per share, as defined by the contract. Accordingly, the Company received 97,417 shares of its Class A Common Stock from the financial counterparty as a price adjustment and final settlement, which was recorded as treasury stock and additional paid-in capital in the fiscal 2008 consolidated balance sheet.

NOTE 16 – STOCK PROGRAMS

As of June 30, 2009, the Company has two active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 24,720,200 shares of Class A Common Stock, which consist of shares originally provided for and shares transferred to the Plans from other inactive plans and employment agreements, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2009, approximately 5,353,100 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's equity compensation awards outstanding at June 30, 2009 include stock options, performance share units ("PSU"), restricted stock units ("RSU") and share units.

Total net stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of, stock options, PSUs, RSUs and share units. Compensation expense attributable to net stock-based compensation for fiscal 2009, 2008 and 2007 was $51.5 million ($34.3 million after tax), $47.2 million ($31.2 million after tax) and $43.2 million ($28.3 million after tax), respectively. As of June 30, 2009, the total unrecognized compensation cost related to nonvested stock-based awards was $35.4 million and the related weighted-average period over which it is expected to be recognized is approximately 1.8 years.

Stock Options

A summary of the Company's stock option programs as of June 30, 2009 and changes during the fiscal year then ended, is presented below:

	Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value[1] (in millions)	Weighted-Average Contractual Life Remaining in Years
(Shares in thousands)				
Outstanding at June 30, 2008	20,307.2	$42.53		
Granted at fair value	1,793.4	52.30		
Exercised	(2,630.6)	41.67		
Expired	(505.4)	45.12		
Forfeited	(49.9)	43.76		
Outstanding at June 30, 2009	18,914.7	43.50	$1.9	3.8
Exercisable at June 30, 2009	15,647.0	42.70	$1.9	2.8

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The per-share weighted-average grant date fair value of stock options granted during fiscal 2009, 2008 and 2007 was $17.30, $14.36 and $13.69, respectively. The total intrinsic value of stock options exercised during fiscal 2009, 2008 and 2007 was $24.7 million, $33.2 million and $72.3 million, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	2009	2008	2007
Weighted-average expected stock-price volatility	28%	25%	24%
Weighted-average expected option life	8 years	8 years	8 years
Average risk-free interest rate	3.4%	4.5%	4.7%
Average dividend yield	1.2%	1.2%	1.2%

Performance Share Units

During fiscal 2009, the Company granted 131,000 PSUs, which will be settled in stock subject to the achievement of the Company's net sales and net earnings per share goals for the three years ending June 30, 2011. Settlement will be made pursuant to a range of opportunities relative to the net sales and diluted net earnings per common share targets of the Company and, as such, the compensation cost of the PSU is subject to adjustment based upon the attainability of these target goals. No settlement will occur for results below the applicable minimum threshold and additional shares shall be issued if performance exceeds the targeted performance goals. PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. Approximately 27,000 shares of the Company's Class A Common Stock are anticipated to be issued, relative to the target goals set at the time of issuance, in settlement of the 96,100 PSUs that vested as of June 30, 2009. These awards will be settled in the first quarter of fiscal 2010, subject to the approval of the Stock Plan Subcommittee of the Company's Board of Directors. In September 2008, 78,400 shares of the Company's Class A Common Stock were issued and related accrued dividends were paid, relative to the target goals set at the time of issuance, in settlement of 96,600 PSUs which vested as of June 30, 2008.

The following is a summary of the status of the Company's PSUs as of June 30, 2009 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2008	189.3	$41.05
Granted	131.0	52.83
Vested	(96.1)	39.56
Forfeited	–	–
Nonvested at June 30, 2009	224.2	48.57

Restricted Stock Units

The Company granted approximately 618,500 RSUs during fiscal 2009. At the time of grant, 344,200 were scheduled to vest on November 2, 2009, 178,900 on November 1, 2010 and 95,400 on October 31, 2011, all subject to the continued employment or retirement of the grantees. Certain RSUs granted in fiscal 2009 are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant. Other RSUs granted in fiscal 2009 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period.

The following is a summary of the status of the Company's RSUs as of June 30, 2009 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2008	814.0	$40.85
Granted	618.5	52.13
Vested	(479.3)	40.72
Forfeited	(30.7)	45.98
Nonvested at June 30, 2009	922.5	48.31

Share Units

The Company grants share units to certain non-employee directors under the Non-Employee Director Share Incentive Plan. The share units are convertible into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared. The following is a summary of the status of the Company's share units as of June 30, 2009 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Outstanding at June 30, 2008	18.1	$39.21
Granted	4.1	33.62
Dividend equivalents	0.4	30.25
Converted	–	–
Outstanding at June 30, 2009	22.6	38.02

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $0.3 million as compensation income and $0.5 million and $0.8 million as compensation expense to reflect additional deferrals and the change in the market value for fiscal 2009, 2008 and 2007, respectively.

NOTE 17 – NET EARNINGS PER COMMON SHARE

For the years ended June 30, 2009, 2008 and 2007, net earnings per common share ("basic EPS") is computed by dividing net earnings by the weighted average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards and contingently issuable shares.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	**2009**	2008	2007
(In millions, except per share data)			
Numerator:			
Net earnings from continuing operations	**$218.4**	$473.8	$448.7
Discontinued operations, net of tax	**–**	–	0.5
Net earnings attributable to common stock	**$218.4**	$473.8	$449.2
Denominator:			
Weighted average common shares outstanding – Basic	**196.3**	193.9	204.3
Effect of dilutive stock options	**0.8**	2.6	3.2
Effect of restricted stock units and performance share units	**0.6**	0.6	0.2
Effect of contingently issuable shares pursuant to accelerated share repurchase program	**–**	–	0.1
Weighted average common shares outstanding – Diluted	**197.7**	197.1	207.8
Basic net earnings per common share:			
Net earnings from continuing operations	**$ 1.11**	$ 2.44	$ 2.20
Discontinued operations, net of tax	**–**	–	.00
Net earnings	**$ 1.11**	$ 2.44	$ 2.20
Diluted net earnings per common share:			
Net earnings from continuing operations	**$ 1.10**	$ 2.40	$ 2.16
Discontinued operations, net of tax	**–**	–	.00
Net earnings	**$ 1.10**	$ 2.40	$ 2.16

As of June 30, 2009, 2008 and 2007, outstanding options to purchase 18.7 million, 7.1 million and 6.0 million shares, respectively, of Class A Common Stock were not included in the computation of diluted EPS because their inclusion would be anti-dilutive. As of June 30, 2009, 2008 and 2007, 0.2 million of performance share units have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in Note 16.

NOTE 18—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated other comprehensive income ("AOCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	2009	2008	2007
(In millions)			
Net unrealized investment gains, beginning of year	$ 0.3	$ 0.8	$ 0.5
Unrealized investment gains (losses)	(0.8)	(0.9)	0.5
Benefit (provision) for deferred income taxes	0.3	0.4	(0.2)
Net unrealized investment gains, end of year	(0.2)	0.3	0.8
Net derivative instruments, beginning of year	7.9	8.2	10.3
Gain (loss) on derivative instruments	16.5	(4.7)	(7.4)
Benefit (provision) for deferred income taxes on derivative instruments	(5.8)	1.6	2.5
Reclassification to earnings during the year:			
Foreign currency forward and option contracts	(26.1)	4.4	4.5
Settled interest rate-related derivatives	(0.3)	(0.2)	(0.3)
Benefit (provision) for deferred income taxes on reclassification	9.3	(1.4)	(1.4)
Net derivative instruments, end of year	1.5	7.9	8.2
Net minimum pension liability adjustments, beginning of year	—	—	(6.1)
Minimum pension liability adjustments	—	—	(6.7)
Benefit (provision) for deferred income taxes	—	—	2.7
Adjustment to initially apply new accounting standard, net of tax	—	—	10.1
Net minimum pension liability adjustments, end of year	—	—	—
Net pension and post-retirement adjustments, beginning of year	(108.8)	(67.4)	—
Adjustment to initially apply new accounting standard	—	—	(98.7)
Changes in plan assets and benefit obligations:			
Net actuarial gains (losses) recognized	(138.5)	(38.2)	—
Net prior service credit (cost) recognized	(0.7)	(34.0)	—
Translation adjustments	8.7	(0.3)	—
Amortization of amounts included in net periodic benefit cost:			
Net actuarial (gains) losses	4.1	8.4	—
Net prior service cost (credit)	3.0	1.0	—
Net transition asset (obligation)	—	0.1	—
Benefit (provision) for deferred income taxes	41.5	21.6	31.3
Net pension and post-retirement adjustments, end of year	(190.7)	(108.8)	(67.4)
Cumulative translation adjustments, beginning of year	211.4	113.1	60.0
Translation adjustments	(138.4)	103.7	53.1
Benefit (provision) for deferred income taxes	(0.7)	(5.4)	—
Cumulative translation adjustments, end of year	72.3	211.4	113.1
Accumulated other comprehensive income (loss)	$(117.1)	$110.8	$ 54.7

Of the $1.5 million, net of tax, derivative instrument gain recorded in AOCI at June 30, 2009, $8.7 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the Company's 5.75% Senior Notes due October 2033, which is being reclassified to earnings as an offset to interest expense over the life of the debt. Partially offsetting this gain was $0.5 million, net of tax, related to a loss from the settlement of a series of forward-starting interest rate swap agreements upon the issuance of the Company's 6.00% Senior Notes due May 2037, which will be reclassified to earnings as an addition to interest expense over the life of the debt. Also partially offsetting the net derivative instrument gain recorded in OCI was $6.7 million in losses, net of tax, related to foreign currency forward and option contracts which the Company will reclassify to earnings during the next twelve months.

Refer to Note 13 for the discussion regarding the net pension and post-retirement adjustments.

NOTE 19—STATEMENT OF CASH FLOWS

Supplemental cash flow information for fiscal 2009, 2008 and 2007 is as follows:

	2009	2008	2007
(In millions)			
Cash:			
Cash paid during the year for interest	$ 77.2	$ 74.1	$ 44.6
Cash paid during the year for income taxes	$230.2	$249.9	$199.6
Non-cash investing and financing activities:			
Long-term debt issued upon acquisition of business	$ —	$ 23.9	$ —
Incremental tax benefit from the exercise of stock options	$ (7.8)	$ 10.9	$ 16.0
Change in liability associated with acquisition of business	$ 5.9	$ 8.3	$ 2.1
Capital lease obligations incurred	$ 15.5	$ 9.7	$ 5.1
Accrued dividend equivalents	$ 0.1	$ 0.2	$ 0.2
Interest rate swap derivative mark to market	$ 13.6	$ 19.5	$ 0.6

NOTE 20—SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

The Company evaluates segment performance based upon operating income, which represents earnings before income taxes, minority interest, net interest expense and discontinued operations. The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED OR AT JUNE 30	2009	2008	2007
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	$2,886.0	$2,996.8	$2,601.0
Makeup	2,830.9	3,000.4	2,712.7
Fragrance	1,150.9	1,432.0	1,308.6
Hair Care	402.4	427.1	377.1
Other	61.7	54.5	38.1
Returns associated with restructuring activities	(8.1)	–	–
	$7,323.8	$7,910.8	$7,037.5
Depreciation and Amortization:			
Skin Care	$ 93.8	$ 88.5	$ 75.4
Makeup	100.0	94.6	84.6
Fragrance	38.6	45.2	36.7
Hair Care	19.1	20.3	9.3
Other	2.5	2.1	1.2
	$ 254.0	$ 250.7	$ 207.2
Goodwill, Intangible Asset and Other Long-Lived Asset Impairments:			
Skin Care	$ 36.4	$ –	$ 11.1
Makeup	4.1	14.0	–
Fragrance	12.8	–	–
Hair Care	9.4	–	–
Other	0.4	–	–
	$ 63.1	$ 14.0	$ 11.1
Operating Income (Loss):			
Skin Care	$ 294.1	$ 405.6	$ 341.5
Makeup	279.8	359.4	339.3
Fragrance	(60.8)	36.2	28.1
Hair Care	1.1	11.5	42.5
Other	(4.1)	(1.6)	(0.4)
Total charges associated with restructuring activities	(91.7)	(0.4)	(1.1)
	418.4	810.7	749.9
Reconciliation:			
Interest expense, net	(75.7)	(66.8)	(38.9)
Earnings before income taxes, minority interest and discontinued operations	$ 342.7	$ 743.9	$ 711.0
GEOGRAPHIC DATA			
Net Sales:			
The Americas	$3,421.2	$3,711.5	$3,560.9
Europe, the Middle East & Africa	2,611.3	3,006.7	2,493.4
Asia/Pacific	1,299.4	1,192.6	983.2
Returns associated with restructuring activities	(8.1)	–	–
	$7,323.8	$7,910.8	$7,037.5
Operating Income (Loss):			
The Americas	$ 115.2	$ 228.3	$ 336.4
Europe, the Middle East & Africa	229.7	433.1	321.4
Asia/Pacific	165.2	149.7	93.2
Total charges associated with restructuring activities	(91.7)	(0.4)	(1.1)
	$ 418.4	$ 810.7	$ 749.9
Total Assets:			
The Americas	$3,261.4	$2,931.0	$2,534.5
Europe, the Middle East & Africa	1,497.2	1,672.0	1,268.1
Asia/Pacific	418.0	408.2	323.1
	$5,176.6	$5,011.2	$4,125.7
Long-Lived Assets (property, plant and equipment, net):			
The Americas	$ 682.2	$ 670.8	$ 580.1
Europe, the Middle East & Africa	291.1	312.3	250.7
Asia/Pacific	53.4	60.0	50.0
	$1,026.7	$1,043.1	$ 880.8

The Company is domiciled in the United States. Net sales in the United States in fiscal 2009, 2008 and 2007 were $3,020.4 million, $3,276.2 million and $3,224.5 million, respectively. The Company's long-lived assets in the United States at June 30, 2009, 2008 and 2007 were $612.3 million, $597.8 million and $520.1 million, respectively.

NOTE 21 — UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for the years ended June 30, 2009 and 2008:

	Quarter Ended				
	September 30	December 31	March 31 (1)	June 30 (2)	Total Year
(In millions, except per share data)					
Fiscal 2009					
Net sales	**$1,903.5**	**$2,041.0**	**$1,696.5**	**$1,682.8**	**$7,323.8**
Gross profit	**1,403.4**	**1,533.0**	**1,250.1**	**1,255.7**	**5,442.2**
Operating income (loss)	**92.5**	**270.3**	**70.3**	**(14.7)**	**418.4**
Net earnings (loss)	**51.1**	**158.0**	**27.2**	**(17.9)**	**218.4**
Net earnings (loss) per common share:					
Basic	**.26**	**.80**	**.14**	**(.09)**	**1.11**
Diluted	**.26**	**.80**	**.14**	**(.09)**	**1.10**
Fiscal 2008					
Net sales	$1,710.1	$2,308.8	$1,879.8	$2,012.1	$7,910.8
Gross profit	1,254.3	1,730.3	1,407.9	1,521.5	5,914.0
Operating income	77.9	370.5	161.2	201.1	810.7
Net earnings	39.1	224.4	90.1	120.2	473.8
Net earnings per common share:					
Basic	.20	1.16	.47	.62	2.44
Diluted	.20	1.14	.46	.61	2.40

(1) Fiscal 2009 third quarter results include intangible asset impairment charges of $14.6 million ($13.8 million after tax, or $.07 per diluted common share) and restructuring and other special charges of $6.2 million ($4.2 million after tax, or $.02 per diluted common share).

(2) Fiscal 2009 fourth quarter results include charges associated with restructuring activities of $85.1 million ($57.2 million after tax, or $.29 per diluted common share), goodwill, intangible asset and other long-lived asset impairment charges of $48.5 million ($32.1 million after tax, or $.16 per diluted common share), and certain out-of-period adjustments of $9.6 million ($3.9 million after tax, or $.02 per diluted common share).

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2009, the Company's internal control over financial reporting was effective.

Fabrizio Freda
President and Chief Executive Officer

Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited The Estée Lauder Companies Inc.'s (the Company) internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Estée Lauder Companies Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2009, and our report dated August 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
August 19, 2009

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries (the Company) as of June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Estée Lauder Companies Inc.'s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 19, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the notes to the consolidated financial statements, effective July 1, 2006, the Company changed their method for quantifying errors based on SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," and effective June 30, 2007, the Company adopted Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Also as discussed in the notes to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."

KPMG LLP

New York, New York
August 19, 2009

Company Headquarters
The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information
Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day, by dialing our toll-free information line, 800-308-2334. News releases issued in the last 12 months are available online at *www.elcompanies.com*

Investor Inquiries
We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Annual Report on Form 10-K
If you would like a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our 10-K is also available on our website at *www.elcompanies.com*. The most recent certifications by our President and Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Common Stock Information
The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Quarterly Per Share Market Prices

Fiscal 2009	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$54.75	$40.75	$49.91
December 31	50.89	24.24	30.96
March 31	32.83	19.81	24.65
June 30	37.00	24.03	32.67

Dividends
Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.55 per share and was paid in December 2008.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Friday, November 13, 2009, at 10:00 a.m. at:
Jumeirah Essex House
160 Central Park South
New York, New York 10019

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services
BNY Mellon Shareowner Services is the Company's transfer agent and registrar. Please contact BNY Mellon directly with all inquiries and requests to:

- Change the name, address, or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-860-6295
www.bnymellon.com/shareowner/isd

Performance Graphs

The following graphs compare the cumulative five- and fourteen-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of a publicly traded peer group. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2004 for the five-year graph, and November 16, 1995 (the Company's initial public offering date) for the fourteen-year graph. The publicly traded companies included in the peer group are: Avon Products, Inc., Beiersdorf AG, L'Oreal S.A., LVMH Moët Hennessy Louis Vuitton S.A., The Procter & Gamble Company and Shiseido Company, Ltd.

Cumulative five-year total stockholder return



$200
150
100
50
0
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Cumulative fourteen-year total stockholder return



$450
400
350
300
250
200
150
100
50
0
Nov 1995
June 1996
June 1997
June 1998
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Trademarks

The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text in this report include: 3-Step Skin Care System, 8 Flower Nectar Aromatic Care, A Perfect World, Advanced Night Repair, Age Rescue, Air Control, All Firm, All Skins, Almost Lipstick, Almost Powder, American Beauty, AnyWear, Aramis, Aramis Classic, Aramis 900, Aramis Always, Aramis Devin, Aramis Life, Aromatic Cleansing Balm, Arovita C, Aveda, Batana, Bb. Gel, Creme de Coco, Curl Conscious, Bb. Shine Spray, Bb. Tonic Lotion, Beauty Boost, Beautiful, BeautyBank, Beloved, Blue Algae Enriched Firming Cream, Bobbi Brown, Bobbi Brown beach, Bobbi Brown Extra, Bobbi Brown Skin Foundation, Brilliantine, Bumble and bumble, Bronze Goddess, Calyx, Camouflage Cream, Chakra, Clinique, Clinique Happy, Clinique Medical, Clove Shampoo, Colorprint, Concentre de La Mer, Crème de la Mer, Curl Conscious, Custom Blend, Cyber White EX, Daily Moisture Defense Lotion, Damage Remedy, Darphin, Dazzleglass, Denblan, Double Wear, Dramatically Different, Dreamy Eyes, Dry Remedy, Enbrightenment, Estée Lauder, Estée Lauder *pleasures*, Even Better, Eyeliplex-2, False Eyelashes, Flawless Skin, Flirt!, Flowerific, Fluide de La Mer, Fluidline, Full Potential, Gellac, Good Skin, GoodSkin Labs, Grassroots, Grassroots Research Labs, Green Science, Hand Relief, Happily Ever After, Havana, High Impact, In Good Hands, Instant Moisture, Intensive Rebuilding, J·H·L, Jo Malone, La Mer, Lab Series Skincare For Men, Lash Envy, Lash-a-delic, Lipglass, LiquidLast, Lime Basil & Mandarin, Long Last Glosswear, Long-Wear Cream Shadow, Long-Wear Gel Eyeliner, Lumecin, Luminous, M·A·C, ★magic By Prescriptives, Make A Difference, Maximum Comfort, Mega-Mushroom, Metallic Long-Wear Cream Shadow, MicroCrystal Skin Refinisher, Mineralize, Modern Fusion, Moisture Surge, Nectarine Blossom & Honey, New West, Night Health, Nite-trition, Nourish-Mint, Nutritious, Oil Control Daily Hydrator, Ojon, Orange Blossom, Origins, Origins Natural Resources, Origins Organics, Peace of Mind, Perfectionist [CP+], Perfect Mineral, Pomegranate Noir, Pomegranate Super-Anti-Oxidant Cream, Predermine, Prep+Prime, Prescriptives, Private Collection Jasmine White Moss, Pure-Formance, Re-Nutriv, Redness Solutions, Resilience Lift, Restorative Hair Treatment, Root Power, Rub-Out, Sensuous, Serum de La Mer, Shampure, Shimmer Brick, Skin Supplies for Men, Skinfinish, Smooth-365, Smooth Infusion, Soin Visage de La Mer, Spray de Mode, Squeeze Me, Stimulskin Plus, Studio Fix, Studio Sculpt, Sumo Tech, Sumptuous, Superbalanced, Super Line Preventor Xtreme, Surf Spray, Swa, Tawaka, The Eye Concentrate, The Hydrating Infusion, The Lifting Face Serum, The Radiant Facial, Time Zone, Tri-Aktiline, Tunu Elastik, TurboLash, Tuscany Per Uomo, Ultimate Diamond, Virtual Skin, Vitamin C Power Brightening, Viva Glam, Youth Dew, Youth Surge, Youthtopia and Zoom Lash.

Coach and Coach Legacy are registered trademarks of Coach Services Inc. Daisy Fuentes, Dianoche, So Luxurious, Dianoche Ocean and Dianoche Love are licensed trademarks from DAFU Licensing Inc. Donna Karan, Donna Karan Black Cashmere, Donna Karan Cashmere Mist, Donna Karan Chaos, Donna Karan Gold, Donna Karan Fuel for Men, DKNY Be Delicious Women, DKNY Be Delicious Men, DKNY Be Delicious Fresh Blossom and DKNY The Fragrances for Women and Men are all licensed trademarks from Donna Karan Studio. Dr. Andrew Weil is a licensed trademark from Dr. Andrew Weil and Weil Lifestyle LLC. Hello Kitty is a licensed trademark from Sanrio Company, Ltd. Kiton and Kiton Black are licensed trademarks from Ciro Paone S.p.A. Michael Kors, Island Michael Kors Bermuda and Very Hollywood Michael Kors are licensed trademarks from Michael Kors L.L.C. Missoni and Missoni acqua are licensed trademarks from Missoni S.p.A. Sean John, Unforgivable, Unforgivable Woman and I AM KING are licensed trademarks from Christian Casey LLC. Tom Ford, Black Orchid, Tom Ford for Men, Tom Ford for Men Extreme, Private Blend Champaca Absolute and White Patchouli are licensed trademarks from 001 Corporation. Tommy Hilfiger, "tommy", "tommy girl", Dreaming Tommy Hilfiger and Hilfiger colognes are licensed trademarks from Tommy Hilfiger Licensing LLC.

THE ESTĒE LAUDER COMPANIES INC. 2009 ANNUAL REPORT ENVIRONMENTAL FIGURES

The Estée Lauder Companies Inc. 2009 Annual Report text and financial is printed on recycled paper that contains 100% post-consumer (PCW) fiber. This recycled paper is made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council (FSC) standards; in addition, the paper is made with 100% Renewable Electric Energy and manufactured Carbon Neutral.

34,762 lbs of Paper Using 100% Recycled Content - Carbon Neutral: 100% Renewable Electricity

19,614 lbs Pounds of solid waste not produced.

295,419,478 BTU's of energy not consumed.

120,624 Pounds of wood saved.

38,592 Net pounds of GHG CO2 not produced.

177,199 Gallons of wastewater not produced.

1,240 Pounds of waterborne waste not produced.

18,250 Pounds of carbon emissions not produced.

0.7 Garbage trucks not going to the landfill.

418 Trees saved.

3.5 Cars not driven for one year.

0.26 Olympic pools of water saved.

Emissions from 19.2 barrels of oil saved.

Saved energy for powering 3.24 homes for a year.

SAVINGS DERIVED FROM PRINTING USING WIND-GENERATED ELECTRICITY
7,272.97 lbs. of CO2 not emitted.

THIS AMOUNT OF WIND-GENERATED ELECTRICITY IS EQUIVALENT TO:
6,310.12 miles not driven in an automobile or 494 trees being planted.

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification printed this report with the use of certified renewable wind energy resulting in nearly zero volatile organic compound (VOC) emissions.

Sandy Alexander
100% wind energy

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. BV-COC-080903
www.fsc.org

BRINGING
THE BEST TO
EVERYONE
WE TOUCH

THE ESTĒE LAUDER COMPANIES INC.
767 FIFTH AVENUE NEW YORK, NEW YORK 10153